Amendment No. 1 to the Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on August 9, 2021.

This amended draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ENGAGESMART, LLC

to be converted as described herein into a corporation named

ENGAGESMART, INC*

(Exact name of registrant as specified in its charter)

Delaware	7389	83-2785225
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30 Braintree Hill Office Park, Suite 101

Braintree, Massachusetts 02184

(781) 848-3733

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles Kallenbach

General Counsel

EngageSmart, LLC

30 Braintree Hill Office Park, Suite 101

Braintree, Massachusetts 02184

(781) 848-3733

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ian D. Schuman Stelios G. Saffos Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 (212) 906-1200	Charles Kallenbach General Counsel EngageSmart, LLC 30 Braintree Hill Office Park, Suite 101 Braintree, Massachusetts 02184 (781) 848-3733	Ran D. Ben-Tzur James D. Evans Jennifer J. Hitchcock Michael M. Shaw Fenwick & West LLP 902 Broadway, Suite 14 New York, New York 10010 (212) 921-2001

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(2)(3)
Common stock, $ par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).
(2)	Includes the additional shares that the underwriters have the option to purchase from the Registrant. See “Underwriting.”
(3)	To be paid in connection with the initial filing of the registration statement.
*	Prior to the closing of the offering to which this registration statement relates, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and will change its name to EngageSmart, Inc.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2021

Prospectus

                shares

Common stock

This is an initial public offering of the common stock of EngageSmart, LLC (to be converted to EngageSmart, Inc., as further described herein). We are offering                shares of our common stock. We expect the public offering price to be between $                 and $                 per share. Currently, no public market exists for our common stock.

We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “                .”

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$
(1)	See “Underwriting” for additional disclosure regarding estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional                  shares of our common stock from us at the initial public offering price less underwriting discounts and commissions.

Investing in our common stock involves high degree of risk. See the “Risk factors” section beginning on page 17 of this prospectus for factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved, or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Upon completion of this offering, we will be a “controlled company” as defined under the corporate governance rules of the NYSE. We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

The underwriters expect to deliver shares of our common stock against payment in New York, New York on                , 2021.

J.P. Morgan	Goldman Sachs & Co. LLC	BofA Securities	Citigroup

Deutsche Bank Securities	Raymond James	Truist Securities	William Blair

KeyBanc Capital Markets	Needham & Company

                 , 2021.

EngageSmart

Simplifying customer and client engagement.

EngageSmart

$147M
2020 revenue

78%
2020 vs. 2019 growth rate [1]

>11x
LTV:CAC [2]

79M
Transactions

124%
Dollar-based net retention rate (DBNRR)

79%
Adjusted gross margin [3]

26M+
Consumers interacted with EngageSmart solutions [4]

$28B
TAM

15%
Adjusted EBITDA margin [3]

Note: Unless noted, figures shown as of and for the year ended December 31, 2020.

1 Represents the increase in revenue from 2019 to 2020. Revenue for the year ended December 31, 2019 is based on the addition of the Predecessor 2019 Period and the Successor 2019 Period. 2 See "Management's discussion and analysis of financial condition and results of operations —Key factors affecting our performance —Acquiring new customers" for a definition of LTV:CAC. 3 Adjusted Gross Margin and Adjusted EBITDA are non-GAAP metrics; see "Prospectus summary —Summary consolidated financial and operating information" for a reconciliation of Adjusted EBITDA and Adjusted Gross Margin, each a non-GAAP measure, to net loss and gross profit, respectively, the most directly comparable financial measures calculated and presented in accordance with GAAP. 4 Based on internal management estimates.

EngageSmart

Our culture is one of joy, where people come to work with the knowledge that their work has purpose and their individual contributions are valued.

Love for our employees and for our customers is what matters most.

Our mission is to bring delight to even the most routine tasks and customer interactions for our customers.

Agency is what we inspire: in one another, in our customers, in the client.

Connection is our aim and method.

The true aim of engagement is lasting connection. All of EngageSmart's solutions not only connect legacy industries with leading technology, they enable greater, more meaningful connections between our customers and their clients.

Impact is our purpose and how we hold ourselves accountable.

In addition to bringing delight to the everyday experience between companies and their clients, EngageSmart is committed to serving the community. This means in the places our solution teams are based, and to the planet as a whole.

Letter from Bob Bennett, Founder and CEO

“This shouldn’t be that hard.”

I have come back to this phrase time and time again over my career as an entrepreneur and CEO.

Prior to founding EngageSmart, I spent several years growing an electronic payments company. While electronic payment technology was already available, it seemed more difficult to use than it should have been. We delivered some great innovations at that company to address this problem, delighting end-users and creating highly attractive returns for our shareholders along the way.

Similarly, it was my personal experience and frustration around paying a utility bill that sparked our journey at EngageSmart. The simple premise that going paperless and paying a bill online “shouldn’t be that hard” led my co-founders and me to launch InvoiceCloud, the predecessor to EngageSmart. I believed that technology and innovation could be employed once again to simplify and streamline the bill payment process.

Over the past twelve years, we found many other “this shouldn’t be that hard” opportunities, such as scheduling a therapy appointment, opting for paperless billing, managing an insurance claim, making a charitable donation, and paying a medical bill. These are common tasks that we believe should be easy to perform in today’s world, but they have not been digitized at the rate of other common consumer experiences. At EngageSmart, our mission is to simplify customer and client engagement to allow our customers to focus their time and energy on initiatives that improve their businesses and better serve their communities. By delivering innovative solutions that meet today’s needs, and are continuously enhanced to meet future demands, EngageSmart enjoys a very big market opportunity with significant tailwinds.

Commercial and non-profit organizations like the ones we serve lack the expertise and resources to create their own digital user experiences. They instead rely on manual processes, or third-party software designed for a different era, to manage their client interactions. EngageSmart solutions are true SaaS, meaning they are single instance, multi-tenant software products. So when a new feature, such as pay by text, is introduced, all customers immediately and simultaneously receive the enhancement. No downloads, no uploads, no patches. It is like having a vehicle in your driveway that is regularly upgraded while you sleep.

With conviction that in life and business, you are declining if you are not growing, we have made organic growth our passion at EngageSmart. Our team has been motivated by growth from day one – personal and professional growth, growth for customers, employees, partners, shareholders, and organic growth for our business. We have intentionally chosen our end markets, our true SaaS architecture, our people, and our organizational structure with long-term growth in mind.

I am a serial entrepreneur who has been leading companies for the past thirty years. I love it! As a “math major,” I think in terms of problem-solving and building foundations that drive continuous improvement and sustained organic growth. At EngageSmart, our success is built on three key foundational principles: People, Product and Partnership.

People

We are a people-first organization, and this extends beyond employees to include our customers, their clients, our partners, and our investors. Their opinions, needs, and aspirations drive us, and we strive to respond with transparency and a sense of urgency. We promote a customer-first organizational model that places customers at the top of our organizational chart, as shown below.

All employees have the primary role of removing barriers for those above them, especially customers.

I am, quite happily and appropriately, at the very bottom of our company’s organization.

Good companies have good people, but it takes great people to make a great company. We are still in the early days of our journey, but we understand how to recruit, retain, and develop great people — this is the key to our success.

Product

We believe that the best product wins, and we are motivated by the ongoing pursuit of innovation and market leadership. Our software is mission critical for our customers and therefore difficult to replace, resulting in very high customer retention. While some software offerings grow complacent in this position, our collective competitive spirit drives us to constantly invest in our solutions and deepen the value they deliver.

For our InvoiceCloud product, this has meant steadily improving end-user digital adoption by expanding payment types, ongoing optimization of UI/UX, and deeper integrations with our software partners. At SimplePractice, we have seamlessly incorporated telehealth into the software (well before COVID-19), introduced features such as a professional website builder and continuing education opportunities, and launched Monarch, a marketplace for connecting our clinicians to therapy seekers. These are just a few examples, and the journey never ends.

It is worth reemphasizing that this ongoing innovation — and allowing all customers to benefit from it in real time — is driven by our true SaaS architecture, which we view as a key differentiator in our markets.

Partnership

At EngageSmart, we recognize that our solutions operate within an ecosystem, and we view all participants in this ecosystem as our partners. This includes our customers, the adjacent software and service providers they may use, and their clients. By viewing these constituents as partners and treating them as such, we accrue the benefit of focused product feedback and enhanced distribution, which have helped drive our organic growth.

Our view of partnership also extends to our customers’ communities, where we hope to make an impact through engagement. Our customers play an incredibly important role in their communities by serving a wide variety of wellness seekers (mental and physical health), non-profits, taxpayers, utility customers, financial service consumers, and medical patients. We are proud of the small part we play in these communities by providing solutions that are easy to deploy and use, that address their unique functional requirements, and that turn complex processes like payments and self-service into engaging digital experiences.

Our success is a direct reflection of the success of our customers, partners, investors, and employees and I greatly appreciate their incredibly strong contributions to our growth, and their selfless support of our customers’ communities.

We have had a blast growing our company and believe we have just scratched the surface of our opportunity. Shareholders can expect us to continue our relentless focus on people, product, and partnership to drive growth. We invite you to join us as investors who love to grow and help our communities at the same time. I hope that you enjoy our story and we look forward to having you participate as we write our next chapter!

Sincerely,

Bob Bennett

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared or that have been prepared on our behalf, or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

i

For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Through and including                , 2021 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Market and industry data

Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In presenting this information, we have made certain assumptions that we believe to be reasonable based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets in which we operate. While we believe the market and industry data included in this prospectus and upon which the management estimates included herein are in part based are generally reliable, such information, is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such data or the management estimates based on such data. Market and industry data are subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations inherent in any statistical survey of such data. Certain of these publications, studies and reports were published before the COVID-19 pandemic and therefore do not reflect any impact of COVID-19 on any specific market or globally. In addition, projections, assumptions and estimates of the future performance of the markets in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk factors” and “Cautionary note regarding forward-looking statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us. Accordingly, you are cautioned not to place undue reliance on such market and industry data or any other such estimates. The content of, or accessibility through, the sources and websites identified herein, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein, and any websites are an inactive textual reference only. In addition, references to the third-party publications and research reports named above are not intended to imply, and should not be construed to imply, a relationship with, or endorsement of us by, the third-party producing any such publication or report.

Trademarks, service marks, and trade names

This prospectus includes our trademarks, service marks, and trade names, including but not limited to EngageSmart, InvoiceCloud, SimplePractice, HealthPay24 and DonorDrive, and our logo, which are protected under applicable intellectual property laws. This prospectus also contains trademarks, service marks, and trade names of other companies, which are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, service marks, or trade names to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties. Solely for convenience, trademarks, service marks, and trade names referred to in this prospectus may appear without the ®, ™, or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks, and trade names.

Basis of presentation

The consolidated financial statements include the accounts of EngageSmart, LLC, which is treated as a corporation for U.S. federal tax purposes, and its subsidiaries. Prior to the closing of this offering, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to EngageSmart, Inc. All holders of shares of common stock of EngageSmart, LLC (“LLC Shares”) will become holders of shares of common stock of EngageSmart, Inc., as described under the heading “Corporate Conversion.” In this prospectus, we refer to all transactions related to our conversion to a corporation as the “Corporate Conversion.” We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements.

Presentation of financial information

EngageSmart, LLC was formed on December 7, 2018 as Hancock Parent, LLC and is a holding company with no material operating assets or operations. On December 11, 2018, EngageSmart, LLC entered a series of arrangements to indirectly acquire (the “InvoiceCloud Acquisition”), through its wholly-owned subsidiary Hancock Midco, LLC, 100% of the equity interest in Invoice Cloud, Inc. On February 11, 2019, Hancock Merger Sub, Inc., a transitory merger company of Hancock Midco, LLC, merged into InvoiceCloud, with InvoiceCloud continuing as the surviving corporation and a wholly-owned subsidiary of Hancock Midco, LLC. For all of the periods reported in these consolidated financial statements, the Company has not and does not have any material operations on a standalone basis, and all of the material operations of the Company are carried out by its subsidiaries.

As a result of the InvoiceCloud Acquisition, this prospectus presents certain financial information for two periods, the Predecessor and Successor periods, which relate to the period preceding the Acquisition on February 11, 2019 and the period succeeding the Acquisition, respectively. References to the “Successor 2019 Period” refer to the period from February 11, 2019 to December 31, 2019, and references to the “Predecessor 2019 Period” refer to the period from January 1, 2019 to February 10, 2019. Financial information in the Predecessor 2019 Period principally relates to Invoice Cloud, Inc. and its subsidiaries.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Non-GAAP measures and other data

Our consolidated financial statements and the other financial data included in this prospectus have been prepared in a manner that complies with generally accepted accounting principles in the United States (“GAAP”) and the regulations published by the Securities and Exchange Commission (“SEC”). However, we use Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Gross Margin as described in “Prospectus summary—Summary consolidated financial and operating information,” in various places in this prospectus. These non-GAAP financial measures are presented as supplemental disclosure and should not be considered in isolation from, or as a substitute for, the financial information prepared in accordance with GAAP, and should be read in conjunction with the consolidated financial statements included elsewhere in this prospectus. Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Gross Margin may differ from similarly titled measures presented by other companies.

See “Prospectus summary—Summary consolidated financial and operating information” for a reconciliation of these non-GAAP financial measures to their most directly comparable financial measure calculated in accordance with GAAP, and a discussion of our management’s use of Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Gross Margin.

Throughout this prospectus, we also provide a number of key business metrics used by management and sometimes used by others in our industry. These and other key business metrics are discussed in more detail in the section titled “Management’s discussion and analysis of financial condition and results of operations.”

Certain definitions

As used in this prospectus, unless the context otherwise requires:

•

“EngageSmart,” “we,” “us,” “our,” “our company,” “Company,” and “our business” refer, prior to the Corporate Conversion discussed herein, to EngageSmart, LLC, and after the Corporate Conversion, to EngageSmart, Inc.

•	“client” refers to individuals or entities that purchase goods or services from our customers.

•	“customer” refers to individuals or entities with whom we directly contract to use our solutions.

•

“Dollar-based net retention rate” is calculated as of the end of a given period by using (a) the revenue from all customers during the twelve months ending one year prior to such period as the denominator and (b) the revenue from all remaining customers during the twelve months ending as of the end of such period minus the revenue from all customers who are new customers during those twelve months as the numerator. We define new customers as customers with whom we have generated less than twelve months of revenue. Acquired businesses are reflected in our dollar-based net retention rate beginning one year following the date of acquisition.

•

“Enterprise Solutions” refers to InvoiceCloud, HealthPay24 and DonorDrive solutions and the respective vertical markets and customers each such solution serves. Our Enterprise Solutions are characterized by their go-to-market strategy, as described in “Business—Our go-to-market strategy.”

•

“NPS” refers to net promoter score, which can range from a low of negative 100 to a high of positive 100. NPS benchmarks can vary significantly by industry, but a score greater than zero represents a company that has more promoters than detractors.

For EngageSmart employees, NPS reflects employee responses to the following question—“How likely are you to recommend EngageSmart to a friend or colleague?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters, divide that number by the total number of respondents, and then multiply the resulting figure by 100. Our methodology for calculating NPS reflects responses from our employees who choose to respond to the survey question. In particular, our NPS reflects responses given to us between January 1, 2020 and December 31, 2020 and reflects a sample size of 413 responses over that period. NPS gives no weight to employees who decline to answer the survey question.

For EngageSmart customers who use our SimplePractice solution, NPS reflects customer responses to the following question—“How likely are you to recommend SimplePractice to a friend?” Responses of 9 or 10 are considered “promoters,” responses of 7 or 8 are considered neutral or “passives,” and responses of 6 or less are considered “detractors.” We then subtract the number of respondents who are detractors from the number of respondents who are promoters, divide that number by the total number of respondents, and then multiply the resulting figure by 100. Our methodology for calculating NPS reflects responses from our customers who choose to respond to the survey question. In particular, our NPS reflects responses given to us between January 1, 2020 and December 31, 2020 and reflects a sample size of 4,830 responses over that period. NPS gives no weight to customers who decline to answer the survey question.

•

“SMB Solutions” refers to the SimplePractice solution and the vertical market and customers such solution serves through its ecosystem of product offerings for health and wellness professionals. Our SMB Solutions are characterized by their go-to-market strategy, as described in “Business—Our go-to-market strategy.”

v

•

“Transactions Processed” refers to the number of accepted payment transactions, such as credit card and debit card transactions, automated clearing house (“ACH”) payments, emerging electronic payments, other communication, text messaging and interactive voice response transactions, and other payment transaction types, which are facilitated through our platform during a given period.

Prospectus summary

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk factors,” “Cautionary note regarding forward-looking statements” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

Our mission

Our mission is to simplify customer and client engagement.

Overview

We are a leading provider of vertically-tailored customer engagement software and integrated payments capabilities. We offer single instance, multi-tenant, true Software-as-a-Service (“SaaS”) vertical solutions that are designed to simplify our customers’ engagement with their clients by driving digital adoption and self-service. As of May 31, 2021, we served over 67,000 customers in the SMB Solutions segment and over 3,000 customers in the Enterprise Solutions segment across five core verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. Our SaaS solutions are purpose-built for each vertical we serve and they simplify and automate mission-critical workflows such as scheduling, client onboarding, client communication, paperless billing, and electronic payment processing. In 2020, we estimate over 26 million consumers interacted with an EngageSmart solution. Our solutions transform our customers’ digital engagement and empower them to manage, improve, and grow their businesses.

We believe the end-markets we serve are burdened by legacy systems and processes that result in operational inefficiencies and relatively low digital adoption from consumers. At the same time, consumers increasingly demand the convenient self-service capabilities and intuitive, frictionless, and personalized digital experiences that have become commonplace in other industries. Existing solutions in our end-markets are often built on legacy, hosted, or on-premises infrastructure that can lack the flexibility, scalability, and integrations required to provide advanced digital engagement capabilities. This has created a tremendous opportunity for our solutions to improve the customer experience by either replacing or augmenting the information systems used by our customers. Our ability to leverage our true SaaS solutions to innovate quickly and deliver enhancements to our customers on an ongoing basis is a key competitive advantage. This allows us to consistently innovate to increase digital adoption and add value for our clients.

We believe our solutions address a massive market opportunity today. We estimate the revenue opportunity for our current solutions was approximately $28 billion in the United States in 2020. Our verticals are large, underpenetrated, and generally non-cyclical with significant whitespace, low digital adoption, and growing usage of software and payments. Many verticals are only just beginning their digital journeys, providing an attractive runway for growth.

Today, our vertically-tailored SaaS solutions include:

•

SimplePractice.    An end-to-end practice management and EHR platform that health and wellness professionals use to manage their practices. SimplePractice serves clinicians, who are our customers, throughout their career journey, allowing them to manage their practice development from licensure to private practice. SimplePractice optimizes and enhances the customer and their clients’ experience by enabling customers to engage with their clients across both virtual and in-person settings, schedule appointments, document cases, and handle all aspects of billing and insurance processing on one integrated platform. In 2020, SimplePractice helped its customers manage and see 3.9 million patients, and over 44 million appointments were scheduled through SimplePractice’s platform. Our platform also helps our customers build and grow their practices through the use of our online marketplace, Monarch, and other practice marketing solutions such as our integrated professional website builder. Through SimplePractice Learning, we help our customers grow as professionals through high quality, on-demand video continuing education courses created by experts across the health and wellness fields.

•

InvoiceCloud.    An electronic bill presentment and payment solution that helps our Government, Utility, and Financial Services customers digitize billing, client communications, and collections. We believe InvoiceCloud drives superior client digital adoption, which increases engagement and drives operational efficiency for our customers.

•	HealthPay24. A patient engagement and payment platform that helps health systems, physician groups, dental practices, and medical billers efficiently drive patient self-pay collections.

•

DonorDrive.    A fundraising software platform that helps non-profits, healthcare organizations, and higher education institutions produce virtual events, launch branded donation campaigns, and create peer-to-peer fundraising experiences.

We sell our solutions through an efficient and diversified go-to-market strategy that includes digital marketing, direct sales, and strategic partnerships. As a product with self-service onboarding, SimplePractice is primarily distributed through inbound interest resulting from search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. For our solutions in our Enterprise Solutions segment, InvoiceCloud, HealthPay24, and DonorDrive, we go-to-market with a direct sales force, often in conjunction with strategic partners, such as back-end software providers, that provide lead generation and selling support. Our Enterprise products integrate directly with our customers’ back-end core systems, and we have over 300 unique integrations to customer billing and client management systems. These channel partnerships and deep integrations provide us greater reach into our vertical markets with pre-qualified leads that drive highly efficient sales processes and result in longer-term sticky customer relationships.

EngageSmart is a people-first organization with a unique culture centered on talent, vertical domain expertise, customer focus, product leadership, and efficient go-to-market strategies. We believe our people give us a competitive advantage, and we think of our customers, partners, and employees as our people. We promote a servant leadership model that places customers at the top of our organizational chart. We believe the best leaders empower their teams to excel and enable their customers to win. Our employee Net Promoter Score of 72 for 2020 is a reflection of our employees’ sense of empowerment and engagement. Engaged employees are imperative to achieving excellent customer service and strong company performance.

Our success in helping our customers simplify, streamline, and grow their businesses has allowed us to achieve significant growth. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we generated revenue of $8.2 million, $74.3 million and $146.6 million, respectively. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we had total net loss of $39.1 million, $14.5 million and $6.7 million, respectively. Our Adjusted EBITDA was $(0.1) million for the Predecessor 2019 Period, $4.5 million for the Successor 2019 Period, and $22.0 million for the year ended December 31, 2020. See “Prospectus summary—Summary consolidated financial and operating information” for a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our industry

We believe a number of key trends are contributing to the adoption of modern, vertically-tailored business management software, customer engagement applications, and billing and payment solutions, including:

•

Consumer expectations of intuitive, frictionless, and personalized digital experiences.    Today, consumers expect convenient, efficient, digital-first experiences, and they increasingly expect to engage with providers, pay their bills, and complete their to-do lists seamlessly, from any device through elegant user interfaces.

•

Accelerating adoption of modern digital technologies.    Businesses are adopting digital technologies to increase growth, optimize business processes, reduce costs, and improve the client experience so their employees can focus on more critical priorities.

•

Decreasing barriers to software adoption.    While businesses in our Enterprise Solutions segment have the resources to implement, integrate, and maintain various point solutions, businesses in our SMB Solutions segment generally require simple, easy-to-use, end-to-end technology solutions. Given the advantages of true SaaS and innovations in cloud technology, software solutions have become more affordable and easier to implement and maintain, generating higher return on investment and lowering barriers for both businesses in our Enterprise Solutions segment and our SMB Solutions segment.

•

Increasing vertical- and sub vertical-specific software needs.    Businesses across verticals are specializing in order to better compete and align with evolving client preferences, which has resulted in increased demand for vertically-tailored software solutions to address industry-specific workflows.

•

Ongoing market shift to electronic payment methods.    Consumer payment volumes continue to shift away from cash and checks in favor of electronic payment methods. Our customers value electronic payment methods as it is more cost effective and operationally efficient to service electronic payments than paper-based payments.

•

Legacy software vendors are partnering to modernize their solutions.    Businesses are expecting more from their software providers, and legacy vendors are increasingly partnering with next-gen solution providers to deliver a modern digital customer experience and extend the life of their core software systems.

•

Increasing value driven by integrating software and payments.    Businesses are increasingly recognizing the value of deep integration between their software tools and payment processing providers. This integration drives operating efficiencies, improved payment security and tracking, and a more seamless client experience compared to traditional standalone payment processing or paper-based billing and payment methods.

•

Cybersecurity threats are growing.    As cyber criminals have grown in sophistication and data breaches and ransomware attacks have become more prevalent, businesses are spending more time and resources to protect sensitive customer data, such as personal health records or consumer payment information.

Limitations of existing solutions

Today, our customers are increasingly turning to their software vendors to drive digital adoption, deliver self-service capabilities, and improve the consumer experience. However, the offerings available in the market often fail to meet the needs of our customers and have some or all of the following limitations:

•

Non-flexible, legacy technology infrastructure and manual processes.    Many existing solutions are built on legacy, hosted, or on-premises infrastructure and lack the flexibility, scalability, and integration required to provide advanced digital engagement capabilities and keep up with rapidly evolving consumer preferences. In addition, many businesses in our SMB Solutions segment lack internal IT resources and continue to rely on manual processes or disjointed point solutions to operate their businesses and engage with their clients.

•

Lack of vertical-specific functionality.    Existing solutions frequently offer broad, horizontal capabilities that apply a “one-size-fits-all” approach, and they aim to solve functional challenges across different verticals. These solutions may have broad functionality, but they frequently lack the vertical specialization required to meet consumers’ evolving expectations for seamless, frictionless, and personalized digital experiences.

•

Insufficient integrations.    Point solutions often lack the necessary integration of business data and operational workflows that our customers need to execute end-to-end processes. Generalized solutions that lack third-party integrations result in lower digital adoption than fully integrated solutions.

•

Lack of automation and self-service capabilities.    Existing solutions often require human involvement at various stages of the customer and client journey. These manual processes are prone to human error and lead to increased costs and additional challenges as businesses scale.

•

Inability to address evolving cybersecurity and privacy challenges.    The increase in cybercrime and the heightened attention around collecting and storing consumer data has led to an increased focus on data privacy and cybersecurity in software solutions. To meet these security and data privacy requirements, many legacy software providers are partnering with companies that provide deep domain knowledge in encryption methods and adhere to advanced security standards and techniques.

•

Cost and resource-intensity.    Existing software solutions often require significant capital, time, and technical talent to implement, which inhibits adoption. Once implemented, new version upgrades and adoption of feature releases require additional time and resources.

Our market opportunity

We are dedicated to helping our customers simplify, streamline, and grow their businesses. We believe our solutions address a massive market opportunity. We estimate the revenue opportunity for our current solutions to be approximately $28 billion: $10 billion addressed by solutions in our SMB Solutions segment and $18 billion addressed by solutions in our Enterprise Solutions segment.

We derive our revenue opportunity in our SMB Solutions segment by taking the total number of health and wellness clinicians addressed by our SimplePractice solution using data from the Bureau of Labor Statistics and multiplying by the total spend opportunity per customer based on the current prevailing market price.

We derive our revenue opportunity in our Enterprise Solutions segment by taking the total number of bills per year in the United States, as estimated by Aite Group, and multiplying by our average revenue per transaction. The verticals that are currently included in our Enterprise total addressable market are Health & Wellness, Government, Utilities, Financial Services, and Giving.

We believe our market will expand as we continue to help businesses and organizations increase their digital adoption and provide the technology that enables them to do so. In our SMB Solutions and Enterprise Solutions segments, we expect our average revenue per customer to increase as our customers grow and increase their digital adoption and as we expand the breadth of our solutions.

What sets us apart

We believe we have a differentiated position in the market, built on the following strengths:

•

True SaaS solutions.    We offer true SaaS solutions that simplify customer engagement by driving digital adoption and self-service capabilities. By “true” SaaS, we mean our products are single instance, multi-tenant cloud software solutions. We believe our architecture enables us to innovate quickly and deliver new features to our customers simultaneously and at lower operating costs compared to legacy providers. Our true SaaS architecture also provides financial benefits to us through operational scalability.

•

Product leadership through ongoing innovation.    We strive to deliver the best software solutions in the verticals we target and to continue innovating around these products to maintain this product leadership. Our true SaaS model allows for our customers to benefit from this innovation on release without the cost or time delays of traditional software upgrades.

•

Vertical domain expertise.    We develop deep expertise in the industries we serve and recruit industry experts with vertical domain expertise to drive innovation and product development. Our approach enables us to deliver industry-tailored software solutions, including business management software, customer engagement applications, and billing and payment solutions, to address vertical-specific workflows and customer requirements.

•	Exceptional talent and culture. We believe our unique culture enables us to attract, retain, and develop exceptional talent, which is a critical component of our success.

•	Customer focus. We have a product-driven, customer-focused ethos, and we are dedicated to helping our customers simplify, streamline, and grow their businesses. We win when our customers win.

•

Effective go-to-market.    We have an efficient and diversified go-to-market strategy tailored to each vertical we serve. Our efficient go-to-market strategy across our solutions has generated an LTV: CAC ratio of more than 11x for the years ended December 31, 2019 and 2020.

Our culture

At EngageSmart, we believe our culture is a competitive differentiator that drives our success. Our culture is built on four pillars: love, agency, connection, and impact.

•

Love.    We promote love for our teammates, our customers, and our partners. Our culture is one of commitment to customer success and a collaborative environment, where people come to work with the knowledge that their work has purpose and their individual contributions matter.

•

Agency.    We want to inspire agency in one another, in our customers, and in their clients. Agency gives people the permission to try new things, the autonomy to get things done without frustration, and access to more and better options.

•

Connection.    We believe the true aim of engagement is connection. Our solutions connect legacy industries with leading technologies and enable more meaningful connections between our customers and their clients.

•

Impact.    Our purpose is impact. In addition to bringing delight to the everyday experience between companies and their customers, we are committed to serving the community. This includes the places our teams are based and the entire planet.

Servant leadership permeates our organization and underpins our growth mindset. We believe the best leaders empower their teams to excel. Our employees feel empowered to respond rapidly, innovate quickly, and build effectively, enabling us to maintain product leadership and help our customers win in the marketplace.

Our employee NPS score of 72 for 2020 is a reflection of our employees’ sense of empowerment and engagement. We strive to hire exceptionally talented people who embrace our culture because it is critical to our success; it sets us apart and allows us to win.

Our growth strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

•	Grow with existing customers.

•	Win new customers.

•	Build new, and enhance existing, products.

•	Expand into new verticals.

•	Pursue select strategic acquisitions.

Summary risk factors

Investing in our common stock involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk factors” in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Below are some of these risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:

•	Our rapid growth may not be sustainable or indicative of our future growth.

•	Our business could be harmed if we fail to manage our infrastructure to support future growth.

•	Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.

•	If we are unable to attract new customers or convert trial customers into paying customers, our revenue growth and operating results will be adversely affected.

•	If we are not able to introduce new features or services successfully and to make enhancements to our solutions, our business and results of operations could be adversely affected.

•

Our business, financial condition, and results of operations depend substantially on our customers renewing their contracts for our solutions with us and expanding their use of our solutions. Any decline in our customer renewals or failure to convince our customers to broaden their use of solutions and related services would harm our business, results of operations, and financial condition.

•	We have incurred net losses on an annual basis since we were founded, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

•

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and regulations, and changing business needs, requirements, or preferences, our products may become less competitive and our growth rate could decline.

•	Real or perceived errors, failures, or bugs in our solutions could adversely affect our business, results of operations, financial condition, and growth prospects.

•

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share, our business, financial condition, and operating results will be harmed.

•	If we are unsuccessful in establishing, growing, or maintaining strategic partnerships, our ability to compete could be impaired, and our operating results may suffer.

•

We expect fluctuations in our quarterly operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our common stock could decline.

•

We have in the past and may in the future acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

•

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

•

General Atlantic will continue to have significant influence over EngageSmart after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

•	We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Our corporate information

We were initially formed as Hancock Parent, LLC, a Delaware limited liability company, on December 7, 2018. On January 24, 2020, Hancock Parent, LLC changed its name to EngageSmart, LLC. Prior to the closing of this offering, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and will change its name to EngageSmart, Inc. See “Corporate Conversion.” Our principal executive offices are located at 30 Braintree Hill Office Park, Suite 101, Braintree, Massachusetts 02184, and our telephone number is (781) 848-3733. Our corporate website address is www.engagesmart.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name EngageSmart, LLC. Prior to the closing of this offering, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion and will change its name to EngageSmart, Inc. In this prospectus, we refer to all transactions related to our conversion to a corporation as the “Corporate Conversion.” As a result of the Corporate Conversion, all holders of LLC Shares will become holders of shares of common stock of EngageSmart, Inc. The number of shares of our common stock that holders of LLC Shares will be entitled to receive in the Corporate Conversion will be based on their relative rights as set forth in our limited liability company agreement.

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a corporation rather than a limited liability company and so that our existing investors will own our common stock rather than equity interests in a limited liability company. For further information regarding the Corporate Conversion, see “Corporate Conversion.”

Ownership structure

The diagram below depicts our organizational structure after giving effect to the Corporate Conversion.

Implications of being an emerging growth company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•

we will present in this prospectus only two years of audited consolidated financial statements, plus any required unaudited consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations;

•

we will avail ourselves of the exemption from the requirement to obtain an attestation report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	we will provide less extensive disclosure about our executive compensation arrangements; and

•	we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

The offering

Common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Option to purchase additional shares of common stock	The underwriters have an option to purchase up to an aggregate of additional shares of our common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $ million, based upon an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that our net proceeds will be approximately $ million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. As of the date of this prospectus, we do not have a specific plan for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering for general corporate purposes, including to fund our growth, technology development, working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in the way that we use the net proceeds of this offering.

See the section titled “Use of proceeds” for additional information.
Proposed NYSE symbol	“ .”

Controlled company	Upon completion of this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE.

Risk factors	See “Risk factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding after this offering is based on                shares of our common stock outstanding as of December 31, 2020, after giving effect to the Corporate Conversion, and excludes:

•

            shares of our common stock issuable upon the exercise of stock options outstanding as of                under our Amended and Restated 2015 Stock Option Plan (the “LLC Option Plan”), at a weighted average exercise price of $                per share;

•

                 shares of our common stock reserved for future issuance under our 2021 Incentive Award Plan (“2021 Plan”), which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Plan; and

•

                 shares of our common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (“ESPP”), which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of our common stock that will be outstanding after this offering, assumes or gives effect to:

•	the completion of our Corporate Conversion, as a result of which all outstanding LLC Shares will be converted into an aggregate of shares of common stock of EngageSmart, Inc.; and

•	no exercise by the underwriters of their option to purchase up to additional shares of our common stock.

Summary consolidated financial and operating information

The following tables present the summary historical consolidated financial and other data for the periods indicated. The summary consolidated statements of operations data and statements of cash flows data for the period from January 1, 2019 through February 10, 2019 (“Predecessor 2019 Period”), the period from February 11, 2019 through December 31, 2019 (“Successor 2019 Period”) and the year ended December 31, 2020, and the summary consolidated balance sheet data as of December 31, 2020 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. This data should be read in conjunction with, and is qualified in its entirety by reference to, the “Management’s discussion and analysis of financial condition and results of operations” and “Capitalization” sections of this prospectus and our audited consolidated financial statements and notes thereto for the periods and dates indicated included elsewhere in this prospectus.

(in thousands, except share and per share data)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020

Consolidated statement of operations:
Revenue	$8,151	$74,281	$146,557
Cost of revenue	3,475	21,366	37,593

Gross profit	4,676	52,915	108,964

Operating expenses:
General and administrative	25,584	15,657	26,866
Selling and marketing	6,221	29,282	48,581
Research and development	11,140	12,583	20,788
Contingent consideration net (benefit) expense	—	(212)	257
Restructuring charges	—	—	2,434
Amortization of intangible assets	226	7,508	9,390

Total operating expenses	43,171	64,818	108,316

(Loss) income from operations	(38,495)	(11,903)	648

Other income (expense):
Interest expense	(592)	(7,206)	(9,908)
Other (expense) income, net	(8)	4	(44)

Total other expense, net	(600)	(7,202)	(9,952)

Loss before income taxes	(39,095)	(19,105)	(9,304)
Provision (benefit) for income taxes	40	(4,642)	(2,626)

Net loss and comprehensive loss	$(39,135)	$(14,463)	$(6,678)

Less: Net loss attributable to non-controlling interest	(54)

Net loss attributable to Invoice Cloud, Inc.	$(39,081)

(in thousands, except share and per share data)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Net loss per share attributable to common shareholders of Invoice Cloud, Inc. (Predecessor)/net loss per share (Successor), basic and diluted	$(2.37)	$(0.30)	$(0.14)

Weighted average common shares outstanding, basic and diluted	16,494,778	47,454,602	48,549,076

Pro forma net loss per share—basic and diluted (unaudited)(1)

Pro forma weighted-average shares outstanding—basic and diluted (unaudited)(1)

Consolidated statement of cash flows:
Net cash (used in) provided by operating activities	$(143)	$ (1,284)	$ 19,645
Net cash used in investing activities	(97)	(354,781)	(30,910)
Net cash provided by financing activities	786	362,249	34,731
(1)	We have presented pro forma basic and diluted net loss per share for the year ended December 31, 2020 which consists of our historical net loss attributable to EngageSmart, LLC, divided by the pro forma basic and diluted weighted average number of shares of common stock outstanding after giving effect to the Corporate Conversion.

	As of December 31, 2020
(in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

Consolidated balance sheet:
Cash and cash equivalents	$29,350	$	$
Total assets	581,158
Total liabilities	152,498
Accumulated members’/stockholders’ deficit	(21,141)
Total members’/stockholders’ equity	428,660
Working capital(4)	12,267

(1)	The pro forma consolidated balance sheet data give effect to the Corporate Conversion as a result of which all outstanding LLC Shares will convert on a one-for- basis into an aggregate of shares of common stock. The number of shares of common stock certain holders of our LLC Shares will receive in connection with the Corporate Conversion will vary depending on the initial public offering price set forth on the cover page of this prospectus. See “Corporate Conversion.”

(2)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments described in footnote (1) and to the issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price, and after deducting estimated underwriting discounts and commissions would increase (decrease) pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by $ million. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.

(4)	We define working capital as current assets less current liabilities.

Key business metric and non-GAAP financial measures:

In addition to the measures presented in our consolidated financial statements, we use the following key business metric and non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key performance indicator and non-GAAP financial measures for each period presented below, which are unaudited.

	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Transactions Processed(1) (in millions)	5.4	48.0	79.4
Adjusted EBITDA(2) (in thousands)	$(59)	$4,531	$22,039
Adjusted EBITDA Margin(2)	(0.7)%	5.9%	15.0%
Adjusted Gross Profit(2) (in thousands)	$6,327	$60,836	$116,404
Adjusted Gross Margin(2)	77.6%	79.1%	79.1%

(1)	See the section titled “Management’s discussion and analysis of financial condition and results of operations—Key business metric and Non-GAAP financial measures” included elsewhere in this prospectus for a description of, and additional information about, this key business metric.

(2)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin are supplemental measures of our performance that are not required by, or presented in accordance with, GAAP. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin are not measurements of our financial performance under GAAP and should not be considered as an alternative to net loss, gross profit or any other performance measure derived in accordance with GAAP.

We define Adjusted EBITDA as net loss excluding interest expense, net; provision (benefit) for income taxes; depreciation; and amortization of intangible assets, as further adjusted for acquisition-related expenses, fair value adjustment of acquired deferred revenue, stock/equity-based compensation, and restructuring charges. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue plus the fair value adjustment of acquired deferred revenue.

We define Adjusted Gross Profit as gross profit as adjusted for fair value adjustment of acquired deferred revenue, depreciation, amortization, stock-based compensation, and acquisition-related expenses. We define Adjusted Gross Margin as Adjusted Gross Profit divided by revenue plus the fair value adjustment of acquired deferred revenue.

We caution investors that amounts presented in accordance with our definitions of Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin in the same manner. We present Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin because we consider these metrics to be an important supplemental measures of our performance and believe it is frequently used by securities analysts, investors, and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations.

Management uses Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin:

•

as a measurement of operating performance because it assists us in comparing the operating performance of our business on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies; and

•	to evaluate our capacity to expand our business.

By providing these non-GAAP financial measures, together with a reconciliation to the most directly comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net loss, gross profit, or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Profit, and Adjusted Gross Margin should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using these non-GAAP measures only supplementally. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable GAAP measure, which is net loss:

(in thousands)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Net loss	$(39,135)	$(14,463)	$(6,678)
Addbacks:
Provision (benefit) for income taxes	40	(4,642)	(2,626)
Interest expense, net	592	7,206	9,903
Amortization of intangible assets	226	12,535	15,523
Depreciation	66	690	1,288
Fair value adjustment of acquired deferred revenue	—	2,611	543
Stock/equity-based compensation(a)	2,064	289	641
Restructuring charges	—	—	2,434
Acquisition-related expenses(b)	36,088	305	1,011

Adjusted EBITDA	$(59)	$4,531	$22,039
Adjusted EBITDA Margin	(0.7)%	5.9%	15.0%

(a)	Represents non-cash expenses arising from the grant of stock awards to employees.

(b)	Represents accounting, legal, consulting, and other expenses associated with the InvoiceCloud Acquisition and the acquisitions described in the section titled “Management’s discussion and analysis of financial condition and results of operations.”

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most directly comparable GAAP measure, which is gross profit:

(in thousands)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Gross profit	$4,676	$52,915	$108,964
Fair value adjustment of acquired deferred revenue	—	2,611	543
Depreciation	—	275	608
Amortization	—	5,027	6,133
Stock-based compensation(a)	28	8	14
Acquisition-related expenses(b)	1,623	—	142

Adjusted Gross Profit	$6,327	$60,836	$116,404
Adjusted Gross Margin	77.6%	79.1%	79.1%

(a)	Represents non-cash expenses arising from the grant of stock awards to employees.

(b)	Represents accounting, legal, consulting, and other expenses associated with the InvoiceCloud Acquisition and the acquisitions of PSN and TYH as further described in the section titled “Management’s discussion and analysis of financial condition and results of operation.”

Risk factors

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, or results of operations. In such case, the trading price of our common stock could decline, and you may lose some or all of your original investment.

Risks related to our business and industry

Our rapid growth may not be sustainable or indicative of our future growth.

Our recent rapid growth may not be sustainable or indicative of our future growth. Even though the number of customers who use our solutions has grown rapidly in recent years, there can be no assurance that we will be able to attract new customers or retain existing customers. Our ability to attract new customers, retain revenue from existing customers, or increase adoption of our solutions by both new and existing customers is impacted by a number of factors, including:

•	our fees and certain of our customers’ ability to pass them on to clients;

•	our ability to timely expand the functionality and scope of our solutions;

•	our ability to maintain the rates at which our customers pay us and continue to use our solutions;

•	competitive factors, including the introduction of competing solutions, discount pricing and other strategies that may be implemented by our competitors;

•	for SimplePractice, our ability to continue to offer free trials at reasonable costs to us that attracts customers to our paid solution;

•	our ability to recruit, retain and develop the talent needed to continue to grow the business;

•	our ability to gain the domain knowledge in selected vertical markets needed to appropriately influence product and service roadmaps;

•	our ability to establish and/or maintain product leadership and growth in our vertical solutions;

•	our ability to establish and/or maintain efficient go to market strategies;

•	our ability to gain and synthesize the customer feedback needed to appropriately influence product and service roadmaps;

•	our ability to translate customer needs into working solutions that deliver enough value for customers to keep or select our solutions over competing providers;

•	our ability to make timely delivery of solutions to customers;

•	our ability to adequately train customers to use our solutions and enhancements to our solutions when available;

•	our ability to maintain high-quality customer support for customers and clients;

•	our ability to attract and retain strategic partners;

•	our ability to expand into new industries and market segments;

•	actual or perceived privacy or security breaches;

•	the frequency and severity of any system outages, technological changes, or similar issues;

•	the impact of COVID-19;

•	our ability to successfully identify, acquire and integrate, or invest in businesses, products, or technologies that we believe could complement or expand our solutions;

•	our ability to increase awareness of our brands and successfully compete with other companies; and

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our focus on long-term value over short-term results, meaning that we may make strategic decisions that may not maximize our short-term revenue or profitability if we believe that the decisions are consistent with our mission and will improve our financial performance over the long-term.

Our business could be harmed if we fail to manage our infrastructure to support future growth.

The rapid growth we have experienced in our business places significant demands on our operational infrastructure. The scalability and flexibility of our solutions depend on the functionality of our technology and network infrastructure and its ability to handle increased traffic and demand for bandwidth. The growth in the number of customers and their clients using our solutions has increased the amount of data that we process. Any problems with the transmission of increased data could result in harm to our brand or reputation. Moreover, as our business grows, we will need to devote additional resources to improving our operational infrastructure and continuing to enhance its scalability in order to maintain the performance of our solutions, including customer support, risk and compliance operations, and other SaaS solutions services. Any failure of or delay in these efforts could result in service interruptions, impaired system performance, and reduced customer and client satisfaction. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to our customers and could result in lost customer opportunities and higher attrition rates, any of which could hurt our revenue growth, customer loyalty and our reputation. Even if our efforts to scale our business are successful, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

Moreover, our rapid growth has placed, and will likely continue to place, a significant strain on our managerial, administrative, operational, financial, and other resources. We grew from approximately 420 full-time employees as of December 31, 2019 to more than 575 full-time employees as of December 31, 2020. We intend to further expand our overall business, including headcount, with no assurance that our revenue will continue to grow or grow sufficiently to offset the costs associated with increased headcount. As we grow, we will be required to continue to improve our operational and financial controls and reporting procedures, and we may not be able to do so effectively. Furthermore, some members of our management do not have significant experience managing a large public company, so our management may not be able to manage such growth effectively. In managing our growing operations, we are also subject to the risks of over-hiring, over-compensating our employees, and over-expanding our operating infrastructure. As a result, we may be unable to manage our expenses effectively in the future, which may negatively impact our gross profit or operating income.

In addition, we believe that an important contributor to our success has been our corporate culture, which we believe fosters innovation and is rooted in a philosophy of aligning our success with that of our customers. As a result of our rapid growth, a significant portion of our employees have been with us for fewer than three years. As we continue to grow and develop the infrastructure of a public company, we must effectively integrate, develop and motivate a growing number of new employees, who are dispersed geographically, primarily in the U.S. Our geographically dispersed workforce may make it more difficult for our management to manage our growth effectively and preserve our corporate culture. In addition, we must preserve our ability to execute quickly in further developing our solutions and implementing new features and tools. As a result, we may find it difficult to maintain our corporate culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to recruit and retain personnel, to continue to perform at current levels, or to execute our business strategy effectively and efficiently.

Our risk management efforts may not be effective to prevent fraudulent activities, which could expose us to material financial losses and liability and otherwise harm our business.

We offer solutions that, among other things, automate the entire bill payment lifecycle, providing electronic bill presentment, client engagement, and payment processing for a large number of customers and clients. For some of our solutions, we share in the responsibility of verifying the identity of our customers and monitoring transactions for fraud. We and our customers have been in the past and will continue to be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and check fraud. We have in the past, and may in the future, suffer losses from acts of financial fraud committed by or against our customers, partners, clients, employees, or other third-parties.

The techniques used to attempt to perpetrate fraud through our solutions are continually evolving, and we expend considerable resources to continue to monitor and combat them. In addition, when we introduce new products and functionality, or expand existing products, we may not be able to identify all risks created by the new products or functionality. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques, and processes may contain errors, or our employees or agents may commit mistakes or errors in judgment, as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our solutions could enable criminals and those committing fraud to cause significant losses to our business. As greater numbers of customers, partners, and clients use our solutions, our exposure to material risk of losses from a single user, or from a small number of users, will increase.

Our current business and anticipated growth will continue to place significant demands on our risk management efforts, and we will need to continue developing and improving our existing risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud evolve, we may need to modify our solutions to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves on our books for fraud related losses. Further, these types of fraudulent activities on our solutions can also expose us to civil and criminal liability and governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our third-party partners.

If we are unable to attract new customers or convert trial customers into paying customers, our revenue growth and operating results will be adversely affected.

To increase our revenue, we must continue to attract new customers and increase sales to those customers. As our market matures, our solutions evolve, and competitors introduce lower cost or differentiated products or services that are perceived to compete with our solutions, our ability to sell our solutions could be impaired.

Similarly, our sales could be adversely affected if customers or users perceive that features incorporated into alternative products reduce the need for our solutions or if they prefer to purchase products that are bundled with offerings by other companies. Further, in an effort to attract new customers, we may offer simpler, lower-priced solutions, which may reduce our profitability.

We rely upon our marketing strategy, most significantly in our SimplePractice solution, of offering risk-free trials of our solutions, and other inbound, digital marketing strategies to generate sales opportunities. Converting these trial customers to paid customers often requires extensive follow-up and engagement. Many prospective customers never convert from the trial version of our solutions to a paid version of our solutions. Further, we often depend on individuals within an organization who initiate the trial versions of our solutions being able to convince decision makers within their organization to convert to a paid version. To the extent that these users do not become, or are unable to convince others to become, paying customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our revenue, particularly in our SMB Solutions segment, will be adversely affected. As a result of these and other factors, we may be unable to attract new customers, which would have an adverse effect on our business, revenue, gross margins, and operating results.

If we are not able to introduce new features or services successfully and to make enhancements to our solutions, our business and results of operations could be adversely affected.

Our ability to attract new customers and increase revenue from existing customers depends in part on our ability to enhance and improve our solutions and to introduce new features and services. For example, we introduced Monarch in 2021, which reinvents how clinicians connect with therapy seekers through an online marketplace. To grow our business and remain competitive, we must continue to enhance our solutions and develop features that reflect the constantly evolving nature of technology and our customers’ needs. The success of SimplePractice, InvoiceCloud, and any other solutions, products, enhancements, or developments depends on several factors: our anticipation of market changes, demands, and product features, including timely product introduction and conclusion, sufficient customer demand, cost effectiveness in our product development efforts and the proliferation of new technologies that are able to deliver competitive offerings at lower prices, more efficiently, more conveniently or more securely. In addition, because our solutions are designed to operate with a variety of systems, applications, data, and devices, we will need to continuously modify and enhance our solutions to keep pace with changes and updates in such systems. We may not be successful in developing these modifications and enhancements. Furthermore, the addition of features to our solutions will increase our research and development expenses. Any new features that we develop may not be introduced in a timely or cost-effective manner or may not achieve the market acceptance necessary to generate sufficient revenue to justify the related expenses. It is difficult to predict customer adoption of new features. Such uncertainty limits our ability to forecast our future results of operations and subjects us to several challenges, including our ability to plan for and model future growth. If we cannot address such uncertainties and successfully develop new features, enhance our solutions, or otherwise overcome technological challenges and competing technologies, our business and results of operations could be adversely affected.

We also offer certain additional services such as integration and training. If we cannot introduce new solutions or enhance our existing solutions to keep pace with changes in our customers’ deployment strategies, we may not be able to attract new customers, retain existing customers, and expand their use of our software or secure renewal contracts, which are important for the future of our business.

Our business, financial condition, and results of operations depend substantially on our customers renewing their contracts for our solutions with us and expanding their use of our solutions. Any decline in our customer renewals or failure to convince our customers to broaden their use of solutions and related services would harm our business, results of operations, and financial condition.

Our solutions are term-based. In our Enterprise Solutions segment, the majority of our contracts are three year terms, but we have many contracts which must be renewed on a quarterly basis. In our SMB Solutions segment, substantially all of our contracts must be renewed on a monthly basis. In order for us to maintain or improve our results of operations, it is important that our customers do not terminate their contracts with us, renew their contracts with us when their terms expire, and renew on the same or more favorable terms. For our transaction-based arrangements, it is important that our customers process significant volume with us. Our customers have no obligation to renew their contracts with us, and we may not be able to accurately predict customer renewal rates. In addition, the growth of our business depends in part on our customers expanding their use of solutions. Historically, some of our customers have elected not to renew their contracts with us for a variety of reasons, including as a result of changes in their strategic IT priorities, budgets, costs and, in some instances, due to competing offerings. Our renewal rates may also decline or fluctuate as a result of a number of other factors, including our customers’ satisfaction or dissatisfaction with our solutions or our pricing, the effectiveness of our customer support services, mergers and acquisitions affecting our customer base, global economic conditions, and the other risk factors described herein. Our ability to sell additional functionality to our existing customers may require more sophisticated and costly sales efforts, especially for our larger customers with more senior management and established procurement functions. As a result, we cannot assure you that customers will renew their contracts with us or increase their usage of our solutions. If our customers do not renew their contracts with us or renew on less favorable terms or if we are unable to expand our customers’ use of our solutions, our business, results of operations, and financial condition may be adversely affected.

We have incurred net losses on an annual basis since we were founded, anticipate increasing our operating expenses in the future, and may not achieve or sustain profitability.

We have incurred significant operating losses since our inception. For the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, we had net losses of $39.1 million, $14.5 million and $6.7 million, respectively, and (loss) income from operations of $(38.5) million, $(11.9) million and $0.6 million, respectively. Our operating expenses may increase substantially in the foreseeable future as we continue to expend financial resources to grow our business, including to build new products and add features and functionality to existing products; expand our salesforce and marketing to win new customers; expand into new verticals; pursue strategic acquisitions or strategic investments; improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security; comply with laws and regulations; purchase directors’ and officers’ liability insurance for public companies; and invest in general administration, including increased legal and accounting expenses associated with being a public company. The increased costs associated with these and other investments we may make in our business may fail to generate the expected benefits. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, operating results, and financial condition will be harmed, and we may not be able to achieve or, if achieved, maintain profitability over the long term. In particular, we expect net loss may increase and Adjusted EBITDA may decline in the near-term as we incur increased operating costs associated with being a public company.

Public company operations may prove to be more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. As a result, we may need to raise additional capital through equity and debt financings in order to fund our operations. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, financial condition, and results of operations may suffer and your investment may be further diluted.

If we fail to adapt and respond effectively to rapidly changing technology, evolving industry standards and regulations, and changing business needs, requirements, or preferences, our products may become less competitive, and our growth rate could decline.

The market for our solutions is relatively new and subject to ongoing technological change, evolving industry standards and payment methods, shifting laws and regulations, and changing customer and client needs, requirements, and preferences. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes on a timely basis, including launching new solutions. The success of any new solutions, or any enhancements or modifications to existing solutions, depends on several factors, including the timely completion, introduction, and market acceptance of such solutions, enhancements, and modifications. If we are unable to enhance our solutions or develop new solutions that keep pace with technological and regulatory change and achieve market acceptance, or if new technologies emerge that are able to deliver competitive solutions at lower prices, more efficiently, more conveniently or more securely than our products, our business, operating results and financial condition would be adversely affected. Moreover, we may experience delays in the development and introduction of new solutions due to the effects of the COVID-19 pandemic. Furthermore, modifications to our existing solutions or technology will increase our research and development expenses. Any of the foregoing could reduce the demand for our services, result in customer, partner and client dissatisfaction and adversely affect our business.

Real or perceived errors, failures or bugs in our solutions could adversely affect our business, results of operations, financial condition, and growth prospects.

Our solutions are complex, and therefore, undetected errors, failures or bugs have occurred in the past and may occur in the future. Our solutions are used in IT environments with different operating systems, system management software, applications, devices, databases, servers, storage, middleware, custom and third-party applications and equipment and networking configurations, which has in the past caused, and may in the future cause, errors or failures in the IT environment into which our solutions are deployed. This diversity increases the likelihood of errors or failures in those IT environments. Despite testing by us, real or perceived errors, failures or bugs may not be found until our customers use our solutions. Real or perceived errors, failures or bugs in our products could result in negative publicity, loss of or delay in market acceptance of our solutions and harm our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose (and have in the past chosen), for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any errors, failures or bugs in our software could impair our ability to attract new customers, retain existing customers or expand their use of our software, which would adversely affect our business, results of operations and financial condition.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business, financial condition, and operating results will be harmed.

We may face intense competition, which could limit our ability to maintain or expand market share within our industry, and if we do not maintain or expand our market share our business, financial condition, and operating results will be harmed. The market for vertically-tailored, customer engagement software and integrated payments is highly fragmented. We primarily compete with manual processes, point solution vendors, and legacy and modern solution providers. As costs fall and technology improves, increased market saturation may change the competitive landscape in favor of competitors with greater scale than we currently possess.

For our SimplePractice solution, we primarily compete against pen and paper, point solution vendors, and a number of horizontal and vertically-specialized solutions, including practice management software providers. For our solutions in our Enterprise Solutions segment, we primarily compete against bill presentment and payment systems internally developed by financial institutions, as well as legacy and modern solution providers. Some of our competitors have greater name recognition, longer operating histories and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with vendors of complementary products, technologies or services to increase the availability of their products to the marketplace. Accordingly, new competitors or alliances may emerge that have greater market share, larger customer bases, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage.

Further, in light of these advantages, even if our solutions are more effective than the offerings of our competitors, current or potential customers might accept our competitors’ offerings in lieu of purchasing our solutions.

We also compete on the basis of price. We may be subject to pricing pressures as a result of, among other things, competition within the industry, consolidation of our customers, government action, and financial stress experienced by our customers. If our pricing experiences significant downward pressure or clients acquire or develop competing solutions and services, our business will be less profitable and our results of operations will be adversely affected.

We cannot be certain that we will be able to retain our current customers or expand our customer base in this competitive environment. If we do not retain current customers or expand our customer base, or if we have to renegotiate existing contracts, our business, financial condition, and results of operations will be harmed. If one or more of our competitors or potential competitors were to merge or partner with another of our competitors, the change in the competitive landscape could also adversely affect our ability to compete effectively and could harm our business, financial condition, and results of operations.

If we are unsuccessful in establishing, growing or maintaining strategic partnerships, our ability to compete could be impaired, and our operating results may suffer.

We rely on integration of our various solutions into third-party software products, including customer information systems, enterprise risk management systems and accounting systems, which enables us to power such software products’ capabilities. We also rely on strategic partnerships to refer new customers to our solutions in our Enterprise Solutions segment, where we rely on a few strategic partners to help us generate a significant portion of the revenue for certain of our solutions. Although our relationships with strategic partners are independent of one another, if our reputation in the industries in which we operate were to suffer, or if we were unable to establish relationships with new strategic partners and grow our relationships with existing strategic partners, our growth prospects would weaken and our business, financial position, and operating results may be adversely affected. In addition, we have revenue sharing arrangements with certain of our strategic partners. If our strategic partners request a greater percentage of revenue from their referrals, our operating results will be adversely impacted.

To grow our business, we will seek to expand our existing relationships and establish additional relationships with our partners. Establishing such relationships, particularly with core system providers and other large enterprises, entails extensive sales and marketing efforts with no guarantee of success. Sales and marketing to large organizations involve risks that may not be present, or that are present to a lesser extent, with sales and marketing to other, smaller organizations. We must invest significant time educating and selling to multiple management and technical decision-makers to obtain their support. In addition, we may be required to meet wide-ranging and detailed ancillary requirements. For example, insurance and consumer finance organizations generally require us to submit to an exhaustive security audit, given the sensitivity and importance of storing customer billing and payment data on our solutions. Adoption is also frequently subject to budget constraints and unplanned administrative, processing and other delays, including considerable efforts to negotiate and document relationships. Further, deployment of solutions and integration with partners’ software requires significant efforts. If we are unable to increase adoption of our solutions by partners and manage the costs associated with marketing our solutions to potential partners and integrating with their systems, our business, operating results and financial condition may be adversely affected. In addition, if we are unsuccessful in establishing, growing or maintaining partnerships, our ability to compete could be impaired, and our operating results may suffer. If we lost one or more of our largest partnerships, we could also lose associated customer relationships or payment channels and our business, operating results and financial condition could be harmed.

We expect fluctuations in our quarterly operating results, making it difficult to project future results, and if we fail to meet the expectations of securities analysts or investors with respect to our operating results, the market price of our common stock could decline.

Our rapid growth makes it difficult for us to forecast our future operating results. Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance.

In addition to the other risks described herein, factors that may affect our operating results include the following:

•	fluctuations in demand for our solutions;

•	our ability to attract new customers and retain and increase adoption by our existing customers;

•	our ability to expand our relationships with our partners and identify and attract new partners;

•	changes in payment method preferences and channels by clients, which may affect our revenue, particularly as a result of interchange fees and other related transaction processing fees;

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variations across the industries of our customers, which may affect payment methods used by clients and average payment amounts and, in turn, our revenue, particularly as a result of interchange fees and other related transaction processing fees;

•	the continued impact of the COVID-19 pandemic on our operating results, liquidity and financial condition and on our employees, customers, partners, clients and other key stakeholders;

•	changes in customer preference for cloud-based services as a result of security breaches in the industry or privacy concerns, or other security or reliability concerns regarding our products;

•	fluctuations or delays in purchasing decisions in anticipation of new products or product enhancements by us or our competitors;

•	changes in customer and client budgets and in the timing of their budget and billing cycles and purchasing decisions;

•	changes in the implementation timeline of our solutions with new customers;

•	potential and existing customers choosing our competitors’ products or developing their own solutions in-house;

•	the development or introduction of new solutions that are easier to use or more advanced than our current solutions;

•	our ability to adapt to new forms of payment that become widely accepted, including cryptocurrencies;

•	the adoption or retention of more entrenched or rival services in the markets where we compete or plan to compete;

•	our ability to control costs, including our operating expenses;

•	the amount and timing of payment for operating expenses, particularly research and development and sales and marketing expenses, including commissions;

•	the amount and timing of non-cash expenses, including stock-based compensation, goodwill impairments and other non-cash charges;

•	the amount and timing of costs associated with recruiting, training and integrating new employees, and retaining and motivating existing employees;

•	the effects of acquisitions and their integration;

•	general economic conditions (including inflation), both domestically and internationally, as well as economic conditions specifically affecting industries in which our customers operate;

•	the impact of new accounting pronouncements;

•	changes in the competitive dynamics of our markets;

•	security breaches of, technical difficulties with, or interruptions to, the delivery and use of our solutions from our payment vendors, technology vendors, and/or our own developed technology; and

•	awareness of our brand and our reputation in our target markets.

Any of these and other factors, or the cumulative effect of some of these factors, may cause our operating results to vary significantly. In addition, we expect to incur significant additional expenses due to the increased costs of operating as a public company. If the assumptions used to plan our business are incorrect, our revenue may fail to meet our expectations and we may fail to meet profitability expectations. Further, if our quarterly operating results fall below the expectations of investors and securities analysts who follow our common stock, the price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action lawsuits.

We have in the past and may in the future acquire or invest in companies, which may divert our management’s attention and result in additional dilution to our stockholders. We may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.

Our success will depend, in part, on our ability to grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may choose to do so through the acquisition of businesses and technologies rather than through internal development. See “Management’s discussion and analysis of financial condition and results of operations—Acquisitions” for a summary of recent acquisitions. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:

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an acquisition may negatively affect our results of operations because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by stockholders and third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition;

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we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;

•	we may not be able to realize anticipated synergies;

•	an acquisition may disrupt our ongoing business, divert resources, increase our expenses, and distract our management;

•	we may encounter challenges integrating the employees of the acquired company into our company culture;

•	we may encounter difficulties in, or may be unable to, successfully sell any acquired products;

•	our use of cash to pay for acquisitions would limit other potential uses for our cash;

•	if we incur debt to fund any acquisitions, such debt may subject us to material restrictions on our ability to conduct our business financial maintenance covenants; and

•	if we issue a significant amount of equity securities in connection with future acquisitions, existing stockholders may be diluted and earnings per share may decrease.

The occurrence of any of these risks could have an adverse effect on our business, results of operations and financial condition.

In addition, we face a variety of tax risks related to acquisitions, including that we may be required to make tax withholdings in various jurisdictions in connection with such transactions or as part of our continuing operations following a transaction, and that the companies or businesses we acquire may cause us to alter our international tax structure or otherwise create more complexity with respect to tax matters. Additionally, while we typically include indemnification provisions in our definitive agreements related to acquisitions and other strategic transactions, these indemnification provisions may be insufficient in the event that tax liabilities are greater than expected or in areas that are not fully covered by indemnification. If we are unable to adequately predict and address such tax issues as they arise, our business, financial condition, and results of operations could be adversely affected.

We derive most of our revenue from InvoiceCloud and SimplePractice.

We derive most of our revenue from our InvoiceCloud and SimplePractice solutions, which comprised, in the aggregate, over 74%, 76% and 85% of our revenue for the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, respectively. Our InvoiceCloud and SimplePractice solutions are sold in the highly competitive markets of billing/payments and healthcare, respectively, and there can be no assurance that we will be able to continue to compete effectively in such markets in the future. Because we derive a significant majority of our revenue from our InvoiceCloud and SimplePractice solutions, any material decline in revenue derived from those solutions would have a material adverse impact on our business, results of operations and financial condition.

The COVID-19 pandemic could have a material adverse impact on our employees, customers, partners, clients and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.

The COVID-19 pandemic and efforts to control its spread have significantly curtailed the movement of people, goods and services in the United States, where we generate substantially all of our revenue, and worldwide, where we may target future growth. It has also caused extreme societal, economic and financial market volatility, resulting in business shutdowns and a global economic downturn. The magnitude and duration of the COVID-19 pandemic and the magnitude and duration of its effect on business activity cannot be predicted with any certainty. In addition, as the COVID-19 pandemic subsides, we cannot predict how our business may be impacted.

In light of the uncertainty relating to the spread of COVID-19, we have taken precautionary measures intended to reduce the risk of the virus spreading to our employees, customers and partners, and we may take further precautionary measures. In particular, governmental authorities have at times instituted, and in the future may again institute, shelter-in-place policies and other restrictions in many jurisdictions in which we operate, including in Massachusetts, where our headquarters are located, and California, Texas, and other states where we maintain significant operations, which policies and restrictions have required us to implement remote working capabilities and temporarily eliminate corporate travel. Even as shelter-in-place policies or other governmental restrictions are lifted, we are taking, and expect to continue to take, a measured and careful approach to having employees return to offices and travel for business. These precautionary measures and policies could negatively impact employee productivity, training and collaboration or otherwise disrupt our business operations. In addition, such restrictions impact certain of our sales efforts, marketing efforts and implementations, adversely affecting the effectiveness of such efforts in some cases and potentially inhibiting future growth.

Our customers and partners were impacted and will continue to be impacted by the COVID-19 pandemic, which ultimately affects our business operations and results. The impact of COVID-19 differed across the verticals we serve. For our solutions in our SMB Solutions segment, clinicians accelerated adoption of our practice management software as they transitioned to virtual healthcare. Our pre-built features like telehealth, online scheduling, AutoPay, and secure messaging proved to be invaluable to our customers. For our solutions in our Enterprise Solutions segment, COVID-19 accelerated adoption of our online and automatic payment features, and we were able to provide customers the digital engagement and electronic payment capabilities they needed to serve their clients. On the other hand, certain solutions experienced a slowdown in usage. For example, elective procedures and nonessential hospital visits were delayed or canceled, and charities and nonprofits were unable to host large, in-person events given shelter-in-place policies. These headwinds were partially offset by our ability to offer digital engagement, such as virtual fundraising and online donations, which enabled our customers to continue hosting events.

Further, the extent and duration of working remotely exposes us, customers, partners and others with whom we have business relationships to increased risks of security breaches or incidents. The increase in remote working may also result in privacy, data protection, data security, and fraud risks, and our understanding of applicable legal and regulatory requirements, as well as the latest guidance from regulatory authorities in connection with the COVID-19 pandemic, may be subject to legal or regulatory challenge, particularly as regulatory guidance evolves in response to pandemic-related developments. Furthermore, we may need to enhance the security of our solutions, our data and our internal IT infrastructure, which may require us to expend additional resources and may not be successful.

More generally, the COVID-19 pandemic has adversely affected economies and financial markets globally, potentially leading to a prolonged economic downturn, which could decrease technology spending, lengthen sales and implementation cycles, and adversely affect demand for our products and harm our business and operating results. The COVID-19 pandemic may delay, or prevent us from making collections and disrupt our ability to develop or enhance offerings. As the COVID-19 pandemic persists, government authorities and companies may continue to implement or reimpose restrictions or policies that could adversely impact consumer spending and payment volumes, global capital markets, the global economy and the market price of our common stock.

We are subject to economic risk, the business cycles and credit risk of our customers, partners and their clients, and the overall level of consumer, business and government spending, which could negatively affect our business, operating results and financial condition.

Industries in which we operate depend heavily on the overall level of consumer, business and government spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income and changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate or increases in interest rates may adversely affect our financial performance by reducing the number or average payment amounts of transactions made using electronic bill payments, reducing the number of customers that use our SimplePractice solution, and reducing other types of transactions through our solutions. Relatedly, a reduction in the amount of consumer spending could result in a decrease in our revenue and profit. For example, if our customers present fewer bills to clients using electronic billing or clients making electronic bill payments spend less per transaction, we will have fewer transactions relying on our solutions or lower transaction amounts, each of which would contribute to lower revenue. Additionally, in our SimplePractice solution, despite the cost benefits that we believe our practice management solutions provide, prospective healthcare provider customers may delay contract decisions or be reluctant to make any material changes in their established business methods based upon the economic climate. With a reduction in tax revenue, state and federal government healthcare programs, including reimbursement programs such as Medicaid or initiatives under the Patient Protection and Affordable Care Act (the “ACA”), may be reduced or eliminated, which could negatively impact the payments that our healthcare provider customers receive. These developments could have a material adverse impact on our business, operating results and financial condition.

Further, a downturn in the economy could force our customers or partners or their clients to close or declare bankruptcy, resulting in lower revenue and earnings for us and greater exposure to potential credit losses and future transaction declines. We have a certain amount of fixed and other costs, including rent and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy. We are also subject to the risks of inflation, which may increase our costs, and we may not be able to charge more for our solutions to offset the increase in costs. Changes in economic conditions could also adversely affect our future revenue and profit and cause a materially adverse effect on our business, operating results and financial condition.

Interruptions or performance problems associated with our technology and infrastructure may adversely affect our business, results of operations and financial condition.

Our continued growth depends in part on the ability of our existing customers and new customers to access our solutions at any time and within an acceptable amount of time. We have in the past, and may in the future, experience service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes or failures, human or software errors, malicious acts, terrorism or capacity constraints. Capacity constraints could be due to a number of potential causes including technical failures, natural disasters, fraud or security attacks. In some instances, we may not be able to identify and/or remedy the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance as our solutions and customer implementations become more complex. If our solutions are unavailable or if our customers are unable to access features of our solutions within a reasonable amount of time or at all, or if other performance problems occur, our business, results of operations and financial conditions may be adversely affected.

We depend on third-party payment processors to process bill payments made through our solutions and our business, operating results and reputation could be harmed if we experience service interruptions related to our payment processors or additional consolidation among payment processors increases prices.

We depend on third-party payment processors to process bill payments made through our solutions, including payments made by or though credit and debit cards, ACH transfers, eChecks and PayPal. The per-transaction settlement fees we pay under our agreements are significant. Rapid industry consolidation and reduced competition among payment processors could lead to higher settlement fees that we are not able to pass along to our customers. We also rely on payment processors to collect and store payment card information and provide certain fraud detection services. Our multi-year agreements with payment processors contain industry-standard terms and conditions, including technical requirements for the facilitation of payments and the settlement of transactions and chargebacks. These agreements also obligate us to comply with payment networks’ security standards and guidelines, and to reimburse the payment processors for any fines they are assessed by payment networks as a result of any Payment Network Rule violations by us.

If any of our third-party payment processors were to terminate their relationship with us or cease providing us or our customers with payment processing services, whether as a result of a failure by us to meet our contractual obligations or for other reasons, or if any of them were to refuse to renew its agreement with us on commercially reasonable terms, we would need to engage one or more alternate payment processors. In that case, we could experience service interruptions and incur significant expenses in transitioning to or arranging for replacement payment processing services. Such interruptions could also negatively impact our reputation and our relationships with existing or potential customers and partners, as well as, under certain contracts with our customers, cause us to become obligated to provide service credits or refunds under our service level commitments. Likewise, our third-party payment processors have in the past and may in the future experience outages that have and may cause the temporarily loss of the ability to process transactions through our solutions. If any of our third-party payment processors fails to meet our standards and expectations, becomes compromised or suffers errors, outages or vulnerabilities, the ability to process transactions through our solutions may be interrupted or suspended until such issues have been remedied or we have engaged one or more alternate payment processors.

We might not implement our growth strategies successfully which would limit our growth and cause our stock price to decline.

Our future profitability will depend, in part, on our ability to implement successfully our growth strategies. See “Business—Our growth strategies.” We expect to invest substantial amounts to:

•	build new products and add features and functionality to existing products;

•	grow our salesforce and marketing to win new customers;

•	expand relationships with our existing customers;

•	expand into new verticals;

•	pursue strategic acquisitions or strategic investments;

•	improve our technology infrastructure, including systems architecture, scalability, availability, performance and network security;

•	comply with regulatory requirements and risk management; and

•	expand into new channels, verticals and markets.

Our investment in these programs will affect adversely our short-term profitability. Additionally, we may fail to implement successfully these programs or to increase substantially adoption of our electronic payment method by customers who pay for the service. This would impact revenues adversely and cause our business to suffer.

We depend and rely upon SaaS technologies from third parties to operate our business, and interruptions or performance problems with these technologies may adversely affect our business and results of operations.

We rely on hosted SaaS applications from third parties in order to operate critical functions of our business, including enterprise resource planning, order management, contract management billing, project management, and accounting and other operational activities. Some of these applications have in the past, and may in the future, become unavailable due to extended outages or interruptions and may also be no longer available on commercially reasonable terms. If that happens, our expenses could increase, our ability to manage finances could be interrupted and our processes for managing sales of our solutions and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

If we cannot maintain our company culture as we grow, our success and our business and competitive position may be harmed.

Engaged employees are imperative to achieving excellent customer service and strong company performance. We strive to hire exceptionally talented people who embrace our culture because it is critical to our success. See “Business—Our culture.” Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our company culture, our business and competitive position may be harmed.

We rely on the performance of senior management team and highly skilled personnel; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed.

We believe our success has depended, and continues to depend, on the efforts and talents of our senior management team, particularly our Chief Executive Officer, President of SMB Solutions and President of Enterprise Solutions, and our highly skilled team members, including our sales personnel, customer services personnel and software engineers. We do not maintain key man insurance on any of our executive officers or key employees, except for our Chief Executive Officer. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and key employees. Many members of our senior management team is employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of any of our senior management could adversely affect our ability to build on the efforts they have undertaken and to execute our business plan, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management.

Our ability to successfully pursue our growth strategy also depends on our ability to attract, motivate, retain and train other personnel. Competition for well-qualified personnel in all aspects of our business, including sales personnel, customer services personnel and software engineers, is intense. Our recruiting efforts focus on elite organizations and our primary recruiting competition are well-known, high-paying technology companies. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate existing employees. New hires require significant training and time before they achieve full productivity, particularly in new or developing sales territories. Our recent hires and planned hires may not become as productive as quickly as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business would be adversely affected.

The market for our solutions may develop more slowly or differently than we expect.

It is difficult to predict customer adoption rates and demand for our products, the entry of competitive products or the future growth rate and size of the cloud-based software and SaaS business software markets. The expansion of these markets depends on a number of factors, including: the cost, performance, and perceived value associated with cloud-based and SaaS business software as an alternative to legacy systems, as well as the ability of cloud-based software and SaaS providers to address heightened data security and privacy concerns. If we have a security incident or other cloud-based software and SaaS providers experience security incidents, loss of customer data, disruptions in delivery or other similar problems, which is an increasing focus of the public and investors in recent years, the market for these applications as a whole, including our solutions, may be negatively affected. If cloud-based and SaaS business software does not continue to achieve market acceptance, or there is a reduction in demand caused by a lack of customer acceptance, technological challenges, weakening economic conditions, data security or privacy concerns, governmental regulation, competing technologies and products, or decreases in information technology spending or otherwise, the market for our solutions might not continue to develop or might develop more slowly than we expect, which would adversely affect our business, financial condition, and results of operations.

The healthcare industry, which we primarily serve through our SimplePractice and HealthPay24 solutions, is rapidly evolving and the market for technology-enabled services that empower healthcare consumers is relatively immature and unproven. If we are not successful in promoting the benefits of our solutions in this industry, our growth may be limited.

The market for our healthcare-related solutions, which we primarily serve through our SimplePractice and HealthPay24 solutions, is subject to rapid and significant changes. The market for technology-enabled services that empower healthcare consumers is characterized by rapid technological change, new product and service introductions, increasing patient financial responsibility, consumerism and engagement, the ongoing shift to value-based care and reimbursement models, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled services that empower healthcare consumers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption.

In order to remain competitive, we are continually involved in a number of projects to compete with new market entrants by developing new services, growing our customer base and penetrating new markets. Some of these projects include the expansion of our integration capabilities with additional solutions. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our customers. Our integration partners may also decide to develop and offer their own solutions that are similar to our own.

Our success depends on providing high-quality solutions that healthcare providers use to improve clinical, financial and operational performance and which are used and positively received by patients. If we cannot adapt to rapidly evolving industry standards, technology and increasingly sophisticated and varied healthcare provider and patient needs, our existing technology could become undesirable, obsolete or harm our reputation. For example, the COVID-19 pandemic rapidly accelerated the adoption of telehealth technology by healthcare providers, patients, employers, health plans and other health industry participants, and we expect the regulatory environment for virtual healthcare solutions to continue to evolve. We must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing solutions and introduce new high-quality solutions that existing customers and potential new customers will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing customers or potential new customers, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to the preferences of healthcare providers and their patients, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing customers or be unable to obtain new customers and our results of operations may suffer.

In addition, we have limited insight into trends that might develop and affect our business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends and healthcare changes, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Finally, our competitors may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. If successful, their development efforts could render our services less desirable, resulting in the loss of our existing customers or a reduction in the fees we generate from our solutions.

If we fail to offer high-quality customer support, if we experience complaints regarding our customer support or if our support is more expensive than anticipated, our business and reputation could suffer.

Customers rely on our customer support services to resolve issues and realize the full benefits provided by our solutions. High-quality support is also important to maintain and drive further adoption by our existing customers and their clients. Certain of our solutions provide customer support to customers primarily over email, with some additional support provided over chat and through our solutions. If we do not help our customers and their clients quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our customers and their clients, our ability to retain customers, increase adoption by our existing customers and acquire new customers could suffer, and our reputation with existing or potential customers could be harmed. In addition, customer and client complaints or negative publicity about our customer service could diminish confidence in and use of our products or services. Effective customer service requires significant expenses, which, if not managed properly, could negatively impact our profitability. If we are not able to meet the customer support needs of our customers and their clients during the hours that we currently provide support, we may need to increase our support coverage and provide additional support by other means and methods, which may reduce our profitability.

If the fees we charge are unacceptable to our customers or their clients, our business, operating results and financial condition could be harmed.

We generate our revenue by either charging customers fees on a per-transaction basis or on a subscription basis. As the market for our solutions mature, or as new or existing competitors introduce new solutions that compete with ours, we may experience pricing pressure and be unable to renew our agreements with existing customers or attract new customers at fee levels that are consistent with our pricing models and operating budget. Our pricing strategies for new products we introduce may prove to be unappealing to our customers, and our competitors could choose to bundle certain offerings that are competitive with ours and offer them at lower prices. If this were to occur, it is possible that we would have to change our pricing strategies or reduce our prices, which could harm our business, operating results and financial condition.

Further, particularly in our Enterprise Solutions segment, a portion of our revenue is generated from customers that elect to pass on transaction fees to clients in the form of convenience fees. In certain markets, such as utilities and municipalities, convenience fees are commonplace. Despite the fact that such fees are relatively standard, they are often met with negative client perception, which could lead to heightened regulatory scrutiny and further pricing pressure or the use of our service or revenue may decline if alternative payment approaches with lower costs to the customer and equal or better convenience emerge than our existing online bill payment and convenience fee monetization model.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring such information. Even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our solutions and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

In the normal course of business, we may provide indemnification of varying scope and terms to third parties and may enter into commitments and guarantees under which we may be required to make payments. The duration of these agreements varies, and in certain cases, may be indefinite with no limit to our maximum potential payment exposure. Large payments under these agreements could harm our business, financial condition, and results of operations. In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

Our solutions must integrate with a variety of operating systems, and the hardware that enables clients to accept payment cards must interoperate with third-party mobile devices utilizing those operating systems. If we are unable to ensure that our solutions interoperate with such operating systems and devices, our business may be materially and adversely affected.

We are dependent on the ability of our solutions to integrate with a variety of operating systems, as well as web browsers that we do not control. Any changes in these systems that degrade the functionality of our solutions, impose additional costs or requirements on us, or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our solutions. In addition, we rely on app marketplaces, such as the Apple App Store and Google Play, to drive downloads of our mobile apps. Apple, Google, or other operators of app marketplaces regularly make changes to their marketplaces, and those changes may make access to our solutions more difficult. In the event that it is difficult for our customers to access and use our solutions, our business may be materially and adversely affected.

We rely on Internet infrastructure, bandwidth providers, data center providers, other third parties and our own systems for providing our solutions to our customers, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation and negatively impact our relationships with clients, adversely affecting our brand and our business.

Our ability to deliver our solutions is dependent on the development and maintenance of the infrastructure of the Internet and other telecommunications services by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable Internet access and services and reliable telephone and facsimile services. Our services are designed to operate without interruption in accordance with our service level commitments.

However, we have experienced limited interruptions in these systems in the past, including server failures that temporarily slow down the performance of our services, and we may experience more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including cloud providers, to provide our services. Interruptions in these systems, whether due to system failures, computer viruses, physical or electronic break-ins or other catastrophic events, could affect the security or availability of our services and prevent or inhibit the ability of our partners to access our services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or negatively impact our relationship with our customers, our business, results of operations and financial condition. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss and other natural disasters;
•	telecommunications failures;
•	software and hardware errors, failures and crashes;
•	security breaches, computer viruses and similar disruptive problems; and
•	other potential interruptions.

Any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third- party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. We have experienced failures by third-party providers’ systems which resulted in a limited interruption of our system, although this failure did not result in any claims against us. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with customers and adversely affect our business and could expose us to third-party liabilities.

Although we maintain insurance for our business, the coverage under our policies may not be adequate to compensate us for all losses that may occur. In addition, we cannot provide assurance that we will continue to be able to obtain adequate insurance coverage at an acceptable cost.

The reliability and performance of our Internet connections may be harmed by increased usage or by denial-of-service attacks. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the availability of the Internet to us for delivery of our Internet-based services.

Any future litigation, investigations or similar matters, or adverse facts and developments related thereto, could adversely affect our business, operating results and financial condition.

We have in the past and/or may in the future become subject to legal proceedings, claims, investigations, regulatory proceedings, or similar matters or actions that arise in the ordinary course of business, such as claims brought by our customers or their clients in connection with commercial disputes, employment claims made by our current or former employees, or claims regarding misappropriation of client data. In addition, the payment networks could impose fines on us or our third-party payment processor(s). Further, state or federal regulators could make inquiries and/or conduct investigations with respect to one or more of our solutions. Even if such claims do not have merit, litigation, investigations, regulatory proceedings, or similar matters might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, operating results and financial condition. Insurance might not cover such matters, might not provide sufficient payments to cover all the costs to resolve one or more such matters and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the market price of our common stock.

We rely on Microsoft Azure and Amazon Web Services for a substantial portion of our computing, storage, data processing, networking, and other services. Any disruption of or interference with our use of Microsoft Azure, Amazon Web Services or other third-party services could adversely affect our business, financial condition, and results of operations.

We rely on Microsoft Azure and Amazon Web Services for a substantial portion of our computing, storage, data processing, networking, and other services. Any significant disruption of, or interference with, our use of Microsoft Azure or Amazon Web Services could adversely affect our business, financial condition, and results of operations. Microsoft Azure and Amazon Web Services have broad discretion to change and interpret the terms of service and other policies with respect to us, and those actions may be unfavorable to our business operations. Microsoft Azure and Amazon Web Services may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data in a way that is unfavorable or costly to us. Although we expect that we could obtain similar services from other third parties, if our arrangements with Microsoft Azure or Amazon Web Services were terminated, we could experience interruptions on our platform and in our ability to make our content available to users, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Any transition of the cloud services currently provided by Microsoft Azure or Amazon Web Services to another cloud provider would be difficult to implement and will cause us to incur significant time and expense.

Additionally, we are vulnerable to service interruptions experienced by Microsoft Azure, Amazon Web Services, and other providers, and we have in the past, and expect in the future, to experience interruptions, delays, or outages in service availability in the future due to a variety of factors, including infrastructure changes, human, hardware or software errors, hosting disruptions, and capacity constraints. Outages and capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud or security attacks. The level of service provided by these providers, or regular or prolonged interruptions in that service, could also affect the use of, and our users’ satisfaction with, our solutions and could harm our business and reputation. In addition, hosting costs will increase as user engagement grows, which could harm our business if we are unable to grow our revenue faster than the cost of using these services or the services of other providers. Any of these factors could further reduce our revenue or subject us to liability, any of which could adversely affect our business, financial condition, and results of operations.

If we are not able to develop, maintain and enhance awareness of our brands, our business, results of operations and financial condition may be adversely affected.

We believe that developing, maintaining, and enhancing awareness of our brands in a cost-effective manner, particularly among existing partners and new partners who refer customers to us, is critical to achieving acceptance of our solutions and attracting new customers. Brand promotion activities may not generate customer awareness or increase revenue, and even if such activities do, any increase in revenue may not offset the expenses we incur in building our brands. For instance, our investments in our brands, particularly our relationships with our referral partners, and customer engagement and education may not generate a sufficient financial return. If we fail to successfully promote and maintain our brands, or continue to incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our solutions.

Our revenue is sensitive to shifts in payment methods.

A majority of our revenue is derived from transaction fees from our Enterprise and SMB Solutions segments, which are either absorbed by customers or paid by their clients, and the majority of bills paid through our solutions are paid via credit or debit cards. In general, we receive more revenue for card-based payments than for electronic check and ACH payments. Accordingly, if more clients start paying their bills through our solutions by electronic check, ACH or other payment methods with lower transaction fees, it could materially impact our operating results.

If we fail to meet our service level commitments, we could be obligated to provide credits or refunds or face contract terminations, which could adversely affect our business, operating results and financial condition.

Certain of our agreements with our customers and partners contain service level commitments, including commitments regarding the accuracy of information and data we provide and how quickly we will respond to support inquiries. We have in the past, and may in the future, be unable to meet our stated service level commitments and/or suffer extended periods of unavailability or downtime. If we are unable to meet our stated service level commitments and/or suffer extended periods of unavailability or downtime, we may have to provide our customers and partners with service credits or refunds. In addition, certain customers could shift to using a different solution such that we would no longer be their exclusive payment provider and we could also face contract terminations, either of which would adversely affect our future revenue. Further, any extended service outages could adversely affect our reputation, revenue and operating results.

Our use of international contractors subject us to additional risks which could have an adverse effect on our business, operating results and financial condition.

While all of our employees are based in the United States, we have attempted to control our operating expenses by utilizing lower cost contractors and third-parties in foreign countries such as Ukraine, Jamaica, and Costa Rica and we may in the future expand our reliance on offshore labor to other countries. For example, we outsource certain of our call center operations to a third-party company in Jamaica. Countries outside of the United States may be subject to relatively higher degrees of political and social instability and may lack the infrastructure to withstand political unrest or natural disasters. The occurrence of natural disasters, pandemics, such as COVID-19, or political or economic instability in these countries could interfere with work performed by these labor sources, or could result in our having to replace or reduce these labor sources. Our vendors in other countries could potentially shut down suddenly for any reason, including financial problems or personnel issues. Such disruptions could decrease efficiency, increase our costs and have an adverse effect on our business or results of operations.

The practice of utilizing contractors based in foreign countries has come under increased scrutiny in the United States. Governmental authorities could seek to impose financial costs or restrictions on foreign companies providing services to customers or companies in the United States. Governmental authorities may attempt to prohibit or otherwise discourage us from sourcing services from offshore labor.

The U.S. Foreign Corrupt Practices Act of 1977, as amended, and other applicable anti-corruption laws and regulations prohibit certain types of payments by our employees, vendors and agents. Any violation of the applicable anti-corruption laws or regulations by us, our subsidiaries or our local agents could expose us to significant penalties, fines, settlements, costs and consent orders that may curtail or restrict our business as it is currently conducted and could have an adverse effect on our business, financial condition or results of operations.

Risks related to our legal and regulatory environment

We are required to comply with payment network operating rules, procedures and standards, and changes to such rules, procedures or standards, or payment network fees, could harm our business.

Payment networks, such as Visa, Mastercard, American Express, NACHA and INTERAC, establish their own operating rules, procedures and standards (the “Payment Network Rules”), that allocate liabilities and responsibilities among the payment networks and their participants. These rules, procedures and standards, including the Payment Card Industry Data Security Standard, (“PCI-DSS”), govern a variety of areas, including how consumers may use their cards, the security features of cards, security standards for processing, data protection, information security, and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Participants are subject to audits by the payment networks to ensure compliance with applicable rules and standards.

Pursuant to our agreements with third-party payment processors we are required to comply with Payment Network Rules and have agreed to reimburse our third-party payment processors for any fines they are assessed by payment networks as a result of any Payment Network Rule violations by us. We may also be directly liable to the payment networks for any Payment Network Rule violations by us. The payment networks set and interpret the Payment Network Rules, and could adopt new operating rules, procedures or standards or interpret or reinterpret existing rules, procedures and standards that we or our processors might find difficult or even impossible to follow or comply with or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to certain participants. For example, changes in the Payment Network Rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment networks, the networks could pass on fines and assessments in respect of fraud or chargebacks related to our customers or disqualify the processing of transactions through our platform if satisfactory controls are not maintained, which could have a material adverse effect on our business, operating results and financial condition. We also may seek to introduce new payment-related products in the future, which may entail additional compliance with the Payment Network Rules. As a result of any violations of the current Payment Network Rules or new rules being implemented, the networks may fine, penalize, or suspend the registration of participants for certain acts or omissions or the failure of the participants to comply with applicable rules, procedures and standards, existing customers, partners or other third parties may cease using or referring our services, prospective customers, partners or other third parties may choose to terminate negotiations with us, or delay or choose not to consider the use of our platform for their processing needs, and the networks could refuse to allow the processing of payments through our platform through their networks. Any of the foregoing could materially adversely impact our business, operating results and financial condition.

From time to time, these networks increase the fees that they charge third-party payment processors. Our third-party payment processors have, in the past, and may, in the future, pass those fees onto us. We could attempt to pass these increases along to our customers, but this strategy might result in the loss of customers to competing solutions. If competitive practices prevent us from passing along the higher fees to our customers in the future, we may have to absorb all or a portion of such increases, which may reduce our revenue and earnings. In addition, interchange and other fees are subject to increased scrutiny by governmental agencies, and new laws or regulations could require greater pricing transparency of the breakdown in fees or fee limitations, which could lead to increased price-based competition, lower margins and higher rates of customer attrition and negatively affect our business, operating results and financial condition. As a result of any increased fees, such payments could become prohibitively expensive for us or for our customers.

In connection with the operation of our business, we may collect, store, transfer, and otherwise process certain personal data and personally identifiable information. As a result, our business is subject to a variety of governmental and industry regulations, as well as other obligations related to privacy, data protection and information security. Any actual or perceived failure to comply with such obligations could result in litigation, fines, penalties, increased costs or adverse publicity and reputational damage that may negatively affect the value of our business and decrease the market price of our common stock.

We receive, store and process personal information and other sensitive or confidential customer data. In addition, we receive, store, handle, transmit, use and otherwise process personal and business information and other data from and about actual and prospective customers, as well as our employees and service providers. A wide variety of state, national, and international laws and regulations apply to our collection, use, retention, protection, disclosure, transfer, and other processing of personal information, with oversight by governmental authorities, including the U.S. Federal Trade Commission (“FTC”) and various state local and foreign agencies Our data processing activities are also subject to contractual obligations and industry standard requirements. The legislative and regulatory landscapes for privacy, data protection and information security continue to evolve in jurisdictions worldwide which could affect our business. Failure to comply with any of these laws or regulations could result in litigation, enforcement actions, damages, fines, penalties or adverse publicity and reputational damage, any of which could have a material adverse effect on our business, operating results and financial condition.

In the United States, various laws and regulations apply to the security, collection, processing, storage, use, disclosure and other processing of certain types of data, including, among others, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), and state laws relating to privacy and data security. Additionally, the FTC and many state attorneys general have interpreted and are continuing to interpret federal and state consumer protection laws to impose standards for the online collection, use, dissemination, processing and security of data.

All states in which we operate have laws that protect the privacy and security of sensitive and personal data. Certain U.S. state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than international, federal, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. For example, the California Consumer Privacy Act (the “CCPA”), which became operative on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, along with related regulations which came into force on August 14, 2020, gives California consumers expanded privacy rights and protections, including the right to access and delete certain personal information, opt-out of certain sales of personal information and receive detailed information about how their personal information is collected, used and shared. The CCPA provides for civil penalties for violations and a private right of action for data breaches. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. While certain information that we maintain in our role as a “business associate” under HIPAA may be exempt from the CCPA, other personal information that we process outside of our role as a HIPAA business associate for or about California consumers may be subject to the CCPA. Many of the CCPA’s requirements as applied to personal information of a business’s employees and related individuals are subject to a moratorium set to expire on January 1, 2023. The expiration of the moratorium may increase our compliance costs and our exposure to public and regulatory scrutiny, costly litigation, fines and penalties.

The CCPA has also been amended on multiple occasions, including as recently as March 15, 2021. Additionally, a new privacy law, the California Privacy Rights Act (the “CPRA”) was passed in November 2020. Effective beginning on January 1, 2023, the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The interpretation and enforcement of the CCPA and many aspects of the CPRA remain unclear, and the effects of the CCPA and the CPRA are potentially significant. Provisions of the CCPA and CPRA may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and sanctions and litigation.

Certain other state laws impose similar privacy obligations, and all 50 states have laws including obligations to provide notification to affected individuals, state officers, and others in the event of security breaches involving unauthorized access to personal information. Further, the CCPA has prompted the enactment of several new state laws or amendments of existing state laws. For example, on March 2, 2021, Virginia enacted the Consumer Data Protection Act (“CDPA”) a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. Some observers have noted that the CCPA, CPRA, and CDPA could mark the beginning of a trend toward more stringent privacy legislation in other U.S. states and have prompted a number of proposals for new federal and state-level privacy legislation. This legislation, if passed, may add additional complexity require additional investment of resources in compliance programs, adversely impact our business strategies and increase our potential liability. To the extent multiple state-level laws are introduced with inconsistent or conflicting standards and there is no federal law to preempt such laws, compliance with such laws could be difficult and costly to achieve and we could be subject to fines and penalties in the event of non-compliance.

We are also subject to certain obligations under HIPAA, as well as certain state laws and related contractual obligations concerning the privacy and security of medical or health-related information. Among other provisions, HIPAA imposes obligations on certain healthcare providers, health plans and healthcare clearing houses (“covered entities”) relating to the privacy and security of protected health information (“PHI”). Under HIPAA, before disclosing PHI to a service provider for a business purpose, the covered entity must enter into a written agreement with the service provider (“business associate”) relating to HIPAA privacy and security requirements. In addition to our obligations under these agreements with our covered entity customers, we may also be directly liable for compliance with certain HIPAA provisions. Among other things, HIPAA requires business associates to: (1) maintain physical and technical and administrative safeguards to prevent PHI from misuse, (2) report security incidents and other inappropriate uses or disclosures of the information to the covered entity and (3) assist covered entities with certain of their duties under HIPAA, including responding to an individual’s request to access, correct, restrict, or provide a accounting of disclosures related to PHI that a covered entity, and an associated business associate, maintains about that individual. We have policies and safeguards in place intended to protect health information as required by HIPAA and have processes in place to assist us in complying with applicable laws and regulations regarding the protection of this data and responding to any security incidents. Ongoing implementation and oversight of these measures involves significant time, effort and expense and we may have to dedicate additional time and resources to ensure compliance with HIPAA requirements. In addition, HIPAA requirements, and enforcement priorities, are subject to change, which may expose us to additional regulatory scrutiny and increase our costs for compliance. For example, on December 10, 2020, the Office of Civil Rights (“OCR”) within the Department of Health and Human Services (“HHS”), issued a Notice of Proposed Rulemaking (“NPRM”), which would, among other things, reduce the length of time for a covered entity to respond to an individual’s right of access request.

For covered entities (i.e., certain of our customers), HIPAA mandates individual notification in instances of breaches of PHI and specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach,” though many state breach notification laws require notifications to be provided sooner. If a breach affects 500 patients or more, it must be reported to U.S. Department of Health and Human Services, or HHS, without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 individuals or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually. In our role as a business associate, although HIPAA mandates only that the business associate provide notice of the breach of PHI to the covered entity, some of our customer agreements may require that we provide notifications to the affected individuals and regulators on the covered entity’s behalf. Any notifications, including notifications to the public, could harm our business, financial condition, results of operations, and prospects.

Penalties for failure to comply with a requirement of HIPAA vary significantly depending on the failure and could include requiring corrective actions, resolution agreements, and/or imposing civil monetary or criminal penalties. HIPAA also authorizes state attorneys general to file suit under HIPAA on behalf of state residents. Courts can award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for HIPAA violations, its standards have been used as the basis for a duty of care claim in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, many states in which we operate and in which our customers are located also have laws that protect the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts. Where state laws are more protective, we have to comply with the stricter provisions. In addition to imposing fines and penalties upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused, such as the CCPA.

Internationally, virtually every jurisdiction in which we operate has established its own data security, privacy and data protection legal frameworks with which our clients and partners must comply. For our clients and partners to comply with these various laws, rules, and regulations, our clients and partners may require us to enter into data processing agreements that may require us to implement certain privacy and data protection obligations. Failure to comply with and implement these contractual data protection obligations could result in breach of contract claims.

In particular, the EU General Data Protection Regulation and UK General Data Protection Regulation and UK Data Protection Act 2018 (together, the “GDPR”) regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection for such personal data, including the United States. Under the GDPR, a data exporter must implement appropriate safeguards such as the Standard Contractual Clauses (“SCCs”) approved by the European Commission (in the case of transfers from the European Economic Area (“EEA”)) or by the Information Commissioner’s Office (in the case of transfers from the UK) unless a specific derogation applies. Our clients or partners subject to the GDPR will need to comply with these requirements and may require us to enter into SCCs which require us to implement certain privacy obligations. Failure to implement these contractual obligations could result in breach of contract claims, expose us to third party beneficiary claims from data subjects, and to regulatory action by European data protection authorities.

In July 2020 the European Court of Justice invalidated the EU-US Privacy Shield framework (an adequacy decision approved by the European Commission for transfers to the United States), which provided a mechanism for the transfer of data from European Union member states to the United States, on the grounds that the EU-US Privacy Shield failed to offer adequate protections to EU personal information transferred to the United States. The European Court also advised that SCCs were not alone sufficient to protect personal data transferred to the third countries such as the United States. Use of the data transfer mechanisms such as SCCs must now be assessed on a case-by-case basis by data exporters, with the assistance of data importers where required, taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals. Further, on June 4, 2021 the European Commission finalized new versions of the SCCs, with the Implementing Decision set to take effect on June 27, 2021. Under the Implementing Decision, organizations that rely on Standard Contractual Clauses to transfer data will have until December 27, 2022 to update any existing agreements, or any new agreements executed before September 27, 2021. As a result of this continued legislative activity and to comply with the Implementing Decision and the new Standard Contractual Clauses, our clients and partners may require us to enter into the new SCCs which will require us to implement additional safeguards to further enhance the security of data transferred out of the EEA/UK, which could increase our compliance costs, expose us to further liability for any breach of contract claims and therefore adversely affect our business .We may also experience hesitancy, reluctance, or refusal by European or multi-national customers to continue to use our products due to the potential risk exposure to such customers as a result of shifting business sentiment in the EEA regarding international data transfers and the data protection obligations imposed on them. We may find it necessary to establish systems to maintain personal data originating from the EEA in the EEA, which may involve substantial expense and may cause us to need to divert resources from other aspects of our business, all of which may adversely affect our business. We and our customers may face a risk of enforcement actions taken by European data protection authorities until the time, if any, that personal data transfers to us and by us from the EEA are legitimized under European law.

Changing definitions of personal information and information may also limit or inhibit our ability to operate or expand our business, including limiting strategic partnerships that may involve the sharing of data. Also, some jurisdictions require that certain types of data be retained on servers within these jurisdictions. Our failure to comply with applicable laws, directives, and regulations may result in enforcement action against us, including fines, and damage to our reputation, any of which may have an adverse effect on our business and operating results. The scope and interpretation of the laws and regulations relating to privacy, data protection and information security that are or may be applicable to us are often uncertain and may be conflicting, as a result of the rapidly evolving regulatory framework for privacy issues worldwide. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices, solutions or capabilities. As a result of the laws that are or may be applicable to us, and due to the sensitive nature of the information we collect, we have implemented policies and procedures to preserve and protect our data and our platform users’ data against loss, misuse, corruption, misappropriation caused by systems failures or unauthorized access. If our policies, procedures or measures relating to privacy, data protection, information security or the processing of data for marketing purposes or consumer communications fail to comply with laws, regulations, policies, legal obligations or industry standards, we may be subject to governmental enforcement actions, litigation, regulatory investigations, fines, penalties and negative publicity, and could cause our application providers, clients and partners to lose trust in us, and have an adverse effect on our business, operating results and financial condition.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. One example of such a self-regulatory standard is the Payment Card Industry Data Security Standard, which relates to the processing of payment card information. In the event we are required to comply with the PCI-DSS but fail to do so, fines and other penalties could result, and we may suffer reputational harm and damage to our business. Further, our customers may expect us to comply with more stringent privacy and data security requirements than those imposed by laws, regulations or self-regulatory requirements, and we may be obligated contractually to comply with additional or different standards relating to our handling or protection of data on or by our offerings. Because the interpretation and application of privacy, data protection and information security laws, regulations, rules and other standards are still uncertain, it is possible that these laws, rules, regulations and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business.

Further, any failure or perceived failure by us, or any third parties with which we do business, to comply with laws, regulations, policies (including our publicly posted privacy policies), procedures, measures, legal or contractual obligations, industry standards or regulatory guidance relating to privacy, data protection or information security may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation, business, operating results and financial condition. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, information security, marketing and consumer communications, and we cannot predict the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations or any changed interpretation of existing laws or regulations may be inconsistent among jurisdictions and may conflict with our current or future practices, which could impair our ability to develop and market new functionality and maintain and grow our client base and increase revenue. Future restrictions on the collection, use, processing, storage, sharing or disclosure of various types of data, including financial information and other personal data, or additional requirements for express or implied consent of our clients, partners or consumers for the collection, use, processing, storage, sharing and disclosure of such information could require us to incur additional costs or modify our platform, possibly in a material manner, and could limit our ability to develop new functionality. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments.

If we are not able to comply with these laws or regulations, or if we become liable under these laws or regulations, we could be directly harmed, including through fines and litigation, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products, which would negatively affect our business, operating results and financial condition. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise adversely affect the growth of our business. Furthermore, any costs incurred as a result of this potential liability could harm our operating results.

If our healthcare-related solutions fail to provide accurate and timely information, or if our content or any other element of our solutions is associated with faulty clinical decisions or treatment, we could have liability to healthcare provider customers or patients, which could adversely affect our business, results of operations and financial condition.

Our healthcare-related solutions and related content are utilized by our healthcare provider customers in managing the administrative tasks related to their practice, including making patient information, such as medical histories, treatment plans, medical conditions and the use of particular medications, easily accessible for the providers. If our healthcare-related solutions or content fail to provide accurate and timely information that are relied on by our healthcare provider customers and are associated with faulty clinical decisions or treatment, then healthcare provider customers or their patients could assert claims against us that could result in substantial costs to us, harm our reputation in the industry and cause demand for our services to decline, which could adversely affect our business, results of operations and financial condition.

If we or our healthcare provider customers fail to comply with federal and state laws governing submission of false or fraudulent claims to government healthcare programs or financial relationships among healthcare providers, we or our healthcare provider customers may be subject to civil and criminal penalties or loss of eligibility to participate in government healthcare programs.

As a participant in the healthcare industry, our operations and relationships, and those of our healthcare and wellness provider customers, are regulated by a number of federal, state, and local governmental agencies. The impact of these regulations can adversely affect us. In addition, the inability of our healthcare provider customers to use our technology solutions in a manner that complies with those laws and regulations could affect the marketability of our technology solutions or even expose us to claims, litigation and substantial liability. A number of federal and state laws, including anti-kickback restrictions and laws prohibiting the submission of false or fraudulent claims, apply to healthcare providers and others that make, offer, seek or receive referrals or payments for items or services that may be paid for by any federal or state healthcare program and, in some instances, any private program. These laws are complex, and their application to our specific healthcare solutions, services, and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Of particular importance are the following:

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the federal Anti-Kickback Statute (“AKS”), which prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration (other than those that satisfy specific “safe harbors”) in return for referring, ordering, leasing, purchasing, recommending or arranging for or to induce the referral of an individual or the ordering, purchasing or leasing of items or services covered, in whole or in part, by any government healthcare program, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal False Claims Act (the “FCA”), which imposes civil and criminal liability on individuals or entities that knowingly submit false or fraudulent claims for payment to the government or knowingly make, or cause to be made, a false statement in order to have a false claim paid. In addition, the government may assert that a claim including items or services resulting from a violation of the federal AKS constitutes a false or fraudulent claim for purposes of the FCA. The government has prosecuted practice management service providers for causing the submission of false or fraudulent claims in violation of the FCA, and vendors of electronic health record (“EHR”) software for, among other things, misrepresenting the capabilities of their software and payment of kickbacks to certain customers in exchange for promoting their products in violation of the federal AKS and FCA. Moreover, suits filed under the FCA, known as qui tam actions, can be brought by any individual on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in any amounts paid by the entity to the government in fines or settlement;

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the criminal healthcare fraud provisions under HIPAA and related rules that prohibit knowingly and willfully executing a scheme or artifice to defraud any healthcare benefit program or falsifying, concealing or covering up a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•	similar state law provisions pertaining to anti-kickback and false claims issues, some of which may apply to items or services reimbursed by any payor, including patients and commercial insurers; and

•	state laws prohibiting fee-splitting or the sharing of professional services income with nonprofessional or business interests.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. These laws are complex and may change rapidly, and their application to our specific healthcare-related solutions, services, and relationships may not be clear and may be applied to our business in ways we do not anticipate. New payment structures, for example, such as accountable care organizations and other arrangements involving combinations of healthcare providers who share savings, potentially implicate anti-kickback and other fraud and abuse laws. In addition, errors created by our proprietary solutions that relate to entry, formatting, preparation or transmission of claims or reporting of quality or other data pursuant to value-based purchasing initiatives may be alleged or determined to cause the submission of false claims or otherwise be in violation of these laws.

If our EHR software, technology, practice management solutions or billing, coding, claims submission and other solutions, our marketing activities, or our financial arrangements with physicians and other licensed healthcare professionals in the position to refer business to us are found to be in violation of any of the government regulations that apply to us, we may be subject to substantial penalties, including administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, additional integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our business, results of operations or financial condition. Any action against us or our customers for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity, any of which could adversely affect demand for our solutions, invalidate all or portions of some of our contracts with our customers, require us to change or terminate some portions of our business, require us to refund portions of our revenue, cause us to be disqualified from serving customers doing business with government payors, and give our customers the right to terminate our contracts with them, any one of which could have an adverse effect on our business.

If our healthcare-related solutions fail to provide accurate billing and coding information, then healthcare provider customers or third parties, including government regulators, could assert claims against us that could result in substantial costs and harm to us.

Our SimplePractice solution allows clinicians to efficiently optimize patient outcomes by adding an assessment from a robust template library to a patient’s profile or adding a diagnosis and an ICD-10 code from an auto-populated list developed from information we source from the American Psychiatric Association and the Centers for Medicare & Medicaid Services rather than create a treatment plan from scratch. Clinicians can also access Wiley Treatment Planners to choose from over 1,000 pre-written treatment goals, objectives, and interventions organized by commonly encountered problems in treating patients who seek mental health care. Even though we advise our health care provider customers that they are responsible for confirming the accuracy of such pre-populated information, if our healthcare-related solutions cause our healthcare provider customers to provide inaccurate billing and coding information and result in the submission of incorrect requests for payment, then healthcare provider customers or third parties, including government regulators, could assert claims against us that could result in substantial costs and harm to us.

Healthcare reform efforts in the U.S. are highly dynamic, subject to frequent change, and can be interpreted and enforced differently by new administrations, which can adversely affect our business.

Many of the federal healthcare reform initiatives of the last decade have impacted us and our healthcare provider customers and continue to evolve. The American Reinvestment & Recovery Act (“ARRA”), passed in 2009, included the “Health Information Technology for Economic and Clinical Health (“HITECH Act”). The HITECH Act introduced an incentive program linked to the “meaningful use” of EHR technology, an effort led by the Centers for Medicare & Medicaid Services (“CMS”) and the Office of the National Coordinator for Health IT (“ONC”). The ACA, passed in 2010, extended these incentive payments.

Currently, our SimplePractice solution includes an electronic medical records service that is not certified as EHR technology and we do not have a current intention to cause the certification of such solution. If we decide in the future to certify our EHR technology, we will need to comply with various standards and specifications that will be subject to change and to interpretation by the entities designated to certify our electronic healthcare technology. Additionally, if our services are not compliant with these evolving regulatory requirements, our market position and sales could be impaired, and we may have to invest significantly in changes to our solutions. Further, we could bear financial risk if we are alleged to have not appropriately complied with these regulations, even if the allegations are untrue.

The Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”), enacted on April 16, 2015, established a new payment framework, called the Quality Payment Program, which modifies certain Medicare payments under the Medicare Physician Fee Schedule to “eligible clinicians,” including physicians and other practitioners. Under MACRA, eligible clinicians must participate in either the Merit-Based Incentive Payment System (“MIPS”) or Advanced Alternative Payment Model (“Advanced APM”). MIPS generally consolidates three programs: the Physician Quality Reporting System, the Value-based Payment Modifier program, and the Medicare EHR incentive program. Under this consolidated system, eligible clinicians report on metrics related to quality, clinical practice improvement activities and the use of certified EHR technology. Eligible clinicians may receive a positive or negative payment adjustment based on their reported metrics as compared to their peers. Eligible clinicians are not required to participate in MIPS if they are part of an Advanced APM, which can include certain accountable care organizations and other new payment models. CMS has structured these programs to incentivize clinicians to join Advanced APMs instead of participating in MIPS, though its results to date have been mixed. As such, the implications of MACRA and MIPS are uncertain and will depend on future regulatory activity and healthcare provider activity in the marketplace. If in the future we decide to position our solutions for MACRA and MIPS, compliance with applicable standards will need to be continuously monitored, and there can be no assurances that we will be able to maintain such standards and compliance. Any failure to successfully adapt our solutions either to MACRA and MIPS, or to the shift towards Advanced APMs and other value-based payment models, could have a material effect on our business, results of operations and financial condition.

Government programs, such as MIPS, have been implemented to accelerate the adoption and utilization of EHRs. Changes to government incentive programs related to EHRs could materially impact healthcare providers’ decisions to implement EHR systems or have other impacts that would be unfavorable to our business.

There have been and continue to be a number of legislative initiatives to contain healthcare costs. By way of example, the ACA made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA, and on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order relating to the ACA, including an instruction to certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other challenges to the ACA, if any, will impact the ACA. Additional state and federal healthcare policies and reform measures adopted in the future could have a material adverse impact on our customers and, as a result, our operational results or the manner in which we operate our business.

The adoption of interoperability standards and regulations regarding information blocking could have unexpected consequences for our business.

With the passing of the MACRA in 2015, the U.S. Congress declared it a national objective to achieve widespread exchange of health information through interoperable certified EHR technology nationwide by December 31, 2018. The 21st Century Cures Act (“Cures Act”), which was passed and signed into law in December 2016, includes provisions related to data interoperability, information blocking and patient access. In May 2020, ONC and CMS finalized and issued complementary rules that are intended to clarify provisions of the Cures Act regarding interoperability and information blocking, and include, among other things, requirements surrounding information blocking, changes to ONC’s health IT certification program and requirements that CMS-regulated payors make relevant claims/care data and provider directory information available through standardized patient access and provider directory application programming interfaces that connect to provider EHRs. The companion rules will transform the way in which healthcare providers, health IT developers, health information exchanges/health information networks (“HIEs/HINs”), and health plans share patient information, and create significant new requirements for healthcare industry participants. For example, the ONC rule, which went into effect on April 5, 2021, prohibits healthcare providers, health IT developers of certified health IT, and HIEs/HINs from engaging in practices that are likely to interfere with, prevent, materially discourage, or otherwise inhibit the access, exchange or use of electronic health information (“EHI”), also known as “information blocking.” To further support access and exchange of EHI, the ONC rule identifies eight “reasonable and necessary activities” as exceptions to information blocking activities, as long as specific conditions are met. From April 5, 2021, developers of EHRs and other health IT products, such as us, are subject to the “information blocking” condition of certification under the ONC rule, which includes a number of new certification and maintenance of certification requirements that have to be met in order to maintain approved federal government certification status. Meeting and maintaining this certification status will require additional development costs. We have made and continue to make investments in building data interoperability capabilities, and continue to evaluate the potential impact of the CMS and ONC final rules, and we anticipate significant impacts from the new information blocking rules. We also expect expanded surveillance by federal agencies of certified HIT and its use by our customers. Under the Cures Act, the U.S. Department of Health and Human Services (“HHS”) has the regulatory authority to investigate and assess civil monetary penalties of up to $1,000,000 against certified health IT developers found to be in violation of “information blocking.” Any failure to comply with these rules could have a material adverse effect on our business, results of operations and financial condition.

Our and our customers’ and partners’ communications with existing and potential clients are subject to laws regulating telephone and email marketing practices, and our or their failure to comply with such communications laws could adversely affect our business, operating results, and financial condition and significantly harm our reputation.

Our platform enables our customers and partners to communicate directly with their clients, including via email, text messages and telephone calls. Our platform also enables recording and monitoring of calls between our customers and partners and their clients for training and quality assurance purposes. On occasion, we also send communications directly to clients. These activities are subject to a variety of U.S. state and federal laws, rules, and regulations, such as the Telephone Consumer Protection Act of 1991 (the “TCPA”), the CAN-SPAM Act of 2003 (the “CAN-SPAM Act”), and others related to telemarketing, recording, and monitoring of communications. The TCPA prohibits companies from making telemarketing calls to numbers listed in the Federal Do-Not-Call Registry and imposes other obligations and limitations on making phone calls and sending text messages to consumers. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. The TCPA, the CAN-SPAM Act and other communications laws, rules, and regulations are subject to varying interpretations by courts and governmental authorities and often require subjective interpretation, making it difficult to predict their application and therefore making compliance efforts more challenging. We and our customers and partners may be required to comply with these and similar laws, rules, and regulations. To comply with these laws, rules, and regulations, in some cases we rely on our customers and partners to obtain legally required consents from their consumers to receive communications sent using our platform. We cannot, however, be certain that our or their efforts to comply will always be successful. Our business could be adversely affected by changes to the application or interpretation of existing laws, rules and regulations governing our platform’s communication capabilities, or the enactment of new laws, rules and regulations, and by our and our customers’ and partners’ failure to comply with such laws, rules and regulations in using our platform. If any of these laws, rules or regulations were to significantly restrict our or our customers’ or partners’ ability to use our platform to communicate with existing and potential clients, we may not be able to develop adequate alternative communication modules for our platform. Further, our or our customers’ or partners’ non-compliance with these laws, rules, and regulations could result in significant financial penalties, litigation, including class action litigation, consent decrees and injunctions, adverse publicity, and other negative consequences, any of which could adversely affect our business, operating results, and financial condition and significantly harm our reputation.

Our business is subject to a wide variety of laws and regulations. Liabilities or loss of business resulting from any actual or perceived failure to comply with laws and regulations, and regulatory or judicial interpretations thereof, including payments and other financial services-related laws and regulations, and increased costs or loss of business associated with compliance with those laws and regulations, could have an adverse effect on our business.

We are subject to a wide variety of local, state, federal, and international laws, rules, regulations, licensing and other authorization schemes, and industry standards in the United States and in other countries in which we operate. These laws, rules, regulations, licensing and other authorization schemes, and industry standards govern numerous areas that are important and material to our business. In addition to the privacy, data protection and information security, export control, import, economic and trade sanctions, and anti-money laundering and counter-terror financing-related laws, rules, and regulations described elsewhere in this prospectus, our business is also subject to, without limitation, laws, rules, and regulations applicable to securities, labor and employment, immigration, competition, and marketing and communications practices.

In addition, the laws, rules, regulations, licensing and other authorization schemes, and industry standards that govern our business, both directly and through our relationships with banks, payment networks, payment processors, and other financial services partners, include, or may in the future include, those relating to payments services, such as payment processing and settlement services, escheatment, and compliance with PCI-DSS, a set of requirements designed to ensure that all companies that process, store or transmit payment card information maintain a secure environment to protect cardholder data. These laws, rules, regulations, licensing and other authorization schemes, and industry standards are administered and enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, self-regulatory organizations, and numerous state and local governmental authorities and regulatory agencies.

Laws, rules, regulations, licensing and other authorization schemes, and industry standards applicable to our business are increasing in number and subject to change and evolving interpretations and application, including by means of legislative changes, executive orders, and regulatory and judicial interpretations, and it can be difficult to predict how they may be applied to our business and the way we conduct our operations, particularly as we introduce new solutions and expand into new geographies.

We may not be able to respond quickly or effectively to regulatory, legislative, judicial, and other developments, and these changes may in turn impair our ability to offer our existing or planned solutions and increase our cost of doing business.

There can be no assurance that we and our employees and/or contractors will not violate or fail to comply with applicable laws, rules, regulations, licensing and other authorization schemes, and industry standards, or interpretations thereof, or will not otherwise face regulatory scrutiny for our historical and/or ongoing compliance with such laws, rules, regulations, or interpretations. Any failure or perceived failure by us or our employees or contractors to comply with existing or new laws, rules, regulations, licensing or other authorization schemes, industry standards, or orders of any governmental or regulatory authority (including changes to or expansion of the interpretation of those laws, regulations, standards or orders), may, among other things:

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subject us to significant fines, penalties, criminal and civil lawsuits, license suspension or revocation, forfeiture of significant assets, audits, inquiries, whistleblower complaints, adverse media coverage, investigations and enforcement actions in one or more jurisdictions levied by federal, state, local, or foreign regulators, state attorneys general and private plaintiffs who may be acting as private attorneys general pursuant to various applicable federal, state, and local laws;

•	result in additional compliance and licensure or other authorization requirements;

•	increase regulatory scrutiny of our business;

•	restrict our operations, product features, quality, and breadth and depth of functionality; and

•	force us to restrict or change our business practices or compliance program, make product or operational changes, or delay planned product launches or improvements.

Further, the complexity of U.S. federal and state regulatory and enforcement regimes could result in a single event giving rise to many overlapping investigations and legal and regulatory proceedings by multiple government authorities in different jurisdictions.

Any of the foregoing could, individually or in the aggregate, harm our reputation as a trusted provider, damage our brand and business, cause us to lose existing customers and partners, prevent us from obtaining new customers and partners, require us to expend significant funds to remedy problems caused by breaches and to avert further breaches, expose us to legal risk and potential liability, and adversely affect our business, operating results and financial condition.

Currently, we do not possess any permits, licenses or other authorizations from financial regulators. We believe the licensing and authorization requirements of federal and state regulatory agencies that regulate or supervise banks, payment processors, or other financial institutions or providers of payment services do not apply to us. While our business itself, and our related activities, are not currently subject to financial services-related regulation, the banks and payment processors that we partner with operate in a highly regulated landscape and there is a risk that those laws and regulations could become directly applicable to us and/or our contractual compliance with certain legal and regulatory obligations could become increasingly difficult and costly. As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing and other authorization schemes and standards governing our business and activities will expand as well. In addition, as our business and products and services continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing and other authorization schemes and standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing and other authorization schemes or standards to our business and related activities, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

In the future, as a result of the laws, rules and regulations that are or may become applicable to our business, we could be subject to investigations, inspections, examinations, and supervision, and resulting liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions or be required to obtain additional licenses, certifications or regulatory approvals. There can be no assurance that we will be able to successfully implement changes to our business practices or obtain or maintain any such licenses, certifications or regulatory approvals, and, even if we were able to do so, there could be substantial costs and potential product changes involved in obtaining, maintaining and renewing such licenses, certifications and approvals, which could have a material and adverse effect on our business. In addition, we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, anti-money laundering, capitalization, corporate governance or other requirements of such licenses, certifications or approvals. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our products or services, require significant and costly operational changes or prevent us from providing our products or services in any given market.

We are subject to laws and regulations regarding export control, import, economic and trade sanctions, anti-money laundering, and counter-terror financing that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

Our solutions are subject to export control laws and regulations, including the Export Administration Regulations administered by the U.S. Department of Commerce, and our activities may be subject to trade and economic sanctions, including U.S. economic and trade sanctions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), which we collectively refer to as trade controls. As such, a license may be required to export or re-export our products, or provide related services, to certain countries and customers. Further, our products incorporating encryption functionality may be subject to special controls applying to encryption items or certain reporting requirements. The process for obtaining necessary licenses may be time-consuming or unsuccessful, potentially causing delays in sales or losses of sales opportunities.

If our solutions are accessed from a sanctioned country in violation of trade and economic sanctions, we could be subject to fines or other enforcement action. Although we have no knowledge that our activities have resulted in violations of trade controls, any failure by us or our partners to comply with applicable laws and regulations would have negative consequences for us, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit customers’ ability to implement our products in those countries. Changes in our products or changes in export and import regulations in such countries may create delays in the introduction of our products into international markets, prevent customers with international operations from deploying our products globally or, in some cases, prevent or delay the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws or regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing export, import or sanctions laws or regulations, or change in the countries, governments, persons or technologies targeted by such export, import or sanctions laws or regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any decreased use of our products or limitation on our ability to export to or sell our products in international markets could adversely affect our business, operating results and financial condition.

Pursuant to agreements with certain of our third party payment processors, we also have obligations under anti-money laundering and counter-terrorist financing laws and regulations. There has been increased scrutiny in the United States and globally regarding compliance with these laws and regulations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our customers, to comply with our contractual obligations.

We are subject to anti-corruption, anti-bribery and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the FCPA, U.S. domestic bribery laws and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Although we currently only maintain operations in the United States, we utilize contractors outside of the United States and if we increase our international cross-border operations abroad, we may engage with business partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. Our operations are dependent in part upon transmission bandwidth provided by third-party network providers and access to co-location facilities to house our servers, which in some countries may be state owned. Similarly, some of our customers may be state-owned, in each case exposing us to potential risks. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international operations, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results and financial condition could be materially harmed.

Risks related to our technology and intellectual property

If we are unable to ensure that our solutions interoperate with a variety of software suites, applications and other technologies that are developed by others, including our partners, or if there are performance issues with such third-party systems, our solutions will not operate effectively, we may become less competitive and our business, operating results and financial condition may be harmed.

Our solutions must integrate with a variety of software suites, applications and other technologies that are developed by third parties, and we need to continuously modify and enhance our solutions to adapt to changes in such software and other technologies. In particular, we have developed our solutions to be able to easily integrate with key third-party applications of our software partners. We are typically subject to standard terms and conditions of providers of software or other technology, which govern the distribution and operation of such software and other technologies and are subject to change by such providers from time to time. Our business will be harmed if any provider of such software or other technologies:

•	discontinues or limits our access to its software or other technologies;

•	modifies its terms of service or other legal terms or policies, including fees charged to, or other restrictions on us;

•	changes how information is accessed by us or our customers or partners or their clients;

•	has performance or other problems that affect the perception of our platform, products or services;

•	establishes exclusive or more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over our solutions.

For example, to deliver a comprehensive solution, our solutions integrate with offerings of popular software providers, including Oracle and SAP, through application programming interfaces (“APIs”) made available by these software providers. If any providers of software or other technologies change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our solutions and harm our business, operating results and financial condition.

Third-party services and products are constantly evolving, and we may not be able to modify our solutions to assure its compatibility with that of other third parties as they continue to develop or emerge in the future, or we may not be able to make such modifications in a timely and cost-effective manner. In addition, some of our competitors may be able to disrupt the operations or compatibility of our solutions with their products or services, or exert strong business influence on our ability to, and terms on which we, operate our solutions. Should any of our competitors modify their products or standards in a manner that degrades the functionality of our solutions or gives preferential treatment to our competitors or competitive products, whether to enhance their competitive position or for any other reason, the interoperability of our solutions with these products could decrease and our business, results of operations and financial condition would be harmed. If we are not permitted or able to integrate with these and other third-party software suites, applications and other technologies in the future, our business, results of operations and financial condition would be harmed.

Furthermore, the functionality of our solutions also depends on our and our partners’ ability to integrate our solutions with their offerings. These partners periodically update and change their systems, and although we have been able to adapt our solutions to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future or in a way such that our customers or partners or their clients are satisfied with the quality of work performed by us or with the technical support services rendered. In particular, if we are unable to adapt to the needs of our partners’ platforms, software and solutions, our customers’ and partners’ operations may be disrupted, which could result in disputes with our customers or partners or their clients or other third parties and additional costs to address the situation. Additionally, our customers and partners may terminate their relationship with us and we may lose access to large numbers of customer referrals as a result.

Any negative publicity related to our solutions, regardless of its accuracy or whether the ultimate cause of any poor performance actually results from our solutions, or from the systems of our customers, partners or clients, may adversely affect our reputation, business, operating results and financial condition.

Interruptions or delays in the services provided by our third-party data centers or internet service providers could impair the delivery of our solutions. Any changes in the systems that these providers make available to us that degrade the functionality of our solutions, impose additional costs or requirements on us, or give preferential treatment to competitors’ services, including their own services, could materially and adversely affect usage of our solutions.

Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse events. The owners and operators of our current and future hosting facilities do not guarantee that our customers’ or partners’ or their clients’ access to our solutions will be uninterrupted, error-free or secure. We or our third-party service providers have in the past, may in the future experience, website disruptions, outages and other performance problems. We have periodically experienced service disruptions in the past, and we cannot assure you that we will not experience service interruptions or delays in the future. We depend on our third-party service providers to protect their infrastructure against damage, interruption and other performance problems, maintain their respective configuration, architecture and interconnection specifications and protect information stored by such providers, as well as on internet service providers to transmit data. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use.

Although we have disaster recovery plans that use multiple data storage locations, any incident affecting their infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized entry or intrusion, sabotage, criminal acts, intentional acts of vandalism and other misconduct, computer viruses and disabling devices, natural disasters, military actions, terrorist attacks, negligence, infrastructure changes, human or software errors, fraud, spikes in customer, partner or client usage and denial of service issues, hardware failures, improper operation, data loss, compromise or corruption, cybersecurity attacks, wars, hurricanes, tornadoes and other similar events beyond our control could negatively affect our solutions. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. Any prolonged service disruption affecting our solutions for any of the foregoing reasons could result in lengthy interruptions in the delivery of our solutions, cause system interruptions, prevent our customers, partners or clients from accessing their accounts online, damage our reputation with current and potential customers, partners or clients, expose us to liability, cause us to lose customers, partners or clients, cause the loss of critical data, prevent us from supporting our platform, products or services, result in regulatory investigations, enforcement actions and litigation or cause us to incur additional expense in investigating, remediating and responding to these disruptions and arranging for new facilities and support or otherwise harm our business.

Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during the COVID-19 pandemic, could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition. In addition, certain of our third-party service providers are required to notify us if they experience a security breach or unauthorized disclosure of certain personal information, or, in some cases, confidential data or information of ours or our customers, partners or clients, and their failure to timely notify us of such a breach or disclosure may cause us to incur significant costs or otherwise harm our business.

Our solutions are accessed by many customers, partners and clients, often at the same time. As we continue to expand the number of our customers, partners and clients, and products available through our solutions, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our solutions or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our solutions as well as delays and additional expense in arranging new facilities and services.

We also depend on third-party internet-hosting providers and continuous and uninterrupted access to the internet through third-party bandwidth providers to operate our business. If we lose the services of one or more of our internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses, ransomware, denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions’ reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, operating results and financial condition.

Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our solutions could materially harm our reputation and business. Frequent or persistent interruptions in accessing our solutions could cause customers, partners or clients to believe that our solutions are unreliable, leading them to switch to our competitors or to avoid our solutions, and could permanently harm our reputation and business.

Additionally, as our customers and partners and their clients may use our solutions for critical transactions, any errors, defects or other infrastructure problems could result in damage to such customers’, partners’ or clients’ businesses. These customers, partners and clients could seek significant compensation from us for their losses and our insurance policies may be insufficient to cover a claim. Even if unsuccessful, this type of claim may be time-consuming and costly for us to defend. Any of the foregoing could have a material adverse effect on our business, operating results and financial condition.

We may experience software and technology defects, undetected errors, development delays or other performance problems in our software and other technology used as part of our solutions, which could damage customer and partner relations, harm our reputation, result in significant costs to us, decrease our potential profitability and expose us to substantial liability.

Our software and other technology used as part of our solutions may contain undetected errors, viruses or defects when implemented or when new functionality is released, as we may modify, enhance, upgrade and implement new systems, procedures and controls to reflect changes in our business, technological advancements and changing industry trends. Despite extensive testing, from time to time we have discovered and may in the future discover defects or errors in our solutions. Any performance problems or defects in our solutions could materially and adversely affect our business, operating results and financial conditions. Defects, errors or other similar performance problems or disruptions, whether in connection with day-to-day operations or otherwise, could be costly for us, adversely affect our customers’ or partners’ businesses, harm our reputation and result in reduced sales or a loss of, or delay in, the market acceptance of our solutions. In addition, if we have any such errors, defects or other performance problems, our customers or partners could seek to terminate, or elect not to renew, their contracts with us, delay or withhold payment or make claims against us. Any of these actions could result in liability, lost business, increased insurance costs, difficulty in collecting accounts receivable, costly litigation or adverse publicity, which could materially and adversely affect our business, operating results and financial condition. Additionally, our software uses open-source software and any defects or security vulnerabilities in such open-source software could materially and adversely affect our business, operating results and financial condition. In addition, we rely on technologies and software supplied by third parties that may also contain undetected errors, viruses or defects. Software defects and errors or delays in electronic bill presentment or our facilitation of payment processing could result in additional development costs, diversion of technical and other resources from our other development efforts, loss of credibility with current or potential customers, partners and clients, harm to our reputation and exposure to liability claims, any of which could result in a material adverse effect on our business, operating results and financial condition.

We use open source software in our solutions, which may pose particular risks to our proprietary software in a manner that could subject us to litigation or other actions, negatively affect our ability to sell our products or otherwise adversely affect our business, operating results and financial condition.

Our solutions incorporate software modules licensed to us by third-party authors under “open source” licenses, and we expect to continue to incorporate open source software in our solutions in the future. Some open source licenses have so called “copy-left” provisions, which may require those who distribute open source software as part of their own software product to provide the source code to their software to licensees, and may also prohibit charging fees to licensees in connection with the licensing of the software product.

While we try to use open-source code in a manner that we believe does not subject our proprietary solutions to copy-left provisions, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide, or distribute our solutions related to, the open source software subject to those licenses. In addition, the public availability of such software may make it easier for others to compromise our solutions. Although we generally monitor our use of open source software to avoid subjecting our solutions to conditions we do not intend and to try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. Moreover, we cannot assure you that our processes for controlling our use of open source software in our solutions will be effective. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate it into their products. Likewise, we could become subject to lawsuits and face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated solutions. Litigation could be costly for us to defend, have a negative effect on our business, operating results and financial condition or require us to devote additional research and development resources to change our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement or other liability, or be required to seek costly licenses from third parties, to continue providing our offerings on terms that are not economically feasible, to re-engineer our solutions (which could involve substantial time and resources), to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, operating results and financial condition.

In addition to risks related to complying with applicable license requirements, a release of our proprietary code could also allow our competitors to create similar offerings with lower development effort and time and ultimately could result in a loss of our competitive advantages. Furthermore, use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code.

If we fail to adequately obtain, maintain, protect or enforce our intellectual property and proprietary rights, our competitive position could be impaired, our reputation could be harmed and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our intellectual property and proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as contractual provisions with our employees, independent contractors, consultants and third parties with whom we have relationships to establish and protect our intellectual property and proprietary rights. However, the steps we take to protect our intellectual property may be inadequate, may not afford complete protection and may not adequately permit us to gain or keep any competitive advantage. Further, despite our efforts to obtain and maintain intellectual property rights, we cannot guarantee that we will be able to prevent unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may not have adequate remedies in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology.

Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services and technologies. Although we have been issued patents in the United States and have additional patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or obtain the coverage originally sought. In addition, our existing patents, as well as the patents we obtain in the future may not provide us with competitive advantages or may be successfully challenged by third parties, which could result in them being narrowed in scope or declared invalid or unenforceable. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology or file suit against us. We also may allow certain of our registered intellectual property rights, or our pending applications for intellectual property rights, to lapse or to become abandoned if we determine that obtaining or maintaining the applicable registered intellectual property rights is not worthwhile. Despite our efforts to protect our intellectual property and proprietary rights, there can be no guarantee that such rights will be sufficient to protect against others offering products or services that are substantially similar to ours, independently developing similar products, duplicating any of our products, designing around our patents, adopting trade names or domain names similar to ours, or attempting to copy aspects of our technology and using information that we consider proprietary to compete with us, thereby impeding our ability to promote our solutions and possibly leading to customer or client confusion.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy, reverse engineer or otherwise obtain and use our products, technology, systems, methods, processes, intellectual property and other information that we regard as proprietary to create solutions that compete with ours. Policing unauthorized use of intellectual property and technology can be expensive and time consuming, and regardless of what measures we take, we cannot guarantee that we will be able to detect unauthorized uses. Even if we detect unauthorized uses, we cannot be certain that we will be able to successfully enforce our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as comprehensively as in the United States, if at all. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others, which could result in substantial costs and diversion of our resources. Further, our enforcement efforts may be met with defenses and counterclaims challenging the validity and enforceability of our intellectual property rights or may result in a court determining that our intellectual property rights are unenforceable. Any changes in, or unexpected interpretations of, intellectual property laws may also compromise our ability to enforce our intellectual property rights. Failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our competitive position and materially and adversely affect our business, operating results and financial condition.

In addition, while we rely in part on confidentiality and intellectual property assignment agreements with our employees and contractors involved in the development of material intellectual property for us, which place restrictions on the employees’ and contractors’ use and disclosure of this intellectual property these agreements may not be self-executing, sufficient in scope or enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. We cannot guarantee that we have entered into such agreements with each person or entity that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our technology and processes. Individuals that were involved in the development of intellectual property for us or who had access to our intellectual property but who are not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Further, these agreements may be breached, and as a result, our trade secrets and other proprietary information may be disclosed or become known to our competitors, which could cause us to lose any competitive advantage, and we may not have adequate remedies for such breaches. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting works of authorship, know-how and inventions. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality.

Obtain and maintaining effective patent, copyright, trademark, service mark, trade secret and domain name protection is time-consuming and expensive. Accordingly, we do not and may not own registered trademarks for all trademarks and logos used in our business in the jurisdictions in which we operate or may operate in the future. We may also choose not to seek patent protection for all patentable inventions, and we have chosen not to seek the registration of copyrights in our software solutions. Further, we have and may in the future employ individuals who previously were employed by our competitors, and, as a result, those competitors may bring claims against such individuals or us alleging their intellectual property rights have been infringed, misappropriated or otherwise violated.

We and our customers and partners and their clients and other third parties that use our solutions obtain, provide and process a large amount of sensitive and personal data. Any real or perceived improper or unauthorized use of, disclosure of or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business, operating results and financial condition.

We and our customers and partners and their clients and the third-party vendors and data centers that we use obtain, provide and process large amounts of sensitive and personal data, including data provided by and related to clients and their transactions, as well as other data of the counterparties to their payments. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new products and technologies.

Cybersecurity threats and attacks, privacy and security breaches, insider threats or other incidents and malicious internet-based activity continue to increase generally, evolve in nature and become more sophisticated, and providers of cloud-based services have frequently been targeted by such attacks, particularly in the financial technology sector. These cybersecurity challenges, including threats to our own IT infrastructure or those of our customers or partners or their clients or third-party service providers, may take a variety of forms ranging from stolen bank accounts, business email compromise, customer employee fraud, account takeover, check fraud or cybersecurity attacks, to “mega breaches” targeted against cloud-based services and other hosted software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals. A cybersecurity incident or breach could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions and impair our ability to provide our solutions and meet our customers’ or partners’ or their clients’ requirements, or cause production downtimes and compromised data. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our customer base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our customers’ or partners’ or their clients’ sensitive and personal data. Information security risks for technology companies such as ours have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties as well as nation-state and nation-state-supported actors. Additionally, geopolitical events and resulting government activity could lead to information security threats and attacks by affected jurisdictions and their sympathizers. Given our business and the industries in which we operate, we believe that we are likely to continue to be a target of such threats and attacks.

We have administrative, technical and physical security measures in place, and we have policies and procedures in place to contractually require service providers to whom we disclose data to implement and maintain reasonable privacy, data protection and information security measures. However, if our privacy protection, data protection or information security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our products, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or exfiltrates funds or sensitive and personal data, including personally identifiable information, on our systems or our partners’ systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of sensitive and personal data suggest that the risk of such events is significant, even if privacy, data protection and information security measures are implemented and enforced. If sensitive and personal data is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, and may incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties.

In addition, because we leverage third-party service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our customers, partners or clients and their customers, we rely heavily on the data security technology practices and policies adopted by these third-party service providers. Such third-party service providers have access to sensitive and personal data and other data about our customers, partners and employees, as well as clients using our solutions to pay the bills of our customers, and some of these providers in turn subcontract with other third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. There have been and may continue to be significant supply chain attacks, and we cannot guarantee that our or our third-party service providers’ software or systems have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our systems or the systems of third parties that support us and our services. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. Techniques used to sabotage or obtain unauthorized access to systems are constantly evolving and our third-party service providers may face difficulties or delays in identifying breaches and compromises, and notifying us of any such breaches and compromises. This could cause us to face delays in responding to any such breach or compromise and providing any required notifications to clients or other third parties.

In addition, certain of our partners conduct regular audits of our cybersecurity program, and if any of them were to conclude that our systems and procedures are insufficiently rigorous, they could terminate their relationships with us, and our financial results and business would be adversely affected. Under our terms of service and our contracts with strategic partners, if there is a breach of payment information that we store, we could be liable to the partner for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our solutions. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing customers, partners and clients, prevent us from obtaining new customers, partners and clients, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, indemnity obligations, damages for contract breach or penalties for violation of security obligations and costs associated with remediation, such as fraud monitoring and forensics, all of which could divert resources and attention of our management and key personnel away from our business operations and materially and adversely affect our business, operating results and financial condition. Any actual or perceived security breach at a third-party service provider providing services to us or our customers, partners or clients could have similar effects. Further, as the current COVID-19 pandemic continues to result in a significant number of people working from home, these cybersecurity risks may be heightened by an increased attack surface across our business and those of our partners and service providers. We cannot guarantee that our efforts, or the efforts of those upon whom we rely and partner with, will be successful in preventing any such information security incidents or protecting sensitive and personal data that they obtain and process on our behalf.

Federal and state regulations may require us or our customers or partners to notify governmental entities and individuals of data security incidents involving certain types of personal and sensitive data or information technology systems. Security compromises experienced by others in our industry, our customers or partners or their clients, our third-party service providers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode client, customer or partner confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, partners and clients, cause existing customers, partners and clients to elect not to renew or expand their use of our solutions or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, operating results and financial condition.

In addition, some of our customers and partners contractually require notification of data security compromises and include representations and warranties in their contracts with us that our solutions comply with certain legal and technical standards related to data security and privacy and meet certain service levels. In our contracts, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may constitute a material breach and give rise to a customer’s or partner’s right to terminate their contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent customers or partners from potentially terminating their contracts with us. Furthermore, although our contracts typically include limitations on our potential liability, we cannot ensure that such limitations of liability would be adequate or apply to data security compromises.

While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks. We also cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, litigation to pursue claims under our insurance policies or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, or denials of coverage, could have a material adverse effect on our business, reputation, operating results and financial condition.

We may in the future become subject to claims of intellectual property infringement or other intellectual property disputes, which are costly and time-consuming to defend against or pursue, and may subject us to significant liability and increased costs of doing business.

We may in the future become subject to and involved in lawsuits, disputes, legal proceedings or claims by third parties that we have infringed, misappropriated or otherwise violated their intellectual property. Even if we believe that particular intellectual property-related claims are without merit, litigation may be necessary to defend against these allegations. The ultimate outcome of any allegation is often uncertain and, regardless of the outcome, lawsuits, with or without merit, are time-consuming and expensive to resolve and they divert management’s time and attention and require us to, among other things, redesign or stop providing our solutions, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. Although we carry insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results or financial condition.

Companies in the software and technology industries, including some of our current and potential competitors, own significant numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. We cannot guarantee that our technologies will be able to withstand any third-party claims against their use. There is also a risk that the litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents may provide little or no deterrence as we would not be able to assert them against such entities or individuals. If a third party is able to obtain an injunction preventing us from accessing such third party’s intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products or cease business activities related to such intellectual property. Any inability to license third-party technology in the future would have an adverse effect on our business or operating results and would adversely affect our ability to compete. We could also face trade name or trademark or service mark infringement claims brought by owners of other registered or unregistered trademarks or service marks, including trademarks or service marks that may incorporate variations of our brand names. Any such claims could damage our reputation, force us to rebrand and could adversely affect our growth prospects

We also are, and may in the future become, contractually obligated to indemnify our customers and partners in the event of infringement, misappropriation or other violation of a third party’s intellectual property rights. Responding to such claims, regardless of their merit, can be time-consuming, costly to defend and damaging to our reputation and brand.

Our business depends in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties.

Some of our business relies on key technologies developed or licensed by third parties. These third-party software components may become obsolete, defective or incompatible with future versions of our services, relationships with the third-party licensors or technology providers may deteriorate, or our agreements with the third-party licensors or technology providers may expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our solutions to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from or otherwise made available to us by third parties on a non-exclusive basis in our solutions could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

We believe we have all the necessary licenses and other grants of rights from third parties to use technology and software that we do not own. A third party could, however, allege that we are infringing its rights, which may deter our ability to obtain licenses or other grants of rights on commercially reasonable terms from the third party, if at all, or cause the third party to commence litigation against us. Our failure to obtain necessary licenses or other rights, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. Even if we were able to obtain a license or other grant of rights, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to or otherwise made available to us. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights could adversely impact our business, financial position, results of operations and liquidity.

Risks related to taxation matters

Our ability to utilize our net operating loss carryforwards and certain other tax attributes to offset taxable income or taxes may be limited.

As of December 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of $47.7 million and $38.3 million, respectively. The federal net operating loss carryforwards will expire at various dates beginning in 2032. State net operating loss carryforwards will expire at various dates beginning in 2023. As of December 31, 2020, the Company had federal and state net operating losses that do not expire of $37.6 million and $4.2 million, respectively that are included in the cumulative balances above. Portions of these net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities. Under the legislation enacted in 2017, commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), as modified by the Coronavirus Aid, Relief, and Economic Security (the “CARES Act”), U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such federal net operating losses in taxable years beginning after December 31, 2020, is limited. It is uncertain how various states will respond to the Tax Act and the CARES Act. For state income tax purposes, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset its post-change income or taxes may be limited. The completion of this offering, together with other transactions that have occurred since our inception, may trigger such an ownership change pursuant to Section 382. We may experience ownership changes as a result of subsequent shifts in our stock ownership, some of which may be outside of our control. If an ownership change occurs and our ability to use our net operating loss carryforwards is materially limited, it would harm our future results of operations by effectively increasing our future tax obligations.

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

We are subject to income taxes in the United States. Our effective tax rate could be adversely affected due to several factors, including:

•	changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

•	changes in the United States tax laws and regulations or the interpretation of them, including the Tax Act, as modified by the CARES Act;

•

changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•	the outcome of current and future tax audits, examinations, or administrative appeals; and

•	limitations or adverse findings regarding our ability to do business in some jurisdictions.

New income or other tax laws or regulations could be enacted at any time, which could adversely affect our business operations and financial performance. Further, existing tax laws and regulations could be interpreted, modified, or applied adversely to us. For example, the Tax Act enacted many significant changes to the U.S. tax laws. Future guidance from the IRS and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the CARES Act modified certain provisions of the Tax Act. Changes in corporate tax rates, the realization of net operating losses, and other deferred tax assets relating to our operations, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act or future reform legislation could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense.

New tax legislation may impact our results of operations and financial condition.

The U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate and the imposition of minimum taxes or surtaxes on certain types of income. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and any such assessments could adversely affect our business, financial condition, and results of operations.

Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable or that our presence in such jurisdictions is sufficient to require us to collect taxes, which could result in tax assessments, penalties and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect our financial condition and results of operations. Further, in June 2018, the Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state sellers even if those sellers lack any physical presence within the states imposing the sales taxes. Under the Wayfair decision, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states (both before and after the publication of the Wayfair decision) have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state sellers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment and enforcement of these laws, and it is possible that states may seek to tax out-of-state sellers on sales that occurred in prior tax years, which could create additional administrative burdens for us, put us at a competitive disadvantage if such states do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business, financial condition, and results of operations.

Risks related to our indebtedness

Our debt obligations contain restrictions that impact our business and expose us to risks that could materially adversely affect our liquidity and financial condition.

The total principal amount of debt outstanding under our Credit Facilities, excluding unamortized deferred issuance costs, as of December 31, 2020 was $110.2 million, consisting entirely of borrowings under the Term Loan Facility. We have not drawn upon the Revolving Credit Facility, although $2.1 million has been pledged against the Revolving Credit Facility in the form of a line of credit, reducing our borrowing capacity. Our indebtedness could have significant effects on our business, such as:

•	limiting our ability to borrow additional amounts to fund capital expenditures, acquisitions, debt service requirements, execution of our growth strategy and other purposes;

•	limiting our ability to make investments, including acquisitions, loans and advances, and to sell, transfer or otherwise dispose of assets;

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requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our borrowings, which would reduce availability of our cash flow to fund working capital, capital expenditures, acquisitions, execution of our growth strategy and other general corporate purposes;

•

making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our ability to plan for and react to changing conditions;

•	placing us at a competitive disadvantage compared with our competitors that have less debt; and

•

exposing us to risks inherent in interest rate fluctuations because our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates.

In addition, we may not be able to generate sufficient cash flow from our operations to repay our indebtedness when it becomes due and to meet our other cash needs. If we are not able to pay our borrowings as they become due, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, and if we must sell our assets, it may negatively affect our business, financial condition, and results of operations.

Restrictions imposed by our Credit Facilities may materially limit our ability to operate our business and finance our future operations or capital needs.

The terms of our Credit Facilities restrict us and our restricted subsidiaries from engaging in specified types of transactions. These covenants restrict our ability, and that of our restricted subsidiaries, to, among other things:

•	incur indebtedness;

•	incur certain liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests;

•	consolidate, merge or sell or otherwise dispose of assets;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	alter the business conducted by us and our subsidiaries;

•	amend or modify governing documents and certain other documents; and

•	change their fiscal year.

A breach of any of these covenants, or any other covenant in the documents governing our Credit Facilities, could result in a default or event of default under our Credit Facilities. In the event of any event of default under our Credit Facilities, the applicable lenders or agents could elect to terminate borrowing commitments and declare all borrowings and loans outstanding thereunder, together with accrued and unpaid interest and any fees and other obligations, to be immediately due and payable. In addition, or in the alternative, the applicable lenders or agents could exercise their rights under the security documents entered into in connection with our Credit Facilities. We have pledged substantially all of our assets as collateral securing our Credit Facilities and any such exercise of remedies on any material portion of such collateral would likely materially adversely affect our business, financial condition or results of operations.

If we were unable to repay or otherwise refinance these borrowings and loans when due, and the applicable lenders proceeded against the collateral granted to them to secure that indebtedness, we may be forced into bankruptcy or liquidation. In the event the applicable lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. Any acceleration of amounts due under our Credit Facilities or other outstanding indebtedness would also likely have a material adverse effect on us.

Pursuant to our Credit Facilities, we are required to comply with certain financial covenants, including a maximum consolidated debt to revenue ratio and minimum liquidity and maximum consolidated total leverage ratio, as detailed in the section titled “Description of indebtedness.” Our ability to borrow under our Credit Facilities depends on our compliance with these financial covenants. Events beyond our control, including changes in general economic and business conditions, may affect our ability to satisfy the financial covenant. We cannot assure you that we will satisfy the financial covenant in the future, or that our lenders will waive any failure to satisfy the financial covenant.

The London Interbank Offered Rate calculation method may change and LIBOR is expected to be phased out after 2021.

Interest on our Credit Facilities may be calculated based on the London Interbank Offered Rate (“LIBOR”). On July 27, 2017, the U.K.’s Financial Conduct Authority (the authority that administers LIBOR) announced that it intends to phase out LIBOR by the end of 2023. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021, or if alternative rates or benchmarks will be adopted. Changes in the method of calculating LIBOR, or the replacement of LIBOR with an alternative rate or benchmark, may adversely affect interest rates and result in higher borrowing costs. This could materially and adversely affect our results of operations, cash flows, and liquidity. We cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks. We may need to renegotiate our Credit Facility or incur other indebtedness, and changes in the method of calculating LIBOR, or the use of an alternative rate or benchmark, may negatively impact the terms of such renegotiated credit facility or such other indebtedness. If changes are made to the method of calculating LIBOR or LIBOR ceases to exist, we may need to amend certain contracts and cannot predict what alternative rate or benchmark would be negotiated. This may result in an increase to our interest expense.

Risks related to this offering and ownership of our common stock

Our stock price may fluctuate significantly and purchasers of our common stock could incur substantial losses.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect our stock price:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth (if any) of our financial indicators, such as net income per share, net income and revenues;

•	the public reaction to our press releases, our other public announcements and our filings with the Securities and Exchange Commission (“SEC”);

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	overall conditions in our industry and the markets in which we operate;

•	announcements related to litigation;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	issuance of new or updated research or reports by securities analysts;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations, or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions;

•	economic, legal and regulatory factors unrelated to our performance;

•	announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	security breaches impacting us or other similar companies;

•	expiration of contractual lock-up agreements with our executive officers, directors and stockholders;

•	material weaknesses in our internal control over financial reporting; and

•	the realization of any risks described under this “Risk factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition, and results of operations.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

EngageSmart, LLC, and upon its formation, EngageSmart, Inc., do not generate any revenue and rely on dividends, distributions, and other payments, advances, and transfers of funds from its subsidiaries to meet its obligations.

We are a holding company that does not conduct any material revenue-generating business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The ability of our subsidiaries to pay cash dividends and/or make loans or advances to us will be dependent upon their respective abilities to achieve sufficient cash flows after satisfying their respective cash requirements to enable the payment of such dividends or the making of such loans or advances. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s discussion and analysis of financial condition and results of operations—Liquidity, and capital resources.” Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

We are an “emerging growth company,” and are able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and have taken advantage of certain exemptions from various disclosure requirements applicable to companies that are not “emerging growth companies.” These exemptions include reduced disclosure obligations regarding executive compensation and historical financial statements. In addition, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce disclosure, there may be a less active trading market for our common stock and our stock price may decline or become more volatile and it may be difficult for us to raise additional capital if and when we need it.

We will incur significant costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, as well as rules and regulations subsequently implemented by the SEC, and                , our stock exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The rules governing management’s assessment of our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, these rules and regulations require us to incur legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

Once we cease to be an “emerging growth company,” we will not be entitled to the exemptions provided in the JOBS Act discussed under “Prospectus summary—Implications of being an emerging growth company.” After we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

We have identified a material weakness in our internal control over financial reporting. If our remediation of the material weakness is not effective, or we fail to develop and maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As we prepared the financial statements that are included in this prospectus, our management has determined that we have a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Specifically, the deficiencies we identified relate to a lack of certain defined processes and controls over information technology, in the areas of access management, segregation of duties, change management, data governance and program development, and defined processes and controls over the financial statement close process. These deficiencies, when aggregated, are a material weakness and could result in a material misstatement to our financial statements that may not be able to be prevented or detected. As a private company prior to this offering, we did not have sufficient resources assigned to ensure the necessary processes and controls to effectively implement information technology and financial statement close controls required of a public company.

We are taking the following actions to remediate this material weakness:

•	the hiring of additional accounting and finance resources with public company experience;

•

broadening the scope and improving the effectiveness of existing information technology general controls for identity and access management, segregation of duties, change management, data governance, and program development;

•	reviewing, strengthening, and developing policies related to each of these areas of information technology general controls;

•	engaging internal and external resources to assist us with remediation and monitoring remediation progress;

•	delivering periodic training to our team members, including but not limited to technology and accounting staff, on internal controls over financial reporting; and

•

strengthening our information technology compliance and accounting functions with additional experienced hires to assist in the expansion and effectiveness of the existing risk assessment, management processes and the design and implementation of controls responsive to those deficiencies.

We cannot assure you the measures we are taking to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. Additional material weaknesses or failure to maintain effective internal control over financial reporting could cause us to fail to meet our reporting obligations as a public company and may result in a restatement of our financial statements for prior periods.

Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event in the event our internal controls over financial reporting do not operate effectively. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal controls over financial reporting. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that are filed with the SEC. If we are unable to remediate our existing material weakness or identify additional material weaknesses and are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

General Atlantic, LLC (“General Atlantic”) will continue to have significant influence over EngageSmart after this offering, including control over decisions that require the approval of stockholders, which could limit your ability to influence the outcome of matters submitted to stockholders for a vote.

Upon the completion of this offering, General Atlantic will own approximately                 % of the outstanding shares of our common stock (or                % if the underwriters exercise their option to purchase additional shares in full). As long as General Atlantic owns or controls a majority of our outstanding voting power, General Atlantic will have the ability to exercise substantial control over all corporate actions requiring stockholder approval, irrespective of how our other stockholders may vote, including:

•	the election and removal of directors and the size of our board of directors;

•	any amendment of our articles of incorporation or bylaws; or

•	the approval of mergers and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, ownership of our shares by General Atlantic may also adversely affect the trading price for our common stock to the extent investors perceive disadvantages in owning shares of a company with a controlling stockholder. For example, the concentration of ownership held by General Atlantic could delay, defer, or prevent a change in control of our company or impede a merger, takeover, or other business combination which may otherwise be favorable for us. In addition, directors appointed by General Atlantic currently comprise a majority of the members of our board of directors. General Atlantic is also in the business of making investments in companies and may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Some of the companies in which General Atlantic invests may compete with us. General Atlantic may acquire or seek to acquire assets complementary to our business that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue, and as a result, the interests of General Atlantic may not coincide with the interests of our other stockholders. So long as General Atlantic continues to directly or indirectly own a significant amount of our equity, even if such amount is less than 50%, General Atlantic will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, General Atlantic will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

We may utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. After we cease to be a “controlled company,” we will be required to comply with the above referenced requirements within one year.

Anti-takeover provisions contained in our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation (the “Amended Charter”) and our amended and restated bylaws (“Amended Bylaws”) will contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our Bylaws without obtaining stockholder approval;

•

the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our Amended Bylaws or to repeal certain provisions of our Amended Charter, including anti-takeover provisions related to our classified board of directors, voting in the election of directors, rights to fill board vacancies, the ability of our board of directors to alter our Amended Bylaws without stockholder approval, the inability of stockholders to act by written consent, the exclusive right of the board of directors to call special meetings of stockholders, liability and indemnification of directors, officers and certain other employees, and choice of forum, and the required stockholder vote to amend the foregoing provisions of our Amended Charter, as described under “Description of capital stock—Anti-takeover effects of Delaware law and our Amended Charter and Amended Bylaws.”

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

These and other provisions in our certificate of incorporation and our bylaws and under Delaware law could discourage potential takeover attempts, reduce the price investors might be willing to pay in the future for shares of our common stock, and result in the market price of our common stock being lower than it would be without these provisions. For more information, see “Description of capital stock—Anti-takeover effects of Delaware law and our Amended Charter and Amended Bylaws.”

Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors, or other constituents (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”) or of our certificate of incorporation or our bylaws, or (iv) any action asserting a claim related to or involving the Company that is governed by the internal affairs doctrine. The exclusive forum provision provides that it will not apply to claims arising under the Securities Act of 1933, as amended, (the “Securities Act”), the Exchange Act or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of our certificate of incorporation described above. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, other employees or stockholders, which may discourage such lawsuits against us and our directors, officers, other employees or stockholders. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings. If a court were to find the exclusive choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma as adjusted net tangible book value (deficit) per share as of                and an initial public offering price of $                per share, we expect that purchasers of our common stock in this offering will experience an immediate and substantial dilution of $                per share, or $                per share if the underwriters exercise their option to purchase additional shares in full, representing the difference between our pro forma as adjusted net tangible book value (deficit) per share and the initial public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After the completion of this offering, we will have                shares of common stock authorized but unissued. Our certificate of incorporation will authorize us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. At the closing of this offering, we will have approximately                options outstanding, which are exercisable into approximately                shares of common stock. We have reserved approximately                shares for future grant under our 2021 Plan. See “Executive and director compensation—Incentive award plans.” Any common stock that we issue, including under our 2021 Plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price.

After the completion of this offering and the use of proceeds therefrom, we will have                shares of common stock. The number of outstanding shares of common stock includes                shares beneficially owned by General Atlantic and certain of our employees, that are “restricted securities,” as defined under Rule 144 under the Securities Act, and eligible for sale in the public market subject to the requirements of Rule 144. We, each of our officers and directors, General Atlantic and all of our other existing stockholders have agreed that (subject to certain exceptions), for a period of                days after the date of this prospectus, we and they will not, without the prior written consent of certain underwriters, dispose of any shares of common stock or any securities convertible into or exchangeable for our common stock. See “Underwriting.” Following the expiration of the applicable lock-up period, all of the issued and outstanding shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding periods, and other limitations of Rule 144. The underwriters may, in their sole discretion, release all or any portion of the shares subject to lock-up agreements at any time and for any reason. In addition,                certain of our 5% shareholders, Robert P. Bennett, our Chief Executive Officer and a director, and certain other stockholders have certain rights to require us to register the sale of common stock held by such stockholders, including in connection with underwritten offerings. Sales of significant amounts of stock in the public market upon expiration of lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. See “Shares eligible for future sale” for a discussion of the shares of common stock that may be sold into the public market in the future.

There has been no prior public market for our common stock and there can be no assurances that a viable public market for our common stock will develop or be sustained.

Prior to this offering, no public market for our shares of common stock existed and an active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters, which may not be indicative of prices that will prevail in the trading market. The price of our common stock in any such market may be higher or lower than the price that you pay in this offering. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering.

The initial public offering price was determined by negotiations between us and representatives of the underwriters, based on numerous factors which we discuss in “Underwriters,” and may not be indicative of the market price of our common stock after this offering. If you purchase our common stock, you may not be able to resell those shares at or above the initial public offering price.

We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our Credit Facilities contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on us and our ability to pay dividends and make other restricted payments. As a result, any return to stockholders will be limited to any appreciation in the value of our common stock, which is not certain. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend policy.”

If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company issues adverse or misleading research or reports regarding us, our business model, our stock performance or our market, or if our operating results do not meet their expectations, our stock price could decline.

We may issue preferred securities, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred securities having such designations, preferences, limitations, and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred securities could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred securities the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred securities could affect the residual value of the common stock.

General risk factors

The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the listing standards of the NYSE, and other applicable securities rules and regulations. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems, and resources. Furthermore, several members of our management team do not have prior experience in running a public company. For example, the Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, financial condition, and results of operations. Although we have already hired additional employees to assist us in complying with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our operating expenses. In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest substantial resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from business operations to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company that is subject to these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly members who can serve on our audit committee and compensation committee, and qualified executive officers. As a result of the disclosure obligations required of a public company, our business and financial condition will become more visible, which may result in an increased risk of threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, and results of operations would be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, would divert the resources of our management and harm our business, financial condition, and results of operations.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

GAAP is subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. The accounting for our business is complicated, particularly in the area of revenue recognition, and is subject to change based on the evolution of our business model, interpretations of relevant accounting principles, enforcement of existing or new regulations, and changes in SEC or other agency policies, rules, regulations, and interpretations of accounting regulations. Changes to our business model and accounting methods, principles, or interpretations could result in changes to our consolidated financial statements, including changes in revenue and expenses in any period, or in certain categories of revenue and expenses moving to different periods, may result in materially different financial results, and may require that we change how we process, analyze, and report financial information and our financial reporting controls.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of expenses during the reporting periods. We base our estimates on historical experience, known trends and other market-specific or other relevant factors that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s discussion and analysis of financial condition and results of operations—Critical accounting policies and estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses. Significant estimates and judgments involve: revenue recognition, valuation of goodwill and intangible assets, valuation of contingent consideration liabilities, and the valuation of common stock/shares and equity-based awards. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Use of proceeds

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $            million, based upon an initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in this offering in full, we estimate that our net proceeds will be approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds that we receive from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of our common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $             million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. As of the date of this prospectus, we do not have a specific plan for the net proceeds to us from this offering. However, we currently intend to use the net proceeds from this offering for general corporate purposes, including to fund our growth, technology development, working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire complementary businesses, products, services, or technologies; however, we do not have agreements or commitments for any material acquisitions or investments at this time. We will have broad discretion in the way that we use the net proceeds of this offering.

This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. Our management will have broad discretion over the use of the net proceeds from this offering, and our investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

Pending the use of the net proceeds from this offering as described above, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

Dividend policy

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Furthermore, because we do not conduct any business operations of our own, our ability to pay cash dividends on our common stock depends on receipt of cash distributions and dividends from our other direct and indirect subsidiaries. Our ability to pay dividends may be restricted by the terms of the Credit Facilities, any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of capital stock” and “Description of indebtedness.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our current and future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk factors—Risks related to this offering and ownership of our common stock—We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.”

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020 on:

•	an actual basis;

•	on a pro forma basis to give effect to the Corporate Conversion; and

•

on a pro forma as adjusted basis to give further effect to our issuance and sale of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the sections titled “Summary consolidated financial and operating information,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The pro forma as adjusted information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	As of December 31, 2020
(in thousands, except share and per share amounts)	Actual	Pro forma	Pro forma as adjusted(1)
Cash and cash equivalents	$29,350	$	$

Long-term debt (including current portion)(2):
Term Loan Facility(3)	$110,200	$	$
Revolving Loan Facility(3)	—

Total long-term debt	$110,200	$	$

Members’/stockholders’ equity (deficit):
Class A-1 common shares, no par value; 32,403,146 shares issued and outstanding/authorized, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	293,286
Class A-2 common shares, no par value; 15,087,449 shares issued and outstanding/authorized, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	136,559
Class A-3 common shares, no par value; 1,670,310 shares issued and outstanding/authorized, actual; no shares issued or outstanding, pro forma and pro forma as adjusted	19,956
Preferred stock, par value $ per share; no shares authorized, shares issued and outstanding, actual; shares authorized and no shares issued and outstanding, pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—
Common stock, par value $ per share; no shares authorized, shares issued and outstanding, actual; shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	—
Accumulated members’/stockholders’ deficit	(21,141)

Total members’/stockholders’ equity (deficit)	428,660

Total capitalization	$538,860	$	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the number of shares of our common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of 1.0 million shares of our common stock offered by us would increase or decrease, as applicable, each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $ million, assuming that the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions.

(2)	See “Description of Indebtedness” for a description of our currently outstanding indebtedness.

(3)	Net of $1.5 million of debt issuance costs for the Term Loan Facility. We have not drawn upon the Revolving Credit Facility, although $2.1 million has been pledged against the Revolving Credit Facility in the form of a line of credit, reducing our borrowing capacity.

The number of shares of our common stock to be outstanding after this offering reflected in the table above is based on     shares of our common stock outstanding as of December 31, 2020 and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of under our LLC Option Plan, at a weighted average exercise price of $ per share;

•

             shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Plan; and

•

             shares of our common stock reserved for future issuance under our ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and number of shares of our common stock outstanding would be $             million, $         million, $             million and            , respectively.

Dilution

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Pro forma net tangible book value per share represents the book value of our tangible assets less the book value of our total liabilities divided by the number of shares of common stock then issued and outstanding after giving effect to the Corporate Conversion.

The historical net tangible book value as of December 31, 2020 was $                 or, $                 per LLC Share. Historical net tangible book value per LLC Share represents the amounts of our tangible assets less total liabilities, divided by the total number of LLC Shares outstanding as of December 31, 2020. On a pro forma basis, after giving effect to the Corporate Conversion, our pro forma net tangible book value as of December 31, 2020 was $                 million, or $                 per share, based on                  shares of our common stock outstanding after the Corporate Conversion. After giving effect to our sale of                  shares of common stock in this offering at an assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2020 would have been approximately $                 million, or approximately $                 per share. This amount represents an immediate and substantial dilution of $                 per share to new investors purchasing common stock in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value per LLC Share as of December 31, 2020	$
Pro forma net tangible book value per share as of December 31, 2020 before this offering

Increase in the pro forma net tangible book value per share attributable to this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by approximately $                , and dilution in pro forma as adjusted net tangible book value per share to new investors by approximately $                , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions. An increase of 1.0 million shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by $                per share and decrease the dilution to new investors purchasing common stock in this offering to $                per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions. A decrease of 1.0 million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by $                per share and increase the dilution to new investors purchasing common stock in this offering to $                per share, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $                million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their option to purchase additional shares of our common stock in full, the pro forma as adjusted net tangible book value after this offering would be $                per share, and the dilution to new investors would be $                per share, in each case assuming an initial public offering price of $                per share, in which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

The following table summarizes on the pro forma as adjusted basis described above, as of December 31, 2020, the difference between the number of shares of common stock purchased from us, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and new investors in this offering at an assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares of common stock purchased		Total consideration		Average price per share of common stock
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

If the underwriters exercise their option to purchase additional shares of our common stock in full, the percentage of shares of common stock held by existing stockholders will decrease to approximately    % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to                , or approximately    % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations are based on                  shares of our common stock outstanding as of December 31, 2020, after giving effect to the Corporate Conversion, and excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of under our LLC Option Plan, at a weighted average exercise price of $ per share;

•

                 shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the 2021 Plan; and

•

                 shares of our common stock reserved for future issuance under our ESPP, which will become effective on the day prior to the first public trading date of our common stock, as well as any future increases in the number of shares of our common stock reserved for issuance under the ESPP.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name EngageSmart, LLC. Prior to the closing of this offering, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to EngageSmart, Inc. In order to consummate the Corporate Conversion, a certificate of conversion will be filed with the Secretary of State of the State of Delaware. In this prospectus, we refer to all transactions related to our conversion to a corporation as the Corporate Conversion.

In conjunction with the Corporate Conversion, all of our LLC Shares will be converted into an aggregate of                shares of our common stock, and holders of LLC Shares will become holders of shares of common stock of EngageSmart, Inc. The number of shares of common stock issuable in connection with the Corporate Conversion will be determined pursuant to the applicable provisions of the plan of conversion.

In connection with the Corporate Conversion, EngageSmart, Inc. will continue to hold all property and assets of EngageSmart, LLC and will assume all of the debts and obligations of EngageSmart, LLC. EngageSmart, Inc. will be governed by a certificate of incorporation filed with the Secretary of State of the State of Delaware and bylaws, the material portions of which are described under the heading “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of EngageSmart, LLC will become the members of EngageSmart, Inc.’s board of directors, and the officers of EngageSmart, LLC will become the officers of EngageSmart, Inc.

References in this prospectus to our capitalization and other matters pertaining to our equity prior to the Corporate Conversion relate to the capitalization and equity of EngageSmart, LLC, and after the Corporate Conversion, to EngageSmart, Inc. The consolidated financial statements included elsewhere in this prospectus are those of EngageSmart, LLC and its consolidated subsidiaries. We expect that the Corporate Conversion will not have a material effect on our consolidated financial statements.

The purpose of the Corporate Conversion is to reorganize our structure so that the entity that is offering our common stock to the public in this offering is a Delaware corporation rather than a Delaware limited liability company, and so that our existing investors will own our common stock rather than equity interests in a limited liability company.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the section titled “Summary consolidated financial and operating information” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements, such as those relating to our plans, objectives, expectations, intentions, and beliefs, which involve risks and uncertainties. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Cautionary note regarding forward-looking statements” and “Risk factors” included elsewhere in this prospectus.

Overview

We are a leading provider of vertically-tailored customer engagement software and integrated payments capabilities based on number of customers. We offer single instance, multi-tenant true SaaS vertical solutions that are designed to simplify our customers’ engagement with their clients by driving digital adoption and self-service. As of May 31, 2021, we served over 67,000 customers in the SMB Solutions segment and over 3,000 customers in the Enterprise Solutions segment across five core verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. Our SaaS solutions are purpose-built for each vertical we serve and they simplify and automate mission-critical workflows such as scheduling, client onboarding, client communication, paperless billing, and electronic payment processing. In 2020, we estimate over 26 million consumers interacted with an EngageSmart solution. Our solutions transform our customers’ digital engagement and empower them to manage, improve, and grow their businesses.

Our vertically-tailored solutions include software and payment tools that automate mission-critical business workflows for customers across our verticals. Our value proposition is focused on transforming our customers’ digital engagement through four core SaaS solutions, including:

•

SimplePractice.    An end-to-end practice management and EHR platform that health and wellness professionals use to manage their practices. SimplePractice serves clinicians, who are our customers, throughout their career journey, allowing them to manage their practice development from licensure to private practice. SimplePractice optimizes and enhances the customer and their clients’ experience by enabling customers to engage with their clients across both virtual and in-person settings, schedule appointments, document cases, and handle all aspects of billing and insurance processing on one integrated platform. In 2020, SimplePractice helped its customers manage and see 3.9 million patients and over 44 million appointments were scheduled through SimplePractice’s platform. Our platform also helps our customers build and grow their practices through the use of our online marketplace, Monarch, and other practice marketing solutions such as our integrated professional website builder. Through SimplePractice Learning, we help our customers grow as professionals through high quality, on-demand video continuing education courses created by experts across the health and wellness fields.

•

InvoiceCloud.    An electronic bill presentment and payment solution that helps our Government, Utility, and Financial Services customers digitize billing, client communications, and collections. We believe InvoiceCloud drives superior client digital adoption, which increases engagement and drives operational efficiency for our customers.

•	HealthPay24. A patient engagement and payment platform that helps health systems, physician groups, dental practices, and medical billers efficiently drive patient self-pay collections.

•

DonorDrive.    A fundraising software platform that helps non-profits, healthcare organizations, and higher education institutions produce virtual events, launch branded donation campaigns, and create peer-to-peer fundraising experiences.

Since inception, we have been focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion by driving digital adoption, winning new customers, launching new products, expanding into new verticals, and pursuing select strategic acquisitions.

Our success in helping our customers simplify, streamline, and grow their businesses has allowed us to achieve significant growth. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we generated revenue of $8.2 million, $74.3 million and $146.6 million, respectively. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we had total net loss of $39.1 million, $14.5 million and $6.7 million, respectively. Our Adjusted EBITDA was $(0.1) million for the Predecessor 2019 Period, $4.5 million for the Successor 2019 Period, and $22.0 million for the year ended December 31, 2020. See “Prospectus summary—Summary consolidated financial and operating information—Key business metric and non-GAAP financial measures” for a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our business segments

We have two reportable segments, Enterprise Solutions and SMB Solutions, which we organize by our go-to-market strategy as outlined in “Business—Our go-to-market strategy.” The chief operating decision maker (the “CODM”), which is our chief executive officer, evaluates segment operating performance using revenue and Adjusted EBITDA from reportable segments to make resource allocation decisions and evaluate segment performance.

•

Enterprise Solutions.    The Enterprise Solutions segment is primarily engaged in providing SaaS solutions that simplify customer-client engagement primarily through electronic billing and digital payments. Enterprise solutions are built to address the unique needs of specific verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. For our Enterprise Solutions segment, we integrate directly with our customers’ back-end core systems and go to market with a partner-assisted direct sales model. We generate a significant majority of our revenue in this segment from transaction and usage-based revenue. For the year ended December 31, 2020, this segment generated 57% of revenue.

•

SMB Solutions.    The SMB Solutions segment is primarily engaged in providing end-to-end practice management solutions geared toward the Health & Wellness industry. For our SMB Solutions segment, we primarily rely on a free-trial to paid customer sales model. For the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, we converted 41.9%, 42.9% and 34.8% of trial users to paid customers. We generate interest for our offerings in our SMB Solutions segment through a combination of search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. We generate a significant majority of our revenue in this segment from subscription revenue. For the year ended December 31, 2020, this segment generated 43% of revenue.

Our revenue model

We sell our solutions through an efficient and diversified go-to-market strategy that includes digital marketing, direct sales, and strategic partnerships. In our SMB Solutions segment, our SimplePractice solution is primarily distributed through inbound interest resulting from search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. In our Enterprise Solutions segment, InvoiceCloud, HealthPay24, and DonorDrive, we go-to-market with a direct sales force, often in conjunction with strategic partners, such as back-end software providers, that provide lead generation and selling support. Our Enterprise products integrate directly with our customers’ back-end core systems, and we have over 300 unique integrations to customer billing and client management systems. These channel partnerships and deep integrations provide us greater reach into our vertical markets with pre-qualified leads that drive highly efficient sales processes and result in longer-term customer relationships.

We primarily generate two types of revenue: (i) subscription revenue and (ii) transaction and usage-based revenue.

•	Subscription revenue. Generally consists of recurring monthly SaaS subscriptions from the sale of our solutions.

•

Transaction and usage-based revenue.    Generally based on the number of Transactions Processed or the dollar value of the Transactions Processed within our software solutions, which is paid to us by our customers, our customers’ clients, or a combination of both. For our transaction and usage-based revenue that is derived from the facilitation of payment processing, in general, we receive more revenue for card-based payments than for electronic check and ACH payments. See “Risk factors—Risks related to our business and industry—Our revenue is sensitive to shifts in payment methods.”

Our goal is to drive digital adoption of our software solutions, and our transaction and usage-based revenue aligns our success with our customers’ success. The more our customers and their clients accelerate digital adoption, the more our revenue increases. Our ability to grow with our customers is best demonstrated by our dollar-based net retention rate. As of December 31, 2019 and 2020, our dollar-based net retention rate was 115% and 124%, respectively. In addition, no single customer represented more than 2% of our revenue for the year ended December 31, 2020.

Impact of COVID-19 on our business

Our customers and partners were impacted and will continue to be impacted by the COVID-19 pandemic, which ultimately affects our business operations and results. The impact of COVID-19 differed across the verticals we serve. For our SMB Solutions segment, clinicians accelerated adoption of our practice management software as they transitioned to virtual healthcare. Our pre-built features such as telehealth, online scheduling, AutoPay, and secure messaging proved to be invaluable to our customers. For our Enterprise Solutions segment, COVID-19 accelerated adoption of our online and automatic payment features, and we were able to provide customers the digital engagement and electronic payment capabilities they needed to serve their clients. On the other hand, certain solutions experienced a slowdown in usage. For example, elective procedures and nonessential hospital visits were delayed or canceled, and charities and nonprofits were unable to host large, in-person events given shelter-in-place policies. These headwinds were partially offset by our ability to offer digital engagement, such as virtual fundraising and online donations, which enabled our customers to continue hosting events.

The full extent to which the COVID-19 pandemic will directly or indirectly impact our business, results of operations, cash flows, and financial condition will depend on future developments that are highly uncertain and cannot be accurately predicted. Given the evolving nature of COVID-19, we will continue to closely monitor the pandemic’s impact on both the verticals we serve and our business specifically. We will continue to prioritize the safety of our employees, customers, their clients and communities in which we operate. See “Risk factors—Risks related to our business and industry—The COVID-19 pandemic could have a material adverse impact on our employees, customers, partners, clients and other key stakeholders, which could materially and adversely impact our business, operating results and financial condition.”

Key factors affecting our performance

We believe the growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address in order to sustain our growth.

Acquiring new customers

Sustaining continued revenue growth relies on the adoption of our solutions by new customers. Our verticals are large, underpenetrated, and generally non-cyclical with significant whitespace, low digital adoption, and growing usage of software and payments. We believe there is a significant opportunity to attract new customers with our current offerings in the verticals we operate. We plan to continue winning new customers by investing in our salesforce and digital marketing, improving the awareness of our brands and solutions, and building new partnerships and integrations. We intend to continue winning market share by driving product leadership and digital adoption for our customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value (“LTV”) of newly-acquired customers to our customer acquisition costs (“CAC”) to provide an “LTV:CAC” ratio. We calculate LTV as the (i) average revenue per customer, multiplied by (ii) our gross margin adjusted for implementation expenses and expenses that are non-cash or one-time in nature, including stock/equity-based compensation costs, amortization of intangibles and acquisition related expenses, less (iii) average fees paid to third-party channel partners per customer, multiplied by (iv) the fraction that is one divided by the annual rate that customers churn. We calculate CAC as (i) our adjusted sales and marketing expense, which excludes fees paid to third-party channel partners and expenses that are non-cash or one-time in nature, including stock/equity-based compensation costs amortization of intangibles and acquisition-related expenses, plus (ii) implementation expenses, divided by (iii) the number of new customers added during the period. For the years ended December 31, 2019 and 2020, our LTV:CAC ratio exceeded 11x. Our ability to add new customers will depend on a number of factors, including the effectiveness of our marketing efforts, satisfaction of our customers, pricing and effectiveness of our products, and the offerings of our competitors.

Increasing revenue from existing customers

Our base of existing customers represents an opportunity for further revenue expansion. We grow with our existing customers in two ways: adding product features and functionalities to our solutions, and continuing to drive digital adoption of our existing solutions. With SimplePractice, we have a successful track record of building out a complete ecosystem for health and wellness clinicians that extends beyond practice management to professional websites, learning opportunities, digital content, and marketplace products. With InvoiceCloud, driving digital adoption enables us to capture more electronic bill payments and generate more transaction and usage-based revenue. With each of our customers’ clients who migrate from paper to electronic payments, our revenue increases.

We have a history of growing with our customers over time. The chart below illustrates the revenue generated within a given cohort over the years presented. Each cohort represents customers from which we received revenue for the first time in a given year. For example, the 2018 cohort represents customers who generated revenue for us for the first time at any point between January 1, 2018 and December 31, 2018. Because of the timing of acquisitions and the availability of comparable data, this chart excludes revenue from select recent acquisitions, which represented less than 15% of our revenue for the year ended December 31, 2020. We have seen significant expansion across all of our cohorts. We expect cohort revenue will fluctuate from one period to another depending on, among other factors, our ability to increase revenue generated by the customers within a given cohort and other changes to solutions we sell to such customers. While we believe these cohorts are a fair representation of our overall customer base, there is no assurance that they will be representative of any future group of customers or periods.

Revenue by cohort

Our ability to grow with and create value for our existing customers underpins our dollar-based net retention rate. As of December 31, 2019 and 2020, our dollar-based net retention rate was 115% and 124%, respectively. We calculate our dollar-based net retention rate as of the end of the period indicated by using (a) the revenue from all customers during the twelve months ending one year prior to such period as the denominator and (b) the revenue from all remaining customers during the twelve months ending as of the end of such period minus the revenue from all customers who are new customers during those twelve months as the numerator. We define new customers as customers with whom we have generated less than twelve months of revenue. Acquired businesses are reflected in our dollar-based net retention rate beginning one year following the date of acquisition. While we have maintained this high dollar-based net retention over the past two years, this number may decrease over time as our customer base matures.

Our ability to increase sales to our existing customers will depend on a number of factors, including our customers’ satisfaction with our solution, pricing, competition, and overall changes in customer spending. Even if our customers expand their usage of our solutions, we cannot guarantee that they will maintain those usage levels for any meaningful period of time.

Expanding our product offerings

We will continue to invest in our solutions and introduce new products and features to drive adoption and increase penetration in our verticals, Health & Wellness, Government, Utilities, Financial Services, and Giving. In order to maintain our product leadership, we continue to invest in new products and develop the tools and features that customers need to win in the marketplace. We actively solicit our customers’ feedback in order to build products that best fit their business needs. These insights enable us to continually assess opportunities to develop or enhance our products to further expand market share, drive customer stickiness, and fuel growth for our business. We may expend significant resources in the development of additional products and features. Our ability to successfully develop and monetize new products and features may depend on a number of factors, including the availability of capital to invest in innovation, the effectiveness of our marketing efforts, competition, pricing, and our customers’ satisfaction and spending.

Expanding into new verticals

We intend to expand into new verticals and sub-verticals with a particular focus on those with low digital adoption and growing usage of software and payments. We think these underpenetrated markets provide an attractive whitespace opportunity to introduce our products and drive adoption. With many verticals in the early stages of their digital adoption, we are well positioned to capitalize on what we believe is an exciting growth trajectory in these untapped markets. Our ability to successfully enter new verticals or sub-verticals could be contingent on a number of factors, such as the availability of capital to invest in innovation or acquisitions, the effectiveness of our marketing efforts, competition, pricing, and our customers’ satisfaction and spending.

Pursuing strategic acquisitions to expand our reach

Strategic acquisitions enable us to complement our existing solutions and increase the value proposition we deliver to our customers. For example, we may pursue acquisitions that we believe will help us expand within existing or new industry verticals or enter new markets. We plan to pursue strategic acquisitions that meet our strict criteria and provide value for current and potential customers. We believe the combination of our market leadership and deep industry expertise creates a competitive advantage in pursuing select acquisitions. We may be required to expend significant resources in the pursuit of acquisitions and investments.

Key business metric and non-GAAP financial measures

We review the following key business metric and non-GAAP financial measures to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Accordingly, we believe our key business metric and non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management team. Our key business metric and non-GAAP financial measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled metrics or measures presented by other companies.

Transactions processed refers to the number of accepted payment transactions, such as credit card and debit card transactions, ACH payments, emerging electronic payments, other communication, text messaging and interactive voice response transactions, and other payment transaction types, which are facilitated through our platform during a given period. We believe Transactions Processed is a useful key business metric for investors because it directly correlates with transaction and usage-based revenue. We use Transactions Processed to evaluate changes in transaction and usage-based revenue over time.

	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Transactions Processed (in millions)	5.4	48.0	79.4

The increase in Transactions Processed from 2019 to 2020 was driven by the addition of new customers and increased transactions from our existing customers due to an increase in digital adoption among existing customers.

Adjusted EBITDA and Adjusted EBITDA Margin

We define Adjusted EBITDA as net loss excluding interest expense, net; provision (benefit) for income taxes; depreciation; and amortization of intangible assets, as further adjusted for acquisition-related expenses, fair value adjustment of acquired deferred revenue, stock/equity-based compensation, and restructuring charges. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue plus the fair value adjustment of acquired deferred revenue. We believe that Adjusted EBITDA and Adjusted EBITDA Margin, when taken collectively with our GAAP results, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. For more information about how we use Adjusted EBITDA and Adjusted EBITDA Margin in our business, the limitations of these measures, and a reconciliation of Adjusted EBITDA and Adjusted EBITDA Margin to net loss, the most directly comparable GAAP measure, please see the section titled “Prospectus summary—Summary consolidated financial and operating information—Key business metric and non-GAAP financial measures.”

(in thousands, except percentages)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Net loss	$(39,135)	$(14,463)	$(6,678)
Adjusted EBITDA	$(59)	$4,531	$22,039
Adjusted EBITDA Margin	(0.7)%	5.9%	15.0%

Adjusted Gross Profit and Adjusted Gross Margin

We define Adjusted Gross Profit as gross profit as adjusted for fair value adjustment of acquired deferred revenue, depreciation, amortization, stock-based compensation, and acquisition-related expenses. We define Adjusted Gross Margin as Adjusted Gross Profit divided by revenue plus the fair value adjustment of acquired deferred revenue. We believe that Adjusted Gross Profit and Adjusted Gross Margin, when taken collectively with our GAAP results, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results. For more information about how we use Adjusted Gross Profit and Adjusted Gross Margin in our business, the limitations of these measures, and a reconciliation of Adjusted Gross Profit and Adjusted Gross Margin to gross profit, the most directly comparable GAAP measure, please see the section titled “Prospectus summary—Summary consolidated financial and operating information—Key business metric and non-GAAP financial measures.”

(in thousands, except percentages)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Gross profit	$4,676	$52,915	$108,964
Adjusted Gross Profit	$6,327	$60,836	$116,404
Adjusted Gross Margin	77.6%	79.1%	79.1%

Acquisitions

In addition to our organic growth, we have grown through acquisitions that have expanded our presence in current markets or facilitated our entry into new markets. Below is a summary of key recent acquisitions.

Payment Service Network, Inc.

On January 2, 2020, the Company acquired 100% of the outstanding equity interests of Payment Service Network, Inc. (“PSN”), a SaaS electronic billing and payment provider that provides online billing and end-user communication across multiple industries, including utilities and municipalities. PSN was acquired for total consideration of $24.6 million, comprised of a net cash payment of $20.2 million, a working capital adjustment of $0.1 million owed to the Company, and contingent consideration of $4.4 million representing the fair value of potential payments to the former shareholders of PSN. The results of operations attributable to PSN are contained within the Enterprise Solutions segment.

Track Your Hours, LLC

On April 3, 2020, the Company acquired 100% of the outstanding equity interests of Track Your Hours, LLC (“TYH”), a leading provider of software for tracking progress and hours for students and trainees who are in the process of obtaining their licensure as marriage and family therapists, licensed clinical social workers, and licensed professional clinical counselors. TYH was acquired for total consideration of $5.5 million, comprised of $5.3 million of cash paid, net of cash acquired, and contingent consideration with a fair market value of $0.2 million at the time of the acquisition. The results of operations attributable to TYH are contained within the SMB Solutions segment.

Components of results of operations

Revenue

We generate revenue primarily from providing access to our SaaS solutions via subscription and transaction and usage-based fees for services provided through such solutions. To a lesser extent, we also generate revenue from the sale of implementation and other SaaS solutions, and the sale of hardware.

Cost of revenue

Cost of revenue primarily consists of hosting and data storage costs associated with infrastructure and platform environments, certain variable transaction related costs, personnel-related expenses for our customer support and operations teams, and amortization of intangible assets related to acquired technologies. We expect that cost of revenue will increase in absolute dollars, but it may fluctuate as a percentage of revenue from period to period as we continue to invest in growing our business across our segments.

Operating expenses

General and administrative

General and administrative expenses consist primarily of personnel-related expenses, professional fees, non-income tax-related expenses and acquisition-related costs. We expect to incur additional general and administrative expenses as a result of operating as a public company and to support the anticipated growth of our business. We expect that general and administrative expenses will increase, but they may fluctuate as a percentage of revenue from period to period. Over the longer term, we expect general and administrative expenses to decrease as a percentage of revenue as we leverage the scale of our business.

Selling and marketing

Selling and marketing expenses consist primarily of personnel-related expenses, inclusive of sales commission expense, fees paid to third-party partners and costs to market and promote our solutions through advertisements and marketing events. We expect our selling and marketing expense to increase in absolute dollars as we continue to invest in new customer acquisition and retention efforts, but they may fluctuate as a percentage of revenue from period to period.

Research and development

Research and development expenses consist primarily of personnel-related expenses, third-party consulting costs, and software tools associated with developing new products and features or enhancing existing products. Costs associated with developing new products and features that qualify as internal use software are capitalized and amortized. We expect our research and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of revenue from period to period as we expand our research and development team to develop new products and enhance existing products.

Contingent consideration net (benefit) expense

Contingent consideration net (benefit) expense consists of increases or decreases in the fair value of our contingent consideration liabilities. We remeasure the fair value of potential future payments based upon the achievement levels of remaining targets at each subsequent reporting period until the contingent liabilities are settled or have expired.

Restructuring charges

Restructuring charges consist of charges related to our restructuring efforts associated with relocating certain operations. Refer to Note 15—Restructuring to our consolidated financial statements included elsewhere in the prospectus for additional information.

Amortization of intangible assets

Amortization of intangible assets, within operating expenses, consists primarily of amortization of customer relationships and tradenames assets acquired as part of a business combination. We amortize acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.

Other income (expense)

Interest expense

Interest expense consists of interest expense on our outstanding debt.

Results of operations

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in the prospectus. The results of operations discussion below compare the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020. We believe that this comparison presented below provides the most meaningful supplemental discussion of our 2019 and 2020 results of operations for potential investors. However, due to the application of acquisition accounting as of February 11, 2019, the results of operations for the Successor 2019 Period are not fully comparable to those of the Predecessor 2019 Period and for the year ended December 31, 2020. Specifically, the application of acquisition accounting resulted in a reduction of deferred revenue, as well as an increase in intangible asset amortization in the Successor 2019 Period and the year ended December 31, 2020. Additionally, the Predecessor 2019 Period contains significant acquisition-related expenses associated with the InvoiceCloud Acquisition that were not present within the Successor Period or the year ended December 31, 2020. Acquisition-related expenses associated with the InvoiceCloud Acquisition for the Predecessor 2019 Period recorded within cost of revenue, general and administrative, selling and marketing and research and development expenses totaled $1.6 million, $22.4 million, $3.1 million and $9.0 million, respectively. The following tables set forth our results of operations for the periods presented in dollars and as a percentage of revenue:

	Predecessor 2019 Period		Successor 2019 Period		Year ended December 31, 2020
(in thousands, except percentages)	Dollars	% of revenue	Dollars	% of revenue	Dollars	% of revenue
Revenue	$8,151	100.0%	$74,281	100.0%	$146,557	100.0%
Cost of revenue	3,475	42.6%	21,366	28.8%	37,593	25.7%

Gross profit	4,676	57.4%	52,915	71.2%	108,964	74.3%

Operating expenses:
General and administrative	25,584	313.9%	15,657	21.1%	26,866	18.3%
Selling and marketing	6,221	76.3%	29,282	39.4%	48,581	33.1%
Research and development	11,140	136.7%	12,583	16.9%	20,788	14.2%
Contingent consideration net (benefit) expense	—	—	(212)	(0.3)%	257	0.2%
Restructuring charges	—	—	—	—	2,434	1.7%
Amortization of intangible assets	226	2.8%	7,508	10.1%	9,390	6.4%

Total operating expenses	43,171	529.6%	64,818	87.3%	108,316	73.9%

(Loss) income from operations	(38,495)	(472.3)%	(11,903)	(16.0)%	648	0.4%

Other income (expense):
Interest expense	(592)	(7.3)%	(7,206)	(9.7)%	(9,908)	(6.8)%
Other (expense) income, net	(8)	(0.1)%	4	0.0%	(44)	0.0%

Total other expense, net	(600)	(7.4)%	(7,202)	(9.7)%	(9,952)	(6.8)%

Loss before income taxes	(39,095)	(479.6)%	(19,105)	(25.7)%	(9,304)	(6.3)%
Provision (benefit) from income taxes	40	0.5%	(4,642)	(6.2)%	(2,626)	(1.8)%

Net loss	$(39,135)	(480.1%)	$(14,463)	(19.5)%	$(6,678)	(4.6)%

Comparison of the Predecessor 2019 Period and Successor 2019 Period to the year ended December 31, 2020

Revenue

Revenue was $8.2 million for the Predecessor 2019 Period, $74.3 million for the Successor 2019 Period and $146.6 million for the year ended December 31, 2020. The increase in revenue is due to (i) an increase in customers from 35,767 as of December 31, 2019 to 60,420 (of which 1,132 are attributable to acquisitions) as of December 31, 2020 primarily attributable to our SMB Solutions segment, (ii) an increase in Transactions Processed from 5.4 million in the Predecessor 2019 Period and 48.0 million in the Successor 2019 Period to 79.4 million (of which 10.0 million are attributable to acquisitions) for the year ended December 31, 2020 driven by our Enterprise

Solutions segment, and to a lesser extent our SMB Solutions segment and (iii) the revenue contribution of $11.5 million associated with the acquisitions of PSN and TYH during the year ended December 31, 2020. The growth in customers and number of Transactions Processed was accelerated as a result of the COVID-19 pandemic as customers demanded certain digital options and features offered by our solutions.

Cost of revenue

Cost of revenue was $3.5 million for the Predecessor 2019 Period, $21.4 million for the Successor 2019 Period and $37.6 million for the year ended December 31, 2020. The increase in cost of revenue primarily relates to an increase in personnel-related costs, particularly for customer support, associated with headcount growth needed to sustain the increased demand for our solutions from $1.0 million in Predecessor 2019 Period and $8.7 million in Successor 2019 Period to $16.3 million for the year ended December 31, 2020. Amortization of intangible assets increased in the Successor periods, due to developed technology intangible assets acquired as part of the InvoiceCloud Acquisition, from $5.0 million in Successor 2019 Period to $6.1 million for the year ended December 31, 2020. There was also an increase in certain variable transaction related costs and, to a lesser extent, in hosting costs as a result of the increase in revenue due to higher usage of our solutions.

General and administrative expenses

General and administrative expenses were $25.6 million for the Predecessor 2019 Period, $15.7 million for the Successor 2019 Period and $26.9 million for the year ended December 31, 2020. In the Predecessor 2019 Period, we incurred $22.4 million of acquisition-related expenses associated with the InvoiceCloud Acquisition. Excluding these non-recurring acquisition-related expenses, general and administrative expenses increased primarily due to an increase in personnel-related costs associated with additional headcount to support our overall growth from $2.3 million in Predecessor 2019 Period and $9.2 million in Successor 2019 Period to $15.8 million for the year ended December 31, 2020. There was also an increase in consulting, legal, audit, and other professional fees to support the growth of the business.

Selling and marketing expenses

Selling and marketing expenses were $6.2 million for the Predecessor 2019 Period, $29.3 million for the Successor 2019 Period and $48.6 million for the year ended December 31, 2020. The increase in selling and marketing expenses was primarily due to increased personnel-related costs associated with headcount growth from $1.2 million in Predecessor 2019 Period and $11.4 million in Successor 2019 Period to $18.4 million for the year ended December 31, 2020. There was also an increase in fees paid to third-party channel partners driven by revenue growth, and increased advertising and other marketing related spend utilized to drive new customer additions.

Research and development expenses

Research and development expenses were $11.1 million for the Predecessor 2019 Period, $12.6 million for the Successor 2019 Period and $20.8 million for the year ended December 31, 2020. The increase in research and development expenses was primarily due to increased personnel-related costs associated with headcount growth from $1.7 million in Predecessor 2019 Period and $7.8 million in Successor 2019 Period to $14.1 million for the year ended December 31, 2020. There was also an increase in third-party consulting costs. Headcount growth and the increase in usage of third-party consultants was a result of a continued investment in building and adding additional features and functionality to our solutions.

Contingent consideration net (benefit) expense

Contingent consideration net (benefit) expense was $(0.2) million for the Successor 2019 Period and $0.3 million for the year ended December 31, 2020. There was no contingent consideration expense for the Predecessor 2019 Period. Our previous acquisitions provide for potential cash payments to the former owners upon achievement of certain future performance targets, resulting in a contingent liability. Such contingent liabilities are revalued at the end of each reporting period with any resulting change in fair value recorded within this line in the statement of operations.

Restructuring charges

Restructuring charges were $2.4 million for the year ended December 31, 2020. There were no restructuring expenses recorded in the Predecessor 2019 Period or Successor 2019 Period. Restructuring charges of $2.4 million incurred during the year ended December 31, 2020, include costs associated with the abandonment of a seven-year operating lease for office space in Los Angeles, California.

Amortization of intangible assets

Amortization of intangible assets was $0.2 million for the Predecessor 2019 Period, $7.5 million for the Successor 2019 Period and $9.4 million for the year ended December 31, 2020. Amortization of intangible assets increased in the Successor periods due to the customer relationship and tradename intangible assets acquired as part of the InvoiceCloud Acquisition.

Interest expense

Interest expense was $0.6 million for the Predecessor 2019 Period, $7.2 million for the Successor 2019 Period and $9.9 million for the year ended December 31, 2020. The increase in interest expense is primarily attributable to the borrowings under our Initial Term Loan Facility, which we entered into in 2019, to help finance the InvoiceCloud Acquisition and borrowings under the Delayed Draw Term Loan Facility used to finance the acquisitions of PSN and TYH in 2020.

Provision (benefit) for income taxes

Provision (benefit) for income taxes was less than $0.1 million for the Predecessor 2019 Period, $(4.6) million for the Successor 2019 Period and $(2.6) million for the year ended December 31, 2020. Our tax benefit is due to the offset of deferred tax liabilities associated with the intangible assets acquired in the InvoiceCloud Acquisition and the current year loss we generated, for the Successor 2019 Period and year ended December 31, 2020 respectively.

Segment information

Our reportable segments have been determined in accordance with Accounting Standards Codification, or ASC, 280, Segment Reporting. Currently, we have two reportable segments: Enterprise Solutions and SMB Solutions. The CODM, which is our chief executive officer, evaluates segment operating performance using revenue and Adjusted EBITDA from reportable segments to make resource allocation decisions and evaluate segment performance. We define Adjusted EBITDA as net loss excluding interest expense, net; provision (benefit) for income taxes; depreciation; and amortization of intangible assets, as further adjusted for acquisition-related expenses, fair value adjustment of acquired deferred revenue, stock/equity-based compensation, and restructuring charges. Adjusted EBITDA from reportable segments excludes unallocated corporate costs which are primarily comprised of costs for accounting, finance, legal, human resources and costs for certain executives supporting the whole business.

The segment measurements provided to, and evaluated by, the CODM are described in Note 18—Segment and Geographic Information of the notes to the audited consolidated financial statements included elsewhere in this prospectus. Adjusted EBITDA is a non-GAAP measure. As such, Adjusted EBITDA should be considered in addition to, not as a substitute for, results reported in accordance with GAAP. We believe that Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP financial measures to supplement their GAAP results.

	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
(in thousands, except percentages)	Dollars	Dollars	Dollars

Revenue:
Enterprise Solutions	$5,908	$50,232	$83,944
SMB Solutions	2,243	24,049	62,613

Total revenue	8,151	74,281	146,557

Adjusted EBITDA
Enterprise Solutions	332	3,002	11,997
SMB Solutions	537	7,586	21,122

Total Adjusted EBITDA from reportable segments	869	10,588	33,119
Unallocated corporate expenses	(928)	(6,057)	(11,080)

Total Adjusted EBITDA	(59)	4,531	22,039
Reconciling items:
Interest expense, net	(592)	(7,206)	(9,903)
Amortization of intangible assets	(226)	(12,535)	(15,523)
Depreciation	(66)	(690)	(1,288)
Acquisition-related expenses	(36,088)	(305)	(1,011)
Fair value adjustment of acquired deferred revenue	—	(2,611)	(543)
Stock/equity-based compensation	(2,064)	(289)	(641)
Restructuring charges	—	—	(2,434)

Loss before income taxes	(30,095)	(19,105)	(9,304)
Provision (benefit) for income taxes	40	(4,642)	(2,626)

Net loss	$(39,135)	$(14,463)	$(6,678)

Revenue

Revenue for the Enterprise Solutions segment was $5.9 million for the Predecessor 2019 Period, $50.2 million for the Successor 2019 Period and $83.9 million for the year ended December 31, 2020. The increase in revenue in the Enterprise Solutions segment is primarily attributable to (i) $17.2 million from an increase in Transactions Processed and (ii) $10.6 million attributable to revenue from the acquisition of PSN.

Revenue for the SMB Solutions segment was $2.2 million for the Predecessor 2019 Period, $24.0 million for the Successor 2019 Period and $62.6 million for the year ended December 31, 2020. The increase in revenue in the SMB Solutions segment is primarily comprised of (i) $36.4 million from an increase in customers and from the purchase of additional services by existing customers, and (ii) $1.0 million attributable to revenue from the acquisition of TYH.

Adjusted EBITDA

Adjusted EBITDA for the Enterprise Solutions segment was $0.3 million for the Predecessor 2019 Period, $3.0 million for the Successor 2019 Period and $12.0 million for the year ended December 31, 2020. Adjusted EBITDA growth for the Enterprise Solutions segment was driven primarily by revenue growth as well as a decrease in sales and marketing costs due to reduced travel and other marketing spend as a result of COVID-19.

Adjusted EBITDA for the SMB Solutions segment was $0.5 million for the Predecessor 2019 Period, $7.6 million for the Successor 2019 Period and $21.1 million for the year ended December 31, 2020. Adjusted EBITDA growth in the SMB Solutions segment was primarily as a result of a growth in revenue in the SMB Solutions segment as previously discussed.

Liquidity and capital resources

As of December 31, 2020, we had cash and cash equivalents of $29.4 million, which were primarily held for working capital purposes. We have historically sourced our liquidity requirements primarily through borrowings under our debt agreements. We believe our existing cash and cash equivalents and available access to equity and debt financing will be sufficient to meet our working capital and capital expenditures needs for at least the next 12 months.

On February 11, 2019, we entered into the Credit Agreement which provides for an Initial Term Loan Facility with maximum available borrowings of $75.0 million. The proceeds from the Initial Term Loan Facility were used to finance the InvoiceCloud Acquisition. The Credit Agreement also provides for a Delayed Draw Term Loan Facility which allows us to borrow up to an additional $35.0 million and a Revolving Credit Facility which allows us to borrow up to an additional $7.5 million. For the year ended December 31, 2020, we borrowed $31.3 million under the Delayed Draw Term Loan Facility to partially fund the acquisitions of PSN and TYH. We had $110.2 million of long-term debt outstanding as of December 31, 2020, net of issuance costs. We have not drawn upon the Revolving Credit Facility, although $2.1 million has been pledged against the Revolving Credit Facility in the form of a line of credit, reducing our borrowing capacity. The Credit Agreement contains financial covenants with respect maximum consolidated debt to revenue ratio, minimum liquidity and maximum consolidated total leverage ratio, as described further in the section titled “Description of indebtedness.” The Credit Facilities also contain certain customary representations and warranties, affirmative and negative covenants, and certain reporting obligations. As of December 31, 2020, we were in compliance with all financial covenants under the Credit Facilities. See the section titled “Description of indebtedness” for further information about our Credit Facilities.

To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital. In the event that additional financing is required from outside sources, we may not be able to negotiate terms acceptable to us or at all. In particular, the recent COVID-19 pandemic has caused disruption in the global financial markets, which could reduce our ability to access capital and negatively affect our liquidity in the future. If we are unable to raise additional capital when required, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, financial condition, and cash flows would be adversely affected.

Cash flows

The following table summarizes our cash flows for the periods presented:

(in thousands)	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Net cash (used in) provided by operating activities	$(143)	$(1,284)	$19,645
Net cash used in investing activities	(97)	(354,781)	(30,910)
Net cash provided by financing activities	786	362,249	34,731

Cash flows from operating activities

Our primary source of operating cash is revenue generated from subscription and transaction and usage-based fees associated with our SaaS solutions. Our primary uses of operating cash are personnel-related costs and payments to our vendors. Our cash flows from operating activities are impacted by the amount of our net loss, revenue and customer growth, changes in working capital accounts, the timing of payments to vendors and add-backs of non-cash expense items such as depreciation and amortization, stock/equity-based compensation expense, deferred income taxes, and non-cash interest expense.

Net cash used in operating activities of $0.1 million for the Predecessor 2019 Period was primarily attributable to a net loss of $39.1 million, offset by a $36.7 change in working capital and adjustments for non-cash charges of $2.4 million. Within the Predecessor 2019 Period, our net loss included $36.1 million in transaction-related costs related to the InvoiceCloud Acquisition.

Net cash used in operating activities of $1.3 million for the Successor 2019 Period was primarily attributable to a net loss of $14.5 million and change in long-term assets and liabilities of $0.7 million, offset by adjustments for non-cash charges of $11.0 million and a change in working capital of $2.9 million. The non-cash add-backs were primarily impacted by $13.2 million in depreciation and amortization, which includes amortization expense related to intangible assets acquired from the InvoiceCloud Acquisition of $12.5 million.

Net cash provided by operating activities of $19.6 million for the year ended December 31, 2020, was primarily attributable to $19.0 million of non-cash add-backs, $4.6 million change in working capital, $2.8 million change in other long-term assets and liabilities, offset by $6.7 million net loss. The non-cash add-backs were primarily impacted by $16.8 million in depreciation and amortization, which includes amortization expense related to intangible assets acquired from the InvoiceCloud Acquisition and acquisitions of PSN and TYH of $15.5 million.

Cash flows from investing activities

Investing activities primarily consist of payments made related to the acquisition of businesses and capital expenditures.

Net cash used in investing activities of $0.1 million for the Predecessor 2019 Period was primarily attributable to capital expenditures.

Net cash used in investing activities of $354.8 million for the Successor 2019 Period was primarily driven by our payment of $353.5 million related to the InvoiceCloud Acquisition, net of cash acquired and capital expenditures of $1.3 million.

Net cash used in investing activities of $30.9 million during the year ended December 31, 2020 was primarily attributable to $25.5 million related to the cash payments for the PSN and TYH acquisitions, net of cash acquired and $5.4 million related to capital expenditures.

Cash flows from financing activities

Financing activities primarily consist of borrowings under our Credit Facilities and proceeds from the issuance of common shares.

Net cash provided by financing activities of $0.8 million for the Predecessor 2019 Period was primarily attributable to $0.9 million of proceeds from the exercise of stock options, offset by a $0.1 million purchase of treasury stock.

Net cash provided by financing activities of $362.2 million for the Successor 2019 Period was primarily attributable to $293.3 million of proceeds from the issuance of A-1 shares associated with the InvoiceCloud

Acquisition, $72.6 million of proceeds from issuance of 2019 Term Loan, net of debt issuance costs, $0.3 million of proceeds from exercise of equity-based options, offset by a $4.0 million payment for contingent consideration related to the acquisition of SimplePractice.

Net cash provided by financing activities of $34.7 million during the year ended December 31, 2020 was primarily attributable to $31.3 million in proceeds from the 2019 Delayed Draw Term Loan Facility used to partially fund the acquisitions of PSN and TYH, $5.0 million of proceeds from the exercise of equity-based options, offset by a $1.5 million payment of contingent consideration related to the acquisition of PSN.

Contractual obligations and commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020:

	Payments due by period(1)
(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations(2)	$140,290	$4,872	$10,237	$125,181	$—
Notes payable to related parties	5,900	5,900	—	—	—
Operating leases	42,937	5,188	10,464	8,847	18,438
Other long-term obligations	556	394	162	—	—

Total contractual obligations	$189,683	$16,354	$20,863	$134,028	$18,438

(1)	Refer to Note 5—Acquisitions to the consolidated financial statements included elsewhere in this prospectus for information related to contingent consideration arrangements. Any future obligations to make payments of contingent consideration pursuant to certain of our acquisition agreements have been excluded from the table above, due to the exact amount and timing of payments being uncertain.

(2)	Amounts in the table reflect the contractually required principal and interest payments payable pursuant to our outstanding Initial Term Loan Facility and Delayed Draw Term Loan Facility, including the anticipated PIK interest due at final maturity. For purposes of this table, the interest due was calculated using an assumed interest rate of 7.5% per annum, which was the interest rate in effect as of December 31, 2020.

The commitments under our operating lease obligations shown above consist primarily of lease payments for our Braintree, Massachusetts corporate headquarters, and our offices in Santa Monica, California, Los Angeles, California and Marlborough, Massachusetts.

Additionally, we have non-cancellable commitments to vendors primarily consisting of subscriptions to third party software products.

For additional discussion on our operating leases and other non-cancellable commitments, refer to Note 14—Commitment and Contingencies to our audited consolidated financial statements included elsewhere in this prospectus.

Off-balance sheet arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and qualitative disclosures about market risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in interest rates or inflation.

Interest rate risk

Our exposure to market risk associated with changes in interest rates relates primarily to the Term Loan Facility. The interest rate on the Term Loan Facility is variable and subject to interest rate risk based on the LIBOR rate. As December 31, 2020, we had borrowings under the Initial Term Loan Facility of $75.0 million, and the rate inclusive of applicable margins was 7.5%. As of December 31, 2020, we had borrowings under the Delayed Draw Term Loan Facility of $31.3 million, and the rate inclusive of applicable margins was 7.5%. As of December 31, 2020, we had PIK interest on both the Initial Term Loan Facility and Delayed Draw Term Loan of $4.4 million and $1.0 million, respectively, that was capitalized to the outstanding principal balance. A hypothetical 100 basis point increase in variable interest rates, including anticipated PIK interest capitalized through final maturity, could result in an approximately $1.2 million adverse change to interest expense on an annual basis based on the borrowings outstanding and the interest rate as of December 31, 2020.

Our cash and cash equivalents as of December 31, 2020 consisted of $29.4 million in cash and money market funds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash or cash equivalents.

Inflation risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs become subject to significant inflationary pressures, we may not be able to fully offset such higher costs with increased revenue. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical accounting policies and estimates

Management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods, as well as related disclosures. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities and the amount of revenue and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and any such differences may be material.

Our significant accounting policies, including those considered to be critical accounting policies are summarized in Note 2—Summary of Significant Policies to our consolidated financial statements included elsewhere in this prospectus for additional information. The following critical accounting policies reflect significant judgments and estimates used in the preparation of our consolidated financial statements: revenue recognition, valuation of goodwill and intangible assets, valuation of contingent consideration liabilities, share/equity-based awards, and income taxes.

Revenue recognition

We derive our revenue primarily from providing access to our SaaS solutions via subscription and transaction and usage based fees for services provided through our solutions. In accordance with ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASC 606”), we recognize revenue following a five step model.

Application of ASC 606 related to the measurement and recognition of revenue requires us to make judgments and estimates. Specifically, the determination of whether we are a principal to a transaction (gross revenue) or an agent (net revenue) as it relates to certain transaction and usage-based revenue arrangements can require considerable judgement. We have concluded that we are acting as an agent in these arrangements as we do not control the services performed by card networks, sponsor banks and credit card processors as each of these parties is the primary obligor for their portion of transaction and usage-based services performed. Therefore, transaction and usage service revenue is recognized net of any fees owed to these intermediaries. Changes in our principal versus agent judgment could impact the amount of revenue recognized but not our operating income (loss) or net income (loss).

Valuation of goodwill and intangible assets

The valuation of assets acquired in a business combination and subsequent impairment reviews of such assets require the use of significant estimates and assumptions. The acquisition method of accounting for business combinations requires us to estimate the fair value of assets acquired and liabilities assumed, and we record goodwill when consideration paid in a business acquisition exceeds the value of the net assets acquired. Goodwill is not amortized, but rather is tested for impairment annually, or more frequently if facts and circumstances warrant a review. We assess both the existence of potential impairment and the amount of loss, if any, by comparing the fair value of each reporting unit that includes goodwill with its carrying amount, including goodwill. Our estimates are based upon assumptions that we believe to be reasonable, but which are inherently uncertain and unpredictable. These valuations require the use of management’s assumptions, which do not reflect unanticipated events and circumstances that may occur. As of December 31, 2020, we performed a qualitative assessment for each of our reporting units. The qualitative analyses resulted in us determining that it was not more likely than not that the fair value of any reporting unit was less than its carrying amount.

Intangible assets are recorded at their estimated fair values at the date of acquisition. We amortize acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis. The estimated fair values of these intangible assets reflect various assumptions including discount rates, revenue growth rates, operating margins, terminal values, useful lives and other prospective financial information. The judgments made in determining the estimated fair value of intangibles as well as the estimated lives, could materially impact net income or loss in periods subsequent to an acquisition as a result of amortization expense recorded within the consolidated statements of operations.

Valuation of contingent consideration liabilities

Our acquisitions may provide for potential future cash payments to former owners upon achievement of certain future performance targets. We estimate the fair value of these payments as of each respective acquisition date, and we remeasure the fair value of the potential payments based upon the estimated achievement levels of the remaining targets at each subsequent reporting date until the liability is fully settled. Increases or decreases in the fair value of the contingent consideration liability are recorded through contingent consideration net (benefit) expense on the consolidated statement of operations. The fair value of contingent consideration liabilities are determined using a variety of valuation methods including, Monte Carlo simulations and include significant unobservable inputs, such as forecasted net recurring revenue, net recurring revenue volatility, discount rate and expected term. Increases or decreases in any of the unobservable inputs would result in a higher or lower liability, respectively. As of December 31, 2020, the maximum amount we would be required to pay, related to our contingent consideration liabilities is $6.0 million. The fair value of our contingent consideration liabilities as of December 31, 2020 was $3.4 million.

Share-based compensation

We measure awards with service-based vesting or performance-based vesting granted to employees, non-employees, and directors based on the fair value of the award on the date of grant. Compensation expense for the awards is recognized over the requisite service period for employees and directors and as services are delivered for non-employees, both of which are generally the vesting period of the respective award.

We estimate the fair value of stock options on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the use of highly subjective estimates and assumptions, including:

•	Fair value of common stock. As our stock is not publicly traded, we estimate the fair value of common stock based on valuations and other factors deemed relevant by management.

•	Expected term. The expected term reflects the average of the vesting term and the contractual lives of all options awarded.

•	Expected volatility. As we do not have trading history for our common stock, the expected volatility is based on the historical volatility of a publicly traded set of peer companies.

•	Expected dividend yield. We have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future. As a result, we used an expected dividend yield of zero.

•

Risk-free interest rate.    We base the risk-free interest rate on the applicable rate for the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

We will continue to use judgment in evaluating the assumptions related to our stock/equity-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock/equity-based compensation expense.

Income taxes

We account for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in our tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies. Significant judgment is required in determining our provision for income taxes and deferred tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

The ability to utilize deferred tax assets may be restricted or eliminated by changes in our ownership, changes in legislation, and other rules affecting the ability to offset future taxable income with losses or other tax attributes from prior periods. Future determinations on the need for a valuation allowance on our net deferred tax assets will be made on an annual basis. This is more fully described in Note 13—Income Taxes to our consolidated financial statements, included elsewhere in this prospectus.

Recent accounting pronouncements

Refer to Note 2—Summary of Significant Policies to our consolidated financial statements included elsewhere in this prospectus for a description of recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted.

JOBS Act

We currently qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Accordingly, we have the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our utilization of these transition periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the transition periods afforded under the JOBS Act.

Business

Our mission

Our mission is to simplify customer and client engagement.

Overview

We are a leading provider of vertically-tailored customer engagement software and integrated payments capabilities based on number of customers. We offer single instance, multi-tenant, true SaaS vertical solutions that are designed to simplify our customers’ engagement with their clients by driving digital adoption and self-service. As of May 31, 2021, we served over 67,000 customers in the SMB Solutions segment and over 3,000 customers in the Enterprise Solutions segment across five core verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. Our SaaS solutions are purpose-built for each vertical we serve and they simplify and automate mission-critical workflows such as scheduling, client onboarding, client communication, paperless billing, and electronic payment processing. In 2020, we estimate over 26 million consumers interacted with an EngageSmart solution. Our solutions transform our customers’ digital engagement and empower them to manage, improve, and grow their businesses.

We believe the end-markets we serve are burdened by legacy systems and processes that result in operational inefficiencies and relatively low digital adoption from consumers. At the same time, consumers increasingly demand the convenient self-service capabilities and intuitive, frictionless, and personalized digital experiences that have become commonplace in other industries. Existing solutions in our end-markets are often built on legacy, hosted, or on-premises infrastructure that can lack the flexibility, scalability, and integrations required to provide advanced digital engagement capabilities. This has created a tremendous opportunity for our solutions to improve the customer experience by either replacing or augmenting the information systems used by our customers. Our ability to leverage our true SaaS solutions to innovate quickly and deliver enhancements to our customers on an ongoing basis is a key competitive advantage. This allows us to consistently innovate to increase digital adoption and add value for our clients.

We believe our solutions address a massive market opportunity today. We estimate the revenue opportunity for our current solutions was approximately $28 billion in the United States in 2020. Our verticals are large, underpenetrated, and generally non-cyclical with significant whitespace, low digital adoption, and growing usage of software and payments. Many verticals are only just beginning their digital journeys, providing an attractive runway for growth.

Today, our vertically-tailored SaaS solutions include:

•

SimplePractice.    An end-to-end practice management and EHR platform that health and wellness professionals use to manage their practices. SimplePractice serves clinicians, who are our customers, throughout their career journey, allowing them to manage their practice development from licensure to private practice. SimplePractice optimizes and enhances the customer and their clients’ experience by enabling customers to engage with their clients across both virtual and in-person settings, schedule appointments, document cases, and handle all aspects of billing and insurance processing on one integrated platform. In 2020, SimplePractice helped its customers manage and see 3.9 million patients, and over 44 million appointments were scheduled through SimplePractice’s platform. Our platform also helps our customers build and grow their practices through the use of our online marketplace, Monarch, and other practice marketing solutions such as our integrated professional website builder. Through SimplePractice Learning, we help our customers grow as professionals through high quality, on-demand video continuing education courses created by experts across the health and wellness fields.

•

InvoiceCloud.    An electronic bill presentment and payment solution that helps our Government, Utility, and Financial Services customers digitize billing, client communications, and collections. We believe InvoiceCloud drives superior client digital adoption, which increases engagement and drives operational efficiency for our customers.

•	HealthPay24. A patient engagement and payment platform that helps health systems, physician groups, dental practices, and medical billers efficiently drive patient self-pay collections.

•

DonorDrive.    A fundraising software platform that helps non-profits, healthcare organizations, and higher education institutions produce virtual events, launch branded donation campaigns, and create peer-to-peer fundraising experiences.

We sell our solutions through an efficient and diversified go-to-market strategy that includes digital marketing, direct sales, and strategic partnerships. As a product with self-service onboarding, SimplePractice is primarily distributed through inbound interest resulting from search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. For our solutions in our Enterprise Solutions segment, InvoiceCloud, HealthPay24, and DonorDrive, we go-to-market with a direct sales force, often in conjunction with strategic partners, such as back-end software providers, that provide lead generation and selling support. Our Enterprise products integrate directly with our customers’ back-end core systems, and we have over 300 unique integrations to customer billing and client management systems. These channel partnerships and deep integrations provide us greater reach into our vertical markets with pre-qualified leads that drive highly efficient sales processes and result in longer-term sticky customer relationships.

EngageSmart is a people-first organization with a unique culture centered on talent, vertical domain expertise, customer focus, product leadership, and efficient go-to-market strategies. We believe our people give us a competitive advantage, and we think of our customers, partners, and employees as our people. We promote a servant leadership model that places customers at the top of our organizational chart. We believe the best leaders empower their teams to excel and enable their customers to win. Our employee Net Promoter Score of 72 for 2020 is a reflection of our employees’ sense of empowerment and engagement. Engaged employees are imperative to achieving excellent customer service and strong company performance.

Our success in helping our customers simplify, streamline, and grow their businesses has allowed us to achieve significant growth. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we generated revenue of $8.2 million, $74.3 million and $146.6 million, respectively. For the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, we had total net loss of $39.1 million, $14.5 million and $6.7 million, respectively. Our Adjusted EBITDA was $(0.1) million for the Predecessor 2019 Period, $4.5 million for the Successor 2019 Period, and $22.0 million for the year ended

December 31, 2020. See “Prospectus summary—Summary consolidated financial and operating information” for a reconciliation of Adjusted EBITDA, a non-GAAP measure, to net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our industry

We believe a number of key trends are contributing to the adoption of modern, vertically-tailored business management software, customer engagement applications, and billing and payment solutions. EngageSmart is operating at the center of many of these trends, including:

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Consumer expectations of intuitive, frictionless, and personalized digital experiences.    Consumer expectations are rapidly evolving. In years past, many consumers grew accustomed to a certain amount of administrative friction and hassle when they completed simple tasks like scheduling an appointment or paying a utility bill. Today, consumers expect convenient, efficient, digital-first experiences, and they increasingly expect to engage with providers, pay their bills, and complete their to-do lists seamlessly, from any device through elegant user interfaces.

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Accelerating adoption of modern digital technologies.    In addition to meeting rapidly changing consumer expectations, successful business leaders have embraced modern digital technologies to help them efficiently manage, improve, and grow their businesses. Businesses are adopting digital technologies to increase growth, optimize business processes, reduce costs, and improve the client experience so their employees can focus on more critical priorities. For example, our local government customers can leverage digital technologies to reduce the time spent on billing and collections and can dedicate more resources on community initiatives such as water infrastructure and safety, and our wellness clinician customers can leverage digital technologies to streamline the operations of their practice so they can spend more time on what they were trained to do—help patients. Furthermore, the COVID-19 pandemic has accelerated digital adoption in our Health & Wellness vertical, catapulting telehealth from a nice-to-have to a must-have for providers.

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Decreasing barriers to software adoption.    Digital adoption is now prevalent across both businesses in our Enterprise Solutions segment and our SMB Solutions segment. While businesses in our Enterprise Solutions segment have the resources to implement, integrate, and maintain various point solutions, businesses in our SMB Solutions segment generally require simple, easy-to-use, end-to-end technology solutions. Given the advantages of true SaaS and innovations in cloud technology, software solutions have become more affordable and easier to implement and maintain, generating higher return on investment and lowering barriers for both businesses in our Enterprise Solutions segment and our SMB Solutions segment.

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Increasing vertical- and sub vertical-specific software needs.    Businesses across verticals are specializing in order to better compete and align with evolving client preferences, which has resulted in increased demand for vertically-tailored software solutions to address industry-specific workflows. For example, in our Health & Wellness vertical, child psychologists and marriage counselors have distinct workflows and requirements relative to other sub-specialties, and properly tailored software solutions are best positioned to service their specialized needs.

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Ongoing market shift to electronic payment methods.    Consumer payment volumes continue to shift away from cash and checks in favor of electronic payment methods. Our customers value electronic payment methods as it is more cost effective and operationally efficient to service electronic payments than paper-based payments.

•

Legacy software vendors are partnering to modernize their solutions.    Businesses are expecting more from their software providers, and legacy vendors are increasingly partnering with next-gen solution providers to deliver a modern digital customer experience and extend the life of their core software systems.

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Increasing value driven by integrating software and payments.    Businesses are increasingly recognizing the value of deep integration between their software tools and payment processing providers. This integration drives operating efficiencies, improved payment security and tracking, and a more seamless client experience compared to traditional standalone payment processing or paper-based billing and payment methods. Benefits are also recognized by the integrated payments provider, as the enhanced value proposition drives adoption and stickiness.

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Cybersecurity threats are growing.    As cyber criminals have grown in sophistication and data breaches and ransomware attacks have become more prevalent, businesses are spending more time and resources to protect sensitive customer data, such as personal health records or consumer payment information.

Limitations of existing solutions

Today, our customers are increasingly turning to their software vendors to drive digital adoption, deliver self-service capabilities, and improve the consumer experience. However, the offerings available in the market often fail to meet the needs of our customers and have some or all of the following limitations:

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Non-flexible, legacy technology infrastructure and manual processes.    Many existing solutions are built on legacy, hosted, or on-premises infrastructure and lack the flexibility, scalability, and integration required to provide advanced digital engagement capabilities and keep up with rapidly evolving consumer preferences. In addition, many businesses in our SMB Solutions segment lack internal IT resources and continue to rely on manual processes or disjointed point solutions to operate their businesses and engage with their clients. Legacy infrastructure typically slows innovation cycles, fails to meet adequate compliance standards, and limits the ability to deliver enhancements to all customers simultaneously on an ongoing basis. This often generates significant technology and service burdens for providers and leads to a poor customer experience. For example, for solutions that are not true SaaS, the process of deploying product enhancements to all customers is so complicated and time consuming that many vendors select which customers will be provided with the enhancements rather than deploying enhancements across all customers.

•

Lack of vertical-specific functionality.    Existing solutions frequently offer broad, horizontal capabilities that apply a “one-size-fits-all” approach, and they aim to solve functional challenges across different verticals. These solutions may have broad functionality, but they frequently lack the vertical specialization required to meet consumers’ evolving expectations for seamless, frictionless, and personalized digital experiences. For example, a psychologist, speech language pathologist, occupational therapist, and physical therapist have many of the same basic workflows but have different documentation, treatment plans, insurance, and scheduling requirements that require specific product enhancements to efficiently serve their clients. Similarly, the requirements for billing and collections are vastly different for a tax municipality than for a hospital system.

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Insufficient integrations.    Point solutions often lack the necessary integration of business data and operational workflows that our customers need to execute end-to-end processes. These integrations enable the transfer of key data and insights that can be applied across the client journey. Generalized solutions that lack third-party integrations result in lower digital adoption than fully integrated solutions.

•

Lack of automation and self-service capabilities.    Existing solutions often require human involvement at various stages of the customer and client journey. These manual processes are prone to human error and lead to increased costs and additional challenges as businesses scale. For solutions that lack automation and self-service capabilities, their users spend more time scheduling appointments, processing paper invoices and checks, and handling customer service calls than desired.

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Inability to address evolving cybersecurity and privacy challenges.    Today, businesses are required to meet increasingly demanding security and privacy standards from federal and state regulatory organizations, including Payment Card Industry, National Automated Clearing House Association, and the Health Insurance Portability and Accountability Act of 1996. Both the increase in cybercrime and the heightened attention around collecting and storing consumer data has led to an increased focus on data privacy and cybersecurity in software solutions. To meet these security and data privacy requirements, many legacy software providers are partnering with companies that provide deep domain knowledge in encryption methods and adhere to advanced security standards and techniques.

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Cost and resource-intensity.    Existing software solutions often require significant capital, time, and technical talent to implement, which inhibits adoption. Once implemented, new version upgrades and adoption of feature releases require additional time and resources.

Our market opportunity

We are dedicated to helping our customers simplify, streamline, and grow their businesses. We believe our solutions address a massive market opportunity. We estimate the revenue opportunity for our current solutions to be approximately $28 billion: $10 billion addressed by solutions in our SMB Solutions segment and $18 billion addressed by solutions in our Enterprise Solutions segment.

We derive our revenue opportunity in our SMB Solutions segment by taking the total number of health and wellness clinicians addressed by our SimplePractice solution using data from the Bureau of Labor Statistics and multiplying by the total spend opportunity per customer based on the current prevailing market price.

We derive our revenue opportunity in our Enterprise Solutions segment by taking the total number of bills per year in the United States, as estimated by Aite Group, and multiplying by our average revenue per transaction. The verticals that are currently included in our Enterprise total addressable market are Health & Wellness, Government, Utilities, Financial Services, and Giving.

We believe our market will expand as we continue to help businesses and organizations increase their digital adoption and provide the technology that enables them to do so. In our SMB Solutions and Enterprise Solutions segments, we expect our average revenue per customer to increase as our customers grow and increase their digital adoption, and as we expand the breadth of our solutions.

Our approach

We build vertically-tailored software solutions for our customers. Our solutions include end-to-end business management software, customer engagement applications, and billing and payment solutions. They are purposely built to address the unique needs of specific verticals. We focus on large, underpenetrated, and generally non-cyclical verticals with low digital adoption and a growing usage of software and payment solutions. Relative to more technologically advanced industries, these verticals are just beginning their digital journeys.

We have four core SaaS solutions:

Segment: SMB Solutions

Vertical Focus: Health & Wellness

SimplePractice is an end-to-end practice management and EHR platform that health and wellness professionals use to manage their practices. SimplePractice serves clinicians, who are our customers, throughout their career journey, allowing them to manage their practice development from licensure to private practice. SimplePractice optimizes and enhances the customer and their clients’ experience by enabling customers to engage with their clients across both virtual and in-person settings, schedule appointments, document cases, and handle all aspects of billing and insurance processing on one integrated platform. In 2020, SimplePractice helped its customers manage and see 3.9 million patients and over 44 million appointments were scheduled through SimplePractice’s platform. Our platform also helps our customers build and grow their practices through the use of our online marketplace, Monarch, and other practice marketing solutions such as our integrated professional website builder. Through SimplePractice Learning, we help our customers grow as professionals through high quality, on-demand video continuing education courses created by experts across the health and wellness fields.

SimplePractice is the core practice management system for our clinician customers, and our product-led growth model enables us to efficiently generate inbound interest through search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. With SimplePractice, we strive to provide a complete ecosystem for all health and wellness clinicians.

“I say to patients, ‘I’m very fancy over here. I have a paperless practice, so everything will come via email.’ They love it. I can’t tell you how many times people will say ‘I love this client portal.”

—Nikki Rubin, PSYD

Segment: Enterprise Solution

Vertical Focus: Government, Utilities, Financial Services

InvoiceCloud is an electronic bill presentment and payment solution that helps customers manage their electronic billing, client communications, and collections. InvoiceCloud drives best-in-class digital adoption and makes it effortless for our customers to connect digitally with their clients, and for these clients to adopt paperless billing and electronic payment methods. By simplifying engagement between billers and payers and driving digital adoption and payments, our customers can increase client satisfaction, improve cash flow and visibility, increase payer retention, and reduce operational costs.

We go-to-market with a direct sales model, sometimes in conjunction with strategic partners, such as back-end software providers. While we maintain direct customer relationships, we often leverage these strategic partners for lead generation and selling support. While we maintain direct customer relationships, we leverage strategic partners for lead generation and selling support. By integrating and partnering with core software system providers, our approach reduces implementation time and cost and enables us to deliver a rich payer experience through real-time data access.

“Invoice Cloud’s seamless integration with our core billing system has improved payment efficiencies so much that we save 15 hours a week in time spent on reconciliations. It has made our lives so much easier, and allows us to focus on more strategic priorities.”

—Cheri Schmidt
CFO/Vice-President
California Mutual Insurance Company

Segment: Enterprise Solution

Vertical Focus: Healthcare

HealthPay24 is a patient engagement and payment platform that helps health systems, physician groups, dental practices, and medical billers efficiently drive patient self-pay collections. HealthPay24’s all-encompassing billing solution manages patient financial responsibility pre-to-post-service, provides flexibility and convenience for online and point-of-sale transactions, and delivers simplicity that fuels productivity for financial posting and reconciliation processes.

“HealthPay24 has dramatically reduced the cost to process payments and it’s allowed us to shift some of our resources to other more value-added activities.”

—Keith Beck, Director of Revenue Cycle OSS Health

Segment: Enterprise

Vertical Focus: Giving

DonorDrive is a fundraising software platform that helps non-profits, healthcare organizations, and higher education institutions produce virtual events, launch branded donation campaigns, and create peer-to-peer fundraising experiences. DonorDrive partners with hundreds of non-profits to tackle the world’s biggest challenges, including providing access to clean water, funding medical care for children, helping the homeless, and saving stray animals.

“DonorDrive’s Facebook Fundraisers integration has quickly proven itself to be a vital tool for our Out of the Darkness Walk participants. The setup is fast and intuitive, and we already had nearly 3,000 people launch a Facebook Fundraiser through DonorDrive in just the first month.”

—Nicole Dolan, Senior Director,
Out of the Darkness Walks, American Foundation for Suicide Prevention

What sets us apart

We believe we have a differentiated position in the market, built on the following strengths:

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True SaaS solutions.    We offer true SaaS solutions that simplify customer engagement by driving digital adoption and self-service capabilities. By “true” SaaS, we mean our products are single instance, multi-tenant cloud software solutions. They were designed to operate in the cloud from the beginning, which provides us the flexibility, scalability, and integrations required to deliver advanced digital engagement capabilities. We believe our architecture enables us to innovate quickly and deliver new features to our customers simultaneously and at lower operating costs compared to legacy providers. Our ability to innovate quickly is critical to maintaining our product leadership. Our true SaaS architecture also provides financial benefits to us through operational scalability.

•

Product leadership through ongoing innovation.    We strive to deliver the best software solutions in the verticals we target and to continue innovating around these products to maintain this product leadership. For example, in our SMB Solutions segment, SimplePractice offered integrated telehealth capabilities well before the COVID-19 pandemic, and SimplePractice continues to introduce additional resources for our customers to grow their practices, such as professional websites and Monarch, an online marketplace that reinvents how clinicians connect with therapy seekers. In our Enterprise Solutions segment, InvoiceCloud continues to introduce new features, such as support for alternative payment methods, outbound campaigns and enhancements to our customer and payer portals. Our true SaaS model allows for our customers to benefit from this innovation on release without the cost or time delays of traditional software upgrades.

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Vertical domain expertise.    We are focused on providing vertically-tailored customer engagement software and integrated payments to our customers. We develop deep expertise in the industries we serve and recruit industry experts with vertical domain expertise to drive innovation and product development. Our approach enables us to deliver industry-tailored software solutions, including business management software, customer engagement applications, and billing and payment solutions, to address vertical-specific workflows and customer requirements. Our vertical domain expertise is a competitive differentiator when we compete against “one size fits all” solutions offered by other providers.

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Exceptional talent and culture.    We believe our unique culture enables us to attract, retain, and develop exceptional talent, which is a critical component of our success. Our culture is deeply embedded in everything we do and is centered on two core principles: a growth mindset and servant leadership. We believe the best leaders empower their teams to excel, and great companies provide the tools their customers need to win in the marketplace. Our employee NPS of 72 for 2020 reflects our employees’ sense of empowerment and engagement.

•

Customer focus.    We have a product-driven, customer-focused ethos, and we are dedicated to helping our customers simplify, streamline, and grow their businesses. We win when our customers win. For example, in our Enterprise Solutions segment, the core value proposition of InvoiceCloud is to drive digital adoption, make it easy for our customers to connect digitally with their clients, and for these clients to adopt paperless billing and electronic payment methods. Because we monetize InvoiceCloud on a transaction basis, everyone wins when we are successful in driving digital adoption.

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Effective go-to-market.    We have an efficient and diversified go-to-market strategy tailored to each vertical we serve. For our SMB Solutions segment, we primarily generate inbound interest for SimplePractice through search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. For our Enterprise Solutions segment, we integrate our solutions with our customers’ back-end core systems, and we go-to-market with a partner-assisted direct sales force, which accelerates new customer acquisition and increases stickiness. Our efficient go-to-market strategy across our solutions has generated an LTV:CAC ratio of more than 11x for the years ended December 31, 2019 and 2020.

Our culture

At EngageSmart, we believe our culture is a competitive differentiator that drives our success. Our culture is built on four pillars: love, agency, connection, and impact.

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Love.    We promote love for our teammates, our customers, and our partners. Our culture is one of commitment to customer success and a collaborative environment, where people come to work with the knowledge that their work has purpose and their individual contributions matter.

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Agency.    We want to inspire agency in one another, in our customers, and in their clients. Agency gives people the permission to try new things, the autonomy to get things done without frustration, and access to more and better options.

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Connection.    We believe the true aim of engagement is connection. Our solutions connect legacy industries with leading technologies and enable more meaningful connections between our customers and their clients.

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Impact.    Our purpose is impact. In addition to bringing delight to the everyday experience between companies and their customers, we are committed to serving the community. This includes the places our teams are based and the entire planet.

Servant leadership permeates our organization and underpins our growth mindset. As servant leaders, our team members believe that our primary responsibility is to remove barriers for customers, partners and teammates with whom they work most closely. The servant leadership model puts customers and front-line staff at the top of the organizational chart. We believe the best leaders empower their teams to excel. Our employees feel empowered to respond rapidly, innovate quickly, and build effectively, enabling us to maintain product leadership and help our customers win in the marketplace. Our talented employees love to win, and we win when our customers and partners win.

Our employee NPS score of 72 for 2020 is a reflection of our employees’ sense of empowerment and engagement. Engaged employees are imperative to achieving excellent customer service and strong company performance. We strive to hire exceptionally talented people who embrace our culture because it is critical to our success; it sets us apart and allows us to win.

Our growth strategies

We are focused on growing and scaling our business in a rapid yet sustainable and disciplined fashion. We intend to drive significant growth by executing the following key strategies:

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Grow with existing customers.    We grow with our existing customers in two ways: adding product features and additional functionality to our solutions and continuing to drive digital adoption of our existing solutions. With SimplePractice, we have a successful track record of building a complete ecosystem for health and wellness clinicians that extends beyond practice management to professional websites, continuing education, digital content, and marketplace solutions. With InvoiceCloud, driving digital adoption enables us to capture more electronic bill payments and generate more transaction and usage-based revenue. Our ability to grow with and create value for our existing customers underpins our 124% dollar-based net retention rate as of December 31, 2020.

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Win new customers.    Our verticals are large, underpenetrated, and non-cyclical with significant whitespace, low digital adoption, and growing usage of software and payments. We believe there is a significant opportunity to attract new customers with our current offerings in our vertical end-markets. We plan to continue winning new customers by investing in our salesforce, improving the awareness of our brands and solutions, and building new partnerships and integrations. We intend to continue winning market share by driving product leadership and best-in-class digital adoption of our solutions.

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Build new, and enhance existing, products.    In order to maintain our product leadership, we continue to invest in new products and develop the tools and features that customers need to win in the marketplace. We actively solicit our customers’ feedback in order to build products that best fit their business needs. These insights enable us to continually assess opportunities to develop or enhance our products to further expand market share, drive customer stickiness, and fuel growth for our business.

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Expand into new verticals.    Many verticals are only just beginning their digital journeys, which provides a tremendous runway for growth. We intend to continue to expand into new verticals and sub verticals over time, and we are particularly attracted to verticals with low digital adoption and growing usage of software and payments. For example, the SimplePractice platform was originally built to meet the needs of mental health clinicians. Over time, we have tailored the platform to address specialties within mental health and expanded the platform to serve other health and wellness professionals such as speech language pathologists, occupational therapists and acupuncturists.

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Pursue select strategic acquisitions.    We plan to pursue strategic acquisitions that we believe will be complementary to our existing verticals and solutions and increase the value proposition we deliver to our customers. For example, we may pursue acquisitions that we believe will help us expand within existing or new industry verticals or enter new markets.

Our technology and architecture

Our solutions are architected and built on a common set of foundational technology principles that distinguish us and provide a multitude of benefits to our customers. Our solutions are designed from the ground up for speed-to-market, scalability, security, durability, and reliability. The foundational technology that enables these benefits includes:

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True SaaS.    SaaS is a licensing and delivery model that offers customers all of the benefits of an application without requiring continuous software upkeep by in-house staff or third parties. SaaS applications deliver the most up-to-date software through the Internet to a computer or mobile device. To be considered a true SaaS platform, all features, functionality, automation, security controls, data storage, and configuration must be delivered from a single code base on a multi-tenant infrastructure. Our solutions are true SaaS from the first line of code, not a legacy application migrated to the cloud or a retrofitted version of an application with a cloud database. All customers get the latest updates simultaneously and at more frequent intervals from a single platform.

Our solutions employ micro-services, containerization, and other modern architectural concepts that provide support for zero-downtime deployments, reduced testing complexity, pipeline and delivery automation, continuous delivery, and security by design. And, we are always investing in emerging technologies that will help to improve our customers’ experiences.

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Configure not customize.    Scaling to serve thousands of customers with unique engagement needs and business requirements demands substantial forethought and engineering. Surrendering to serve customers by customizing software is a costly and limiting strategy. We have invested tens of thousands of hours of engineering effort to adhere to the principles of exposing capabilities through configuration of our SaaS solutions, making them available to all customers with the “flip of a switch” without compromising speed, security, or upgradability. New customers can onboard quickly without prolonged implementations and all customers can embrace new capabilities at their own pace. Our solutions are designed to avoid legacy dead ends or big-bang deployment risk associated with customizations.

Customers can configure their experience by opting into the features or services they need or want in many cases on their own, or if they choose, with assistance. No custom coding is necessary to take advantage of our SaaS platform capabilities.

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Extend capabilities through integrations.    Our solutions embrace the power of partnerships through integration. Some of our customers have other technology and systems that serve as the core software systems and deliver or receive data about their clients. We have implemented customer and vendor-facing APIs, web service endpoints, and other integrations with many core software system providers and vendors. The architecture of the integrations and the design patterns we employ help us quickly extend our integrations to new providers or vendors.

Key features of our solutions

SimplePractice

SimplePractice is an end-to-end practice management and EHR platform that health and wellness professionals use to manage their practices. SimplePractice optimizes the clinician and patient experience by enabling clinicians to engage and communicate with their clients across channels, schedule appointments, document cases, and handle all aspects of billing on one integrated platform. In 2020, SimplePractice helped its customers manage and see 3.9 million patients and over 44 million appointments were scheduled through SimplePractice’s platform. For the majority of clinicians still using pen and paper to run their business, adopting an end-to-end practice management platform is transformative. We deliver this value proposition with the following key features:

Client communication

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The client portal.    Provides patients with a single online portal where they can book appointments, send and receive secure, mobile-friendly paperwork, upload insurance forms, update credit card information, enroll in AutoPay, receive and pay bills, send and receive HIPAA-compliant messages, and engage with healthcare providers through telehealth.

•

Telehealth.    HIPAA-compliant video calling designed for data security with encryption. Optimized for accessibility, patients are able to start a video call by clicking a link in an email without logging in. Clinicians are able to adjust the view and to conveniently share materials with patients on the screen in a secured manner. In 2020, SimplePractice facilitated nearly 17 million telehealth sessions between clinicians and their patients.

•	Secure messaging. Enables clinicians and their clients to securely and seamlessly communicate outside of scheduled appointments.

“One of the most helpful features of SimplePractice is the automatic appointment reminders and knowing that SimplePractice is doing the work to remind clients for their appointments is so helpful and was a selling feature of SimplePractice for me.”

—Taylor Moss, LMFTA

Scheduling

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Online booking.    Allows patients to request appointments online when it is top-of-mind and gives clinicians the flexibility to accept or adjust the appointments at their convenience. SimplePractice’s online booking feature enables clinicians to transform their clients’ experience while maintaining control of their calendars. This feature enables clinicians to accelerate their business and improve their clients’ experience; in 2019, approximately 34% of appointments are scheduled after-hours and 68% of clients expect the option to book online.

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Appointment reminders.    Omni-channel messaging enables clinicians to set up automated reminders and connect with their patients to confirm appointments across text, voice, or email. Clients have the option to confirm or cancel via text message. Automated, personalized appointment reminders help practitioners reduce no-shows without increasing the time spent confirming with clients ahead of each appointment.

•	Calendar sync. Clinicians are able to automatically sync their appointments with their iCal, Google, and Outlook calendars to stay organized across all calendars and streamline appointment scheduling.

“There’s a widget that we can put on our website so clients can look at our calendars, schedule directly through that, and fill out all the paperwork before we even had any conversation with them. SimplePractice smoothes the process of us scheduling client appointments.”

—James Guay, LMFT

Documentation

•	Notes. Omni-channel, secure note taking feature allows clinicians to sign and lock notes from their mobile device.

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Treatment and planning.    Clinicians have the ability to efficiently optimize client outcomes by adding an assessment from a robust template library to a client’s profile or adding a diagnosis and an ICD-10 code from an auto-populated list developed from information we source from the American Psychiatric Association and the Centers for Medicare & Medicaid Services rather than create a treatment plan from scratch. Clinicians can also access Wiley Treatment Planners to choose from over 1,000 pre-written treatment goals, objectives, and interventions organized by commonly encountered problems in treating patients who seek mental health care.

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Paperless intake.    Clinicians choose from a library of customizable intake forms. Clients have the ability to complete the intake process online ahead of an initial appointment and all information is fed into a centralized, secure information system.

“When I finish with clients, I flip open my laptop, I log on to SimplePractice real quick, and I write my notes in 5 or 10 minutes at the most.”

—Katie Malinski, LCSW-S

Billing

•	AutoPay. Enables clinicians to enroll their clients in AutoPay, saving time, adding visibility into the payment process, and eliminating the need to follow up with clients on unpaid appointments.

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Credit card processing.    Includes features designed to make it easy for clients, their caregivers, or third-party billing contacts to pay with a credit card directly from their online Client Portal. Integrated credit card processing drives faster payments and cards are stored with bank-level security.

•	Claim filing. Enables clinicians to generate and send digital invoices, statements, superbills or other detailed service invoices, and CMS-1500 forms with just a few clicks.

“Using SimplePractice has made it easy to take care of billing. And it’s all in one platform so I can focus on working with my patients.”

—Dr. Melissa Brown

Additional features / products

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Professional websites.    Allows clinicians to quickly and easily create and launch a customized and professional mobile-friendly website that is automatically integrated into an EHR system. Our easy-to-use website builder allows for customizable themes, imagery, and colors, and is also SEO-optimized.

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SimplePractice Learning.    An online education marketplace offering on-demand courses, expertly-curated continuing education, and business building video courses for students and professionals. Clinicians in certain states are able to satisfy certain requirements of their ongoing licensure requirements with SimplePractice Learning, and they are able learn about building, growing, and marketing their practices.

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Pollen magazine.    An online magazine where health and wellness practitioners can read inspiring articles about growing and sustaining a private practice, being a better clinician, how software tools can improve their practice, industry news, and wellness best practices. Pollen serves the entire ecosystem and is used as a content hub for practitioners in different stages of their journey.

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The Monarch marketplace.    Launched in March 2021, Monarch brings together clinicians and therapy seekers making it easier for clinicians to expand their practices and patients to find the right clinician. A key differentiator for Monarch is the integration with SimplePractice, enabling therapy seekers to easily view a clinician’s availability and request an appointment online.

InvoiceCloud

InvoiceCloud drives digital adoption and makes it effortless for our customers to connect digitally with their clients, and for these clients to adopt paperless and electronic payment methods. We deliver this value proposition with the following key features:

Biller enablement

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Biller portal.    Extensive reporting and administration tools to make administration, reconciliation, and data mining easier for our customers. Our customer portal is a user-friendly interface for customers that provides features like permission-based accounts for all types of roles, date-range reporting for customer payments, email tracking, scheduled payment reports, paper suppression history, easy reconciliation, full control over our email communication engine and content, and full control over e-payment batches and reporting.

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Communications management.    Single platform to manage all communications, including email and SMS, to ensure that end users pay bills on time. Offers communication strategies and templates to maximize payment conversion and automates communications around the customer experience, including bill reminders, expiring credit cards, enrollment confirmations, and upcoming scheduled payments.

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Cloud Store and Cloud Pay.    Streamlined checkout process that allows our customers to accept multiple invoices simultaneously through a single checkout process. Enables customers to easily accept payments for non-invoiced services.

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Email/text notifications.    Automated email and text notifications designed based on human behavior to maximize the conversion to digital payments. Beyond reminders of upcoming payments, the client receives confirmation of payments along with critical notification about their accounts.

Payer enablement

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Scheduled payments.    Offers clients the ability to schedule payments or enroll in AutoPay, which saves the payer time and creates a better client experience. By driving AutoPay adoption, we provide customers with payment visibility and reduced customer service calls.

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Omni-channel payment acceptance.    Customers have the ability to meet payers where it is easiest for them, securely access billing data, and pay using credit, debit, ACH, and digital wallet methods across our omni-channel customer engagement platform. We enable our customers to provide a consistent customer experience across online, mobile, IVR, point-of-sale screens, CSR interfaces, and partner customer portals.

•	Full feature guest checkout. Removes the “log-in wall” barrier to adoption by giving payees the ability to enroll in paperless, AutoPay and other services as part of guest checkout.

•	Automated reminders and notifications. Clients have the ability to sign up for text reminders and add calendar reminders. These added touch points increase the probability of receiving the payment.

HealthPay24

HealthPay24 helps health systems, physician groups, dental practices, and medical billers efficiently drive patient self-pay collections while increasing customer satisfaction. We deliver this value proposition through the following key features:

•	Omni-channel payment acceptance. Provides customers the ability to accept payments through many different channels, meeting the payers where it is most convenient for them.

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Enhanced reconciliation.    Efficient, accurate reconciliation via our “single source of truth” to check against bank and settlement data with automatic transaction posting to enterprise resource planning/accounting systems or payment management systems.

•	Robust EHR Ecosystem. Integrates real-time with all major electronic medical record, EHR, billing, and legacy record systems.

•	Reporting analytics & insights. Identifies and monitors key performance indicators, tracks patient satisfaction levels, and automates, shares, and exports robust reports.

•	Security. Provides superior payment security with PCI-validated point-to-point encryption, HIPAA compliance, and omni-tokenization.

DonorDrive

DonorDrive helps non-profits, healthcare organizations, and higher education institutions produce virtual events, launch branded donation campaigns, and create peer-to-peer fundraising experiences. We deliver this value proposition with the following key products:

•	Peer-to-peer fundraising. Simplifies the donation process for participants and donors.

•	Virtual fundraising. Enables live streaming, charity-focused online gaming, and activity tracking.

•	Donation campaigns. Ready-to-go donation campaign solutions that include real-time insights, seamless reporting, flexible and secure payment methods, and easy-to-implement branded campaigns.

Our customers

We serve a wide variety of customers across our verticals. The majority of our customers are based in the United States. Below is a breakdown of the number of customers we served for the periods presented for each of our segments.

	Predecessor 2019 Period	Successor 2019 Period	Year ended December 31, 2020
Customers in the SMB Solutions segment	22,450	34,286	57,526
Customers in the Enterprise Solutions segment	1,332	1,481	2,894

Customer case studies

California Mutual

California Mutual is a California domestic insurance company operating in California since 1920, which offers policyholders lines of personal and commercial insurance. California Mutual was in search of an electronic bill presentment and payment (“EBPP”) platform that could seamlessly integrate with their policy administration system. They needed a solution that could simplify payment reconciliations, enhance the client experience, and offload compliance liability.

The Challenge

California Mutual’s payment processing platform was clunky and difficult to use. In addition, it was not integrated with the core policy administration system resulting in a time-consuming payment reconciliation process. Other challenges included:

•	limited payment options caused a poor user experience;

•	lack of self-service functionality increased staff workload;

•	increased concerns about compliance liability; and

•	high costs associated with printing and mailing paper bills.

The Solution

California Mutual needed an EBPP that could seamlessly integrate with their core policy administration system to accelerate reconciliations and simplify the payment process for policyholders. They chose InvoiceCloud as it provided everything they needed to:

•	simplify reconciliations to improve staff efficiencies;

•	provide a better user experience to drive more digital payments;

•	increase self-service adoption with omni-channel payment option; and

•	protect sensitive data to reduce compliance liability.

The Results

After implementing InvoiceCloud, California Mutual has seen several benefits, including:

•	increased e-adoption and higher customer satisfaction due to an enhanced user experience;

•	improved staff efficiencies with an increase in self-service, paperless, and AutoPay registration;

•	accelerated reconciliations through a seamless integration with the core billing system;

•	quick and easy technology updates with a true SaaS platform; and

•	PCI Level 1 security to ensure compliance liability.

Since the first month they became a customer, California Mutual experienced:

•	15 hours per week saved in payment reconciliation;

•	151% increase in e-adoption;

•	15x increase in paperless enrollment (from 3% in Month 1 to 44% in Month 14); and

•	decrease in mailed payments (from 21% in Month 1 to 53% in Month 14).

City of Escondido

The City of Escondido is located in Southern California, just 30 miles northeast of San Diego. Its Utility Billing office, which is a division of the Finance Department, processes payments for Escondido’s over 30,000 utility customers. In order to meet its PCI compliance requirements, the City of Escondido decided to move its online payment processing to a third-party vendor. Unfortunately, the system that was implemented created challenges for the city and its citizens through a difficult user experience, lack of convenient payment options and lack of real-time integration, among other issues. The City of Escondido chose InvoiceCloud based on a proven ability to simplify enrollment and provide a better user experience in order to drive more digital payments.

The Challenge

Escondido’s previous online payment processing vendor caused challenges for both the city and its citizens. A difficult user experience spiked call center volume, as customers needed assistance completing basic tasks such as registration. In addition:

•	lack of convenient payment and reporting functions increased manual workload for CSRs and staff;

•	lack of real-time integration slowed collections; and

•	no paperless billing program existed to reduce expenses for the city.

The Solution

Escondido needed an EBPP provider that could help quickly remove current obstacles. They chose InvoiceCloud based on a proven track record and the ability to help:

•	simplify enrollment to provide a better user experience and drive more digital payments;

•	increase customer self-service payment options to reduce calls and improve staffing efficiencies;

•	simplify collections with real-time integrations; and

•	decrease print and mail costs.

The Results

Since implementing InvoiceCloud, the City of Escondido has realized significant benefits, including:

•	increased self-service and higher customer and staff satisfaction due to an enhanced user experience, expanded payment options, and easier enrollment process;

•	improved efficiencies that enable staff to shift focus to higher priority items;

•	no lost data and reduced manual labor with real-time software integration;

•	lower print and mail costs due to higher paperless adoption; and

•	PCI Level 1 security to protect sensitive data.

After 9 months live, the City of Escondido experienced:

•	242% increase in self-service e-payment adoption;

•	$23,000 in savings from an increase in paperless adoption from 1,740 to 6,367 paperless bills per month;

•	52% overall electronic payment adoption;

•	21% of customers enrolled in paperless billing; and

•	69% reduction in monthly inbound payment related calls from 4,240 to 1,300.

Our go-to-market strategy

We employ a diversified and efficient go-to-market strategy that leverages digital marketing, direct sales, referrals, and strategic partnerships to accelerate new customer acquisition.

For our solutions in our SMB Solutions segment, we primarily generate inbound interest through search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. We employ a self-service model. Most customers navigate to our website and adopt our solution without ever speaking with a SimplePractice employee. Our product-led strategy has led to our success in establishing SimplePractice as one of the leaders in practice management software with a customer NPS of 60.

For our solutions in our Enterprise Solutions segment, we integrate directly with our customers’ back-end core systems, and we go to market with a direct sales force, sometimes in conjunction with strategic partners, such as back-end software providers. We leverage partners for lead generation and selling support, and we have over 300 unique integrations to customer billing and client management systems. Our partnerships provide us greater reach into vertical markets with pre-qualified leads that drive highly efficient sales processes. Through our strategic partnerships, we enjoy a shorter sales cycle, which enables our sales team to spend less time prospecting and more time selling. Our partner integrations enable us to deliver richer payer experiences through real-time, bi-directional data exchange. Our partnerships are centered around referrals as between the partners that result in two-party contracts between the customer and ourselves.

Our direct sales team is responsible for outbound lead generation, driving new business and helping to manage account relationships and renewals. Our sales team also maintains close relationships with existing customers and helps identify and understand their specific needs to help inform our product roadmap.

Research and development

Research and development is a key factor that drives our product leadership, and we invest substantial time, energy, and resources to ensure we have a deep understanding of our customers’ needs in each vertical we serve. We continually innovate to deliver value-added features and focus on creating solutions that directly address our customers’ pain points. We work closely with our customers to capture their feedback, and we utilize our deep vertical domain expertise to enhance our product design. Our research and development organization consists of engineering, product, and design teams, and these teams are responsible for the design, development, testing, deployment, and ongoing support of our solutions. Research and development spend was $20.8 million for the year ended December 31, 2020, representing 14.2% of revenue.

Competition

The market for vertically-tailored, customer engagement software and integrated payments is highly fragmented. We primarily compete with manual processes, point solution vendors, and legacy and modern solution providers. We believe the combination of our true SaaS solutions, vertical domain expertise, customer and product focus, and exceptional talent distinguishes us from the competition.

For our solutions in our SMB Solutions segment, which include SimplePractice, we primarily compete against pen and paper, point solution vendors, and a number of horizontal and vertically-specialized solutions, including practice management software providers. We believe we compete favorably on the following key competitive factors:

•	Simplicity and ease of use
•	Product strategy and speed of innovation
•	Breadth and depth of solution
•	Quality and integration of products and features
•	Brand awareness and reputation
•	Pricing and costs

•	Customer support capabilities
•	Platform security

For our solutions in our Enterprise Solutions segment, we primarily compete against bill presentment and payment systems internally developed by financial institutions, as well as legacy and modern solution providers. We believe we compete favorably on the following key competitive factors:

•	Product strategy and speed of innovation
•	Vertically-tailored products and features
•	Ability to drive end user digital adoption
•	Breadth and depth of solution
•	Ability to integrate with our customers’ back-end core systems
•	Ease of deployment and implementation speed
•	Brand awareness and reputation
•	Pricing and costs
•	Scalability and reliability
•	Security
•	Customer satisfaction
•	Customer service capabilities
•	Total cost of ownership and return on investment

We believe we compete favorably with respect to these factors within the industry verticals we serve, but we expect competition to continue and increase as existing competitors continue to evolve their offerings and as new companies enter our market. To remain competitive, we believe we must continue to invest in research and development, sales and marketing, and client support.

Intellectual property

We rely on a combination of intellectual property rights, including patents, trademarks, copyrights, and trade secrets as well as contractual rights, to protect our proprietary software and our brands. We have obtained or applied for patent protection in the United States on certain material aspects of our proprietary technologies and we have registered or applied to register certain of our trademarks in the United States. In addition to the intellectual property that we own, we license certain technologies and intellectual property from third parties, including software that is incorporated in our platform. We generally control access to and use of our software and other proprietary or confidential information through the use of internal and external controls, including entering into non-disclosure and confidentiality agreements with both our employees and third parties who have access to our software and other confidential information.

As of December 31, 2020, we held 7 issued U.S. patents related to our proprietary technologies. If our currently issued patents are maintained until the end of their terms, they will expire between 2026 and 2037. The expiration of these patents is not reasonably likely to have a material adverse effect on our business, financial condition or results of operations. In addition, as of December 31, 2020, we owned 13 registered trademarks in the United States.

We also own several domain names, including engagesmart.com. For additional discussion of how intellectual property protection affects our business, see the section titled “Risk factors—Risks related to our technology and intellectual property.”

Employees and human capital resources

As of December 31, 2020, we had a total of 575 full-time employees. We also engage contractors and consultants. We have invested substantial time and resources in building our team. We are highly dependent on our management, highly-skilled software engineers, sales personnel, and other professionals, and it is crucial that we continue to attract and retain valuable employees. To facilitate attraction and retention, we strive to make EngageSmart a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and develop in their careers, supported by strong compensation and benefits programs. None of our employees are represented by a labor union or covered by collective bargaining agreements and we believe that our employee relations are strong. See “—Our culture.”

Government regulation

Healthcare laws and regulations

Our business is subject to extensive, complex and rapidly changing federal and state healthcare laws and regulations. Various federal and state agencies have discretion to issue regulations and interpret and enforce healthcare laws. These regulations can vary significantly from jurisdiction to jurisdiction, and interpretation and enforcement of existing laws and regulations may change periodically, based on changes in regulatory agency enforcement priorities, for example. We cannot be assured that a review of our business by courts or regulatory authorities will not result in determinations that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations. Federal and state legislatures also may enact various legislative proposals that could materially impact certain aspects of our business. In addition, our consumer transactions business is subject to certain financial services laws, regulations and rules, such as the Payment Card Industry Data Security Standards.

U.S. state and federal health information privacy and security laws

There are numerous U.S. federal and state laws and regulations related to the privacy and security of personally identifiable information, including health information. In particular, HIPAA establishes privacy and security standards that limit the use and disclosure of protected health information (“PHI”), and require the implementation of administrative, physical, and technical safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Our clients are regulated as covered entities under HIPAA. As a service provider who creates, receives, maintains or transmits PHI on behalf of our covered entity customers, we are a “business associate” as defined under HIPAA. Since the effective date of the HIPAA Omnibus Final Rule on September 23, 2013, certain HIPAA requirements are also directly applicable to business associates.

Violations of HIPAA may result in civil and criminal penalties and a single breach incident can result in violations of multiple standards. We must also comply with HIPAA’s breach notification rule. Under the breach notification rule, business associates must notify covered entities of a breach, and those covered entities must notify affected individuals without unreasonable delay in the case of a breach of unsecured PHI, which may compromise the privacy, security or integrity of the PHI. In addition, notification must be provided to the U.S. Department of Health and Human Services (“HHS”) and the local media in cases where a breach affects more than 500 individuals. Breaches affecting fewer than 500 individuals must be reported to HHS on an annual basis. In the event of a breach, our covered entity customers may require we provide assistance in the breach notification process and may seek indemnification and other contractual remedies.

State attorneys general also have the right to prosecute HIPAA violations committed against residents of their states. While HIPAA does not create a private right of action that would allow individuals to sue in civil court for a HIPAA violation, its standards have been used as the basis for the duty of care in state civil suits, such as those for negligence or recklessness in misusing personal information. In addition, HIPAA mandates that HHS conduct periodic compliance audits of HIPAA covered entities and their business associates for compliance. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. In light of the HIPAA Omnibus Final Rule, recent enforcement activity, and statements from HHS, we expect increased federal and state HIPAA privacy and security enforcement efforts. Further, proposed changes to HIPAA provisions may increase our costs to comply.

Many states in which we operate and in which our patients reside also have laws that protect the privacy and security of sensitive and personal information, including health information. These laws may be similar to or even more protective than HIPAA and other federal privacy laws. For example, the laws of the State of California, in which we operate, are more restrictive than HIPAA. California recently passed the California Consumer Privacy Act (the “CCPA”), which will go into effect January 1, 2020. While any information we maintain in our role as a business associate may be exempt from the CCPA, other records and information we maintain on our customers may be subject to the CCPA. Where state laws are more protective than HIPAA, we must comply with the state laws we are subject to, in addition to HIPAA. In certain cases, it may be necessary to modify our planned operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. In addition, state laws are changing rapidly, and there is discussion of a new federal privacy law or federal breach notification law, to which we may be subject.

In addition to HIPAA, state health information privacy and state health information privacy laws, we may be subject to other state and federal privacy laws, including laws that prohibit unfair privacy and security practices and deceptive statements about privacy and security and laws that place specific requirements on certain types of activities, such as data security and texting.

In recent years, there have been a number of well publicized data breaches involving the improper use and disclosure of personally identifiable information and PHI. Many states have responded to these incidents by enacting laws requiring holders of personal information to maintain safeguards and to take certain actions in response to a data breach, such as providing prompt notification of the breach to affected individuals and state officials. In addition, under HIPAA and pursuant to the related contracts that we enter into with our business associates, we must report breaches of unsecured PHI to our contractual partners following discovery of the breach. Notification must also be made in certain circumstances to affected individuals, federal authorities and others.

Telephone Consumer Protection Act (TCPA)

The Telephone Consumer Protection Act (the “TCPA”) is a federal statute that protects consumers from unwanted telephone calls and faxes. Since its inception, the TCPA’s purview has extended to text messages sent to consumers. Our services that leverage text messaging are subject to the TCPA and its regulations and agency guidance.

State fee-splitting laws

We frequently enter into services contracts with healthcare provider organizations pursuant to which we provide them with billing, coding and claims submission, insurance enrollment verification, patient intake, scheduling, appointment reminders, and a range of other services. These contractual relationships are subject to various state laws, including laws that prohibit fee-splitting, or the sharing of professional services income with nonprofessional or business interests.

Some fee-splitting requirements may apply to us even if we do not have a physical presence in the state, based solely on our agreements with providers licensed in the state. These laws vary from state to state and are subject to broad interpretation and enforcement by state regulators. A determination of non-compliance against us and our arrangements with our healthcare provider customers could lead to adverse judicial or administrative action, civil or criminal penalties, receipt of cease and desist orders from state regulators, loss of provider licenses, and/or restructuring of these arrangements.

Healthcare Fraud and Abuse Laws

Although we do not directly provide any items or services that are reimbursed by any third-party payor, EHR vendors, and practice management solutions providers like us are nonetheless subject to a number of federal and state healthcare regulatory laws that restrict certain business practices in the healthcare industry. These laws are complex, may change rapidly and their application to our specific solutions and relationships may not be clear and may be applied to our business in ways we do not anticipate. These laws include, but are not limited to, federal and state anti-kickback, false claims and other healthcare fraud and abuse laws.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. The federal Anti-Kickback Statute includes statutory exceptions and regulatory safe harbors that protect certain arrangements. Failure to meet the requirements of the safe harbor, however, does not render an arrangement illegal. Rather, the government may evaluate such arrangements on a case-by-case basis, taking into account all facts and circumstances, including the parties’ intent and the arrangement’s potential for abuse, and may be subject to greater scrutiny by enforcement agencies.

The Federal False Claims Act (the “FCA”) prohibits a person from knowingly presenting, or caused to be presented, a false or fraudulent request for payment from the federal government, or from making a false statement or using a false record to have a claim approved. The federal FCA further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual, a “whistleblower,” who is an original source of the allegations. Moreover, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. The government has prosecuted practice management service providers for causing the submission of false or fraudulent claims in violation of the FCA, and vendors of EHR software for, among other things, misrepresenting the capabilities of software and payment of kickbacks to certain customers in exchange for promoting products in violation of the federal Anti-Kickback Statute and FCA. Penalties for a violation of the FCA include fines for each false claim, plus up to three times the amount of damages caused by each false claim.

HIPAA also established federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Several states in which we operate have also adopted similar fraud and abuse laws as described above. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Some state fraud and abuse laws apply to items or services reimbursed by any payor, including patients and commercial insurers, not just those reimbursed by a federally funded healthcare program.

Violation of any of these laws or any other governmental regulations that apply may result in significant penalties, including, without limitation, administrative civil and criminal penalties, damages, disgorgement, fines, additional reporting requirements and compliance oversight obligations, contractual damages, the curtailment or restructuring of operations, exclusion from participation in governmental healthcare programs and/ or imprisonment.

Reimbursement

Our healthcare provider customers are subject to regulation by a number of governmental agencies, including those that administer government healthcare programs such as the Medicare and Medicaid programs. Accordingly, our healthcare provider customers are sensitive to legislative and regulatory changes in, and limitations on, the government healthcare programs and changes in reimbursement policies, processes, and payment rates. During recent years, there have been numerous federal legislative and administrative actions that have affected government healthcare programs, including adjustments that have reduced or increased payments to healthcare providers and adjustments that have affected the complexity of our work and required modifications to our platforms. For example, the Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) established a Quality Payment Program (“QPP”) that requires provider groups to track and report a multitude of data relating to quality, clinical practice improvement activities, use of an EHR, and cost. Success or failure with respect to these measures may impact reimbursement in future years. Similarly, healthcare reform is causing some payors to transition from volume to value-based reimbursement models, which can include risk-sharing, bundled payment and other innovative approaches. It is possible that the federal or state governments will implement additional reductions, increases, or changes in reimbursement in the future under government programs that adversely affect our customer base or increase the cost of providing our services. Any such changes could adversely affect our own financial condition by reducing the reimbursement rates of our customers.

Healthcare reform

In the United States, there have been, and we expect there will continue to be, a number of legislative and regulatory changes to the healthcare system, many of which are intended to contain or reduce healthcare costs. By way of example, in the United States, the ACA substantially changed the way healthcare is financed by both governmental and private insurers. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA and on June 17, 2021, the U.S. Supreme Court reversed the lower courts’ decision and effectively dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other challenges to the ACA, if any, will impact the ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through December 31, 2021, unless additional Congressional action is taken. In addition, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

The results of the 2020 presidential and congressional elections and current litigation regarding the ACA have created regulatory uncertainty, including with respect to the United States government’s role in the healthcare industry. As a result, there are renewed and reinvigorated calls for health insurance reform, as well as changes to the ACA, which could cause significant uncertainty in the United States healthcare market. Additional state and federal health care reform measures may also be adopted in the future, any of which could have a material impact on our and our customers’ business and financial condition.

Facilities

Our corporate headquarters is located in Braintree, Massachusetts, where we lease approximately 20,443 square feet of space under a lease that expires in October 2024. We also maintain other offices in North America, including in Santa Monica, California, Los Angeles, California, Marlborough, Massachusetts, Brownsville, Texas, Memphis, Tennessee, Madison, Wisconsin, Mechanicsburg, Pennsylvania, Cincinnati, Ohio and Williamsville, New York. We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Legal proceedings

We are regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations, and other legal and regulatory proceedings involving personal injury, intellectual property, including patent infringement, property damage, labor and employment, commercial and contract disputes, unfair competition, consumer protection, data protection and privacy, environmental, health and safety, taxes, pricing and fees, weights and measures, compliance with regulatory requirements, and other matters. We believe that there is no pending or threatened legal proceeding that has arisen from these matters that individually is likely to have a material impact on our business, financial condition, results of operations or cash flows. However, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Moreover, results of litigation and claims are inherently unpredictable, and legal proceedings related to such accidents or incidents could, in the aggregate, have a material impact on our business, financial condition, results of operations, and cash flows.

Management

The following table sets forth the name, age as of the date of this prospectus, and position of the individuals who currently serve as directors and executive officers of EngageSmart, LLC, and will continue to serve as directors and executive officers of EngageSmart, Inc. following the Corporate Conversion and the closing of this offering. The following also includes certain information regarding the individual experience, qualifications, attributes, and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position

Robert P. Bennett	65	Founder, Chief Executive Officer and Director

Thomas Griffin	55	President, Enterprise Solutions

Cassandra Hudson	39	Chief Financial Officer

Charles Kallenbach	58	General Counsel

Jonathan Seltzer	39	President, SMB Solutions

Paul G. Stamas	39	Chairman

Matthew G. Hamilton	37	Director

David Mangum	55	Director

Preston McKenzie	54	Director

Raph Osnoss	34	Director

Executive officers

Robert P. Bennett has served as our Founder, Chief Executive Officer and as a member of our board of directors since 2019. Prior to serving in these roles, Mr. Bennett served as Chief Executive Officer of Invoice Cloud, Inc., the predecessor of EngageSmart and a current subsidiary of EngageSmart since 2009. From December 2001 to 2008, he served as the President of Sage Payment Solutions. Prior to his time at Sage, and since he formed his first business, MicroFridge, Inc,, Mr. Bennett has served in senior leadership roles, MicroFridge, Inc. Since 2011, Mr. Bennett has also served on the board of directors of Walpole Cooperative Bank. Mr. Bennett holds a Bachelor of Arts in Applied Math and Computer Science from the University of Maine and a Master of Science in Engineering Management from Northeastern University. We believe that Mr. Bennett’s experience and success in both the payment solutions and SaaS industries make him well-qualified to serve on our board of directors.

Thomas Griffin has served as our President of Enterprise Business since 2019. Prior to joining EngageSmart, Mr. Griffin served as General Manager of Business to Consumer Commerce at Salesforce, a leading customer relationship management platform, where he held various roles, including at its predecessor, Demandware, since 2006. Mr. Griffin holds a Bachelor of Arts in History from Washington University in St. Louis and a Master of Business Administration from the Boston University Questrom School of Business.

Cassandra Hudson has served as our Chief Financial Officer since 2020. Prior to joining EngageSmart, Ms. Hudson was the Vice President of Finance and Chief Accounting Officer for Carbonite, a provider of data protection products for businesses, where she held various roles since 2008. Ms. Hudson also previously held positions at The Davenport Companies, RSM US LLP, and Henderson and Associates. Ms. Hudson holds a

Bachelor of Arts in Corporate Finance and Accounting and a Master of Business Administration in Accounting each from Bentley University and is a Certified Public Accountant in the Commonwealth of Massachusetts.

Charles Kallenbach, J.D. has served as our General Counsel since February 2021. Prior to joining EngageSmart, Mr. Kallenbach served as General Counsel and Secretary of Phreesia, Inc. from 2016 to 2020 and General Counsel and Chief Legal Officer at Heartland Payment Systems, Inc., which was acquired by Global Payments, Inc., from 2007 to 2016. Mr. Kallenbach began his legal career at Jones Day and Swidler Berlin Shereff Friedman LLP. Mr. Kallenbach holds a Bachelor of Arts in History from the University of Pennsylvania and a Juris Doctorate from the New York University School of Law.

Jonathan Seltzer has served as our President of SMB Solutions since June 2021 and was previously Executive Vice President of Business and Corporate Development from 2019 to 2021. Prior to joining EngageSmart, Mr. Seltzer served as Chief Financial Officer and Head of Corporate Development at CLEAResult Consulting Inc., where he held various other roles from 2014 to 2019. Mr. Seltzer also previously held positions at KRG Capital Partners, Wachovia Securities and Piper Jaffray. Mr. Seltzer holds a Bachelor of Arts in Political Science from the University of Wisconsin-Madison.

Directors

Paul G. Stamas has served as chairman of our board of directors since 2019. Mr. Stamas is a Managing Director at General Atlantic, a global growth investment firm, where he also serves as Co-Head of General Atlantic’s financial services sector. Prior to joining General Atlantic in 2010, Mr. Stamas was an Associate at Welsh, Carson, Anderson & Stowe, concentrating on investments in the healthcare services and information & business services sectors. Prior to that, he was an analyst in the Consumer Retail Group in the Investment Banking division at Goldman Sachs. Currently, Mr. Stamas currently serves on the board of directors of Creative Planning and SigFig, and he previously served on the board of directors of Insurity and Optionshouse. He also serves on the board of directors of the Harvard Business School Club of New York. Mr. Stamas holds a Bachelor of Science and Engineering in Operations Research & Financial Engineering from Princeton University and a Master of Business Administration from Harvard Business School. We believe Mr. Stamas is qualified to serve on our board of directors because of his knowledge of technology and the financial services industry and his service on the board of directors of numerous companies.

Matthew G. Hamilton has served as a member of our board of directors since the inception of EngageSmart, LLC. Previously, Mr. Hamilton had served on the board of InvoiceCloud, LLC since April 2015. Mr. Hamilton is also a Managing Director at Summit Partners (“Summit”), a private equity firm, where he has served in various roles since 2005. Mr. Hamilton also serves on the board of directors of a.k.a. Brands, Snap Financial, Patriot Growth Insurance Services, Frontline Advance, Quay Eyeware, Adviser Investments and Forma Brands. Mr. Hamilton holds a Bachelor of Arts in Economics from Colby College. We believe Mr. Hamilton’s investment experience and his service on the board of directors of numerous companies make him well-qualified to serve as a member of our board of directors.

David Mangum has served as a member of our board of directors since 2019. Mr. Mangum has also served as a Senior Advisor at General Atlantic, a global growth investment firm, since 2019. Prior to joining General Atlantic, Mr. Mangum was President and Chief Operating Officer of Global Payments Inc., where he served in various roles since 2008. While at Global Payments, Mr. Mangum lead their transformation from a payment processor to a technology services and software company. From 2007 to 2008, he served as Executive Vice President, Fiserv Corp., a financial services technology provider which acquired CheckFree Corporation, provider of financial electronic commerce solutions in 2007. Mr. Mangum was also Executive Vice President and Chief Financial Officer of CheckFree Corporation from 2000 to 2007 and its Senior Vice President, Finance and

Accounting, from 1999 to 2000. Mr. Mangum served on the board of directors of Thunder Bridge Acquisition II, LTD., a blank check company, from 2019 to 2021. Currently, Mr. Mangum serves on the board of directors of Thunder Bridge Capital Partners III Inc., a blank check company, a role he has held since 2020 and of Thunder Bridge Capital Partners IV, Inc., a blank check preferred company, a role he has held since 2021. He also serves on the board of directors of Nextech, an EHR and practice management solution for specialty providers, a role he has held since 2020. Mr. Mangum holds a Bachelor of Arts in Political Science from Carleton College. We believe Mr. Mangum’s experience as an executive in payment technology companies makes him well-qualified to serve as a member of our board of directors.

Preston McKenzie has served as a member of our board of directors since 2019. Mr. McKenzie has also served as Operating Partner at General Atlantic since 2019, after serving as a Special Advisor from 2017 to 2018. Prior to joining General Atlantic, Mr. McKenzie served as Chief Executive Officer of NEWSCYCLE Solutions from 2013 to 2017, and Chief Executive Officer of MicroEdge from 2010 to 2013. Prior to that, he also held various senior roles at Thomson Reuters, including serving as Vice President and General Manager of their Business Development division. Mr. McKenzie also serves on the board of directors of Ethisphere and formerly served on the board of directors of Insurity and Mi9 Retail. Mr. McKenzie holds a Bachelor of Arts in Journalism from the University of North Carolina and a Master of Business Administration from the University of Minnesota. We believe Mr. McKenzie’s experience as an executive in technology and his service on the board of directors of numerous companies make him well-qualified to serve as a member of our board of directors.

Raph Osnoss has served as a member of our board of directors since 2019. Mr. Osnoss currently serves as a Principal at General Atlantic and focuses on the firm’s investments in the financial services sector. Prior to joining General Atlantic, Mr. Osnoss was an Associate at Berkshire Partners, a private equity firm, from 2010 to 2012. Previously, he was also an analyst in the Investment Banking Division of Goldman Sachs from 2008 to 2010. He currently serves on the boards of Amount, Inc., a banking and loan origination software provider, Alkami Technology, Inc., a cloud-based digital banking platform, and Avant, LLC, a financial technology company. He previously served on the board of directors of Insurity, Inc, a cloud-based solutions and data analytics company. He also serves on the board of Edible Schoolyard NYC, a food and education-focused charitable organization. Mr. Osnoss holds a Bachelor of Science in economics from the Wharton School at the University of Pennsylvania and a Master of Business Administration from Harvard Business School. We believe Mr. Osnoss is qualified to serve on our board of directors because of his knowledge of technology and the financial services industry.

Family relationships

There are no family relationships among any of our directors or executive officers.

Board composition

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current limited liability company agreement, our directors were elected as follows:

•	Mr. Stamas, Mr. Mangum, Mr. McKenzie and Mr. Osnoss were elected pursuant to designation rights held by General Atlantic; and

•	Mr. Bennett and Mr. Hamilton were elected pursuant to designation rights held by shareholders affiliated with Summit and certain other holders of Class A-2 common shares.

Upon the effectiveness of the registration statement of which this prospectus forms a part, our limited liability company agreement will be terminated in connection with the Corporate Conversion. Prior to the consummation of this offering, we will enter into the Stockholders’ Agreement with General Atlantic, Summit

and                 , pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of                 . For a description of the terms of the Stockholders’ Agreement, see “Certain relationships and related party transactions—Stockholders’ Agreement.”

Director independence

We will be a “controlled company” under the rules of the                . The rules of the                define a “controlled company” as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of this offering, General Atlantic will beneficially own approximately                % of the combined voting power of our outstanding capital stock (or                % if the underwriters exercise their option to purchase additional shares of                common stock in full). As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the NYSE rules. Even though we will be a controlled company, we are required to comply with the rules of the SEC and the NYSE relating to the membership, qualifications and operations of the audit committee, as discussed below.

If we cease to be a controlled company and our common stock continues to be listed on the NYSE, we will be required to comply with these requirements by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

Our board of directors has determined that all of our directors, other than                 , qualify as “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing rules of the NYSE (the “Listing Rules”).                is not considered independent by virtue of his position as our                . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has had with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence.

Classified board of directors

Upon the effectiveness of the registration statement of which this prospectus forms a part, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2024.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Leadership structure of the board

Our board of directors is currently chaired by Paul G. Stamas. Our corporate governance guidelines provide that, if the chairman of the board is a member of management or does not otherwise qualify as independent, the independent directors of the board may elect a lead director. The lead director’s responsibilities would include, but would not be not limited to: presiding over all meetings of the board of directors at which the chairman is not present, including any executive sessions of the independent directors; approving board meeting schedules and agendas; and acting as the liaison between the independent directors and the chief executive officer and chairman of the board. Our corporate governance guidelines further provide the flexibility for our board of directors to modify our leadership structure in the future as it deems appropriate.

Role of board in risk oversight process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.engagesmart.com upon the completion of this offering.

Audit committee

Our audit committee oversees our accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and pre-approves the audit and non-audit fees and services;

•	reviews and approves all related party transactions on an ongoing basis;

•	establishes procedures for the receipt, retention and treatment of any complaints received by the Company regarding accounting, internal accounting controls or auditing matters;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	discusses on a periodic basis, or as appropriate, with management the Company’s policies and procedures with respect to risk assessment and risk management;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•

investigates any reports received through the ethics helpline and reports to the Board periodically with respect to any information received through the ethics helpline and any related investigations; and

•	reviews the audit committee charter periodically and the audit committee’s performance on an annual basis.

Our audit committee consists of                , with                 serving as chair. Our board of directors has determined that all members are independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. Our board of directors has determined that                and                 are each an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our board of directors has also determined that each member of our audit committee can read and understand fundamental consolidated financial statements, in accordance with applicable requirements.

Compensation committee

Our compensation committee oversees policies relating to compensation and benefits of our executive officers and directors. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers. The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation, and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will periodically review and evaluate the compensation committee charter and will annually review the compensation committee’s performance. Our compensation committee consists of                , with                 serving as chair. We intend to avail ourselves of the “controlled company” exception under the Listing Rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.                 and                 do not qualify as “independent directors” under the Listing Rules.

Nominating and corporate governance committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and making recommendations to our board of directors concerning governance matters. Our nominating and corporate governance committee consists of                , with                 serving as chair. We intend to avail ourselves of the “controlled company” exception under the Listing Rules, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.                 and                 do not qualify as “independent directors” under the Listing Rules.

Compensation committee interlocks and insider participation

None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.

Code of business conduct and ethics

In connection with this offering, our board of directors intends to adopt a written code of business conduct and ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions, and agents and representatives. The full text of our code of business conduct and ethics will be posted on our website at www.engagesmart.com upon the completion of this offering. The audit committee of our board of directors will be responsible for overseeing our code of business conduct and ethics. Any waiver of the code of business conduct or ethics applicable for our directors, executive officers or other principal financial officers may be made only by our board of directors. We intend to disclose any future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and agents and representatives, on our website identified above or in public filings.

Executive and director compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary compensation table” below. In 2020, our “named executive officers” and their positions were as follows:

•	Robert Bennett, Chief Executive Officer (principal executive officer);
•	Howard Spector, former Chief Executive Officer of SimplePractice and, as of June 16, 2021, Founder Advisor; and
•	Cassandra Hudson, Chief Financial Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the initial public offering may differ materially from the currently planned programs summarized in this discussion.

Summary compensation table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2020.

Name and principal position	Year	Salary ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)(3)	Total
Robert Bennett	2020	600,000		240,000	500	840,500
Chief Executive Officer
Howard Spector	2020	600,000		500,000	2,500	1,102,500
CEO of SimplePractice
Cassandra Hudson	2020	57,211	1,167,500	22,630	—	1,247,341
Chief Financial Officer

(1)	In accordance with SEC rules, this column reflects the aggregate grant-date fair value of the option awards granted during 2020 computed in accordance with ASC Topic 718 for stock-based compensation transactions. Assumptions used in the calculation of these amounts are included in Note 12 – Stock/equity-Based Compensation to our consolidated financial statements included elsewhere in the prospectus for additional information. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

(2)	Amounts reflect annual cash performance-based bonuses earned during the year ended December 31, 2020. For additional information about the annual cash performance-based bonuses, please see the section titled “2020 Bonuses” below.

(3)	Amounts reflect 401(k) plan matching contributions.

Narrative to summary compensation table

2020 salaries

The named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for Messrs. Bennett and Spector were unchanged for the year ended December 31, 2020. Ms. Hudson’s employment commenced on November 2, 2020 and her annual base salary for 2020 was $350,000.

In connection with this offering, we expect that our executive compensation program will evolve to reflect our status as a newly publicly-traded company, while still supporting our overall business and compensation objectives. In connection with this offering, management has retained Compensia, an independent executive compensation consultant, to help advise on our post-offering executive compensation program.

2020 bonuses

We provide annual incentive cash bonuses, which we refer to as “Annual Bonuses,” to our named executive officers under our 2020 Annual Bonus Plan (the “Annual Bonus Plan”). Under the Annual Bonus Plan, Annual Bonuses for the named executive officers are determined based on achievement of Company EBITDA, revenue, new bookings and net promoter score targets. Company targets are generally established by our board of directors in its discretion during the first quarter of the calendar year.

Annual Bonuses are generally paid after the end of the calendar year in which they were earned. For the year ended December 31, 2020, each named executive officer’s Annual Bonus was based 50% on our Adjusted EBITDA performance, 20% on the our revenue performance, 20% on our new bookings performance, and 10% on our net promoter score performance. For these purposes, Mr. Bennett and Ms. Hudson’s Annual Bonuses were based on total company achievement while Mr. Spector’s Annual Bonus was based on SimplePractice achievement.

Annual Bonus amounts are based on individualized target amounts for the applicable year, with ultimate payouts of up to 110% of these individualized targets (which maximum may be increased in exceptional circumstances). For the year ended December 31, 2020, the target Annual Bonus amounts for Mr. Bennett, Mr. Spector, and Ms. Hudson were 40% of each of their respective base salaries, or $240,000, $240,000, and $22,630, respectively. For the year ended December 31, 2020, Annual Bonuses were paid out at 100% of target for Mr. Bennett, at 208% for Mr. Spector, and at 100% for Ms. Hudson. The actual annual cash bonuses awarded to each named executive officer for 2020 performance are set forth above in the Summary compensation table in the column entitled “Non-Equity Incentive Plan Compensation.”

Equity compensation

Certain of our named executive officers currently hold options to purchase Class A-3 common shares (“LLC Options”) under our Amended and Restated 2015 Stock Option Plan (the “LLC Option Plan”). Ms. Hudson was granted 250,000 LLC Options on November 2, 2020 in connection with the commencement of her employment. No other named executive officers were granted LLC Options in 2020. For additional information about the LLC Options held by our named executive officers, please see the section titled “Outstanding awards at year end” below. The LLC Options are generally divided equally between Service Options, which generally vest 25% on the first anniversary of the grant date and in 12 equal quarterly installments thereafter subject to the named executive officer’s continued employment through each applicable vesting date, and Performance Options, which generally vest based on the achievement of multiple of invested capital thresholds for General Atlantic (IC), L.P. in connection with a Change in Control (as such term is defined in the LLC Option Plan).

In connection with this offering, we intend to convert all outstanding LLC Options into options to purchase shares of our common stock, which we refer to as Pubco Options, on a                 basis. Additionally, we intend to convert all Performance Options into Service Options, or “Converted Options.” The vesting of the Converted Options will be                . Other than the changes to the vesting conditions of the Converted Options, the Pubco Options will be subject to the same terms and conditions applicable to the LLC Options under the existing LLC Option award agreements.

Under the documentation of the LLC Options in effect as of December 31, 2020, the vesting of all Service Options is generally subject to acceleration upon the occurrence of a Change in Control. Additionally, in the event a named executive officer is terminated without Cause (as defined in the LLC Option Plan) or resigns for

Good Reason (as defined in the LLC Option award agreement), and a Change in Control occurs during the six-month period following the date of such termination that would have otherwise caused any unvested Performance Options to become vested if the named executive officer had remained employed through the date of such Change in Control, then such unvested Performance Units that would have become vested in connection with such Change in Control shall vest as though the named executive officer had remained employed during such Change in Control. This offering will not constitute a Change in Control under the terms of the LLC Options and the LLC Option Plan. Our Compensation Committee, as the administrator of the LLC Option Plan, has the discretion to accelerate the vesting of any LLC Options at any time and from time to time.

We intend to adopt the 2021 Plan in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants and certain of our affiliates and to enable us and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. We expect that the 2021 Plan will be effective on the day prior to the first public trading date of our common stock, subject to approval of such plan by our stockholders. For additional information about the 2021 Plan, please see the section titled “Incentive award plans” below. Following this offering, we intend to freeze the LLC Option Plan and all future equity incentives will be granted under the 2021 Plan.

Other elements of compensation

CVR Unit Awards

Certain of our named executive officers currently hold CVR Unit Awards under the Hancock Parent, LLC CVR Bonus Award Plan, which we refer to as the CVR Units and the CVR Plan. CVR Units entitle the holder, subject generally to the holder’s continued employment through the date of payment, to a pro-rata portion of a bonus pool (based on a participant’s share of CVR Units held). The amount of this bonus pool is based on the amount of cash distributions received by General Atlantic (including any cash distributions held back and later released) exceeding a pre-established threshold in connection with and/or following an exit event, as defined in our LLC agreement. The maximum amount of this bonus pool is capped at $9,469,812.41.

In connection with this offering, we intend to                 .

No CVR Units were granted to our named executive officers in 2020. As of December 31, 2020, Mr. Bennet held 768,074 CVR Units and Mr. Spector held 166,681 CVR Units, none of which are subject to any vesting conditions.

Retirement plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are subject to two year vesting. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Employee benefits and perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;
•	medical and dependent care flexible spending accounts;
•	health savings accounts;
•	short-term and long-term disability insurance; and
•	life insurance.

We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No tax gross-ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by us.

Outstanding equity awards at year end

The following table summarizes the number of Class A-3 common shares underlying outstanding equity incentive plan awards held by each named executive officer as of December 31, 2020.

			Option Awards (1)(2)
Name	Grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Robert Bennett	—	—	—	—	—	—
Howard Spector	9/1/2019	54,688	70,312	125,000	9.05	9/1/2029
Cassandra Hudson	11/2/2020	0	125,000	125,000	10.37	11/2/2030

(1)	All of the outstanding equity awards are options granted under and subject to the terms of the LLC Option Plan, described below under “Incentive award plans.” The vesting of each equity award is subject to the executive’s continuous service with us through the applicable vesting dates. Under the documentation of the LLC Options in effect as of December 31, 2020, the vesting of all Service Options is generally subject to acceleration upon the occurrence of a change in control of our company.

(2)	Each LLC Option is divided equally between Service Options, which generally vest 25% on the first anniversary of the grant date and in 12 equal quarterly installments thereafter, and Performance Options, which generally vest based on the achievement of multiple of invested capital thresholds for General Atlantic (IC), L.P. in connection with a change in control. All LLC Options were granted with a per share exercise price equal to the fair market value of one Class A-3 common share on the date of grant.

Executive compensation arrangements

Employment agreement with Mr. Bennett

On April 15, 2015, we entered into an employment agreement with Mr. Bennett, our Chief Executive Officer, for an initial term of five years followed by automatically renewing terms of one year thereafter. Mr. Bennett’s employment agreement provides for a base salary, eligibility for a quarterly incentive bonus, and participation in our standard benefit plans.

Pursuant to the terms of his employment agreement, in the event Mr. Bennett is terminated by the Company without cause or he resigns with good reason (each as defined in his employment agreement), Mr. Bennett is entitled to receive 7.5 months of continued base salary and COBRA premium assistance.

Mr. Bennett’s severance benefits are conditioned on, among other things, his complying with an invention assignment provision and post-termination restrictive covenants, including perpetual confidentiality and non-disparagement obligations and 12 month non-competition, non-solicitation, and non-interference obligations, and timely signing and not revoking a general release of claims in our favor.

Under the terms of the CVR Plan, in the event Mr. Bennett is terminated by us other than for cause (as defined in the CVR Plan) or resigns for good reason (as defined in the CVR Plan), then, for six months following such termination, Mr. Bennett will remain eligible to receive any payment he would have otherwise received under the CVR Plan (and any delayed amounts associated with such payments) as if he had remained employed through such period.

Employment agreement with Mr. Spector

On March 17, 2017, we entered into an employment agreement with Mr. Spector, the former Chief Executive Officer of Simple Practice LLC, for an initial term of two years followed by automatically renewing terms of one year thereafter. Mr. Spector’s employment agreement provides for a base salary, eligibility for an annual incentive bonus, and participation in our standard benefit plans.

Pursuant to the terms of his employment agreement, in the event Mr. Spector is terminated by the Company without cause or he resigns with good reason (each as defined in his employment agreement), Mr. Spector is entitled to receive 6 months of continued base salary and health and welfare benefits.

Mr. Spector’s severance benefits are conditioned on, among other things, his complying with an invention assignment provision and post-termination restrictive covenants, including perpetual confidentiality and non-disparagement obligations and a 12 month non-solicitation and non-interference obligation, and timely signing and not revoking a general release of claims in our favor.

Under the terms of the CVR Plan, in the event Mr. Spector is terminated by us other than for cause (as defined in the CVR Plan) or resigns for good reason (as defined in the CVR Plan), then, for six months following such termination, Mr. Spector will remain eligible to receive any payment he would have otherwise received under the CVR Plan (and any delayed amounts associated with such payments) as if he had remained employed through such period.

Offer Letter and Terms and Conditions of Employment with Ms. Hudson

On October 14, 2020, we entered into an offer letter with Ms. Hudson, the Chief Financial Officer. Ms. Hudson’s offer letter provides for a base salary, eligibility for an annual incentive bonus, an LLC Option grant, and participation in the our standard benefit plans. Ms. Hudson’s offer letter does not include an employment term.

As required by her offer letter, Ms. Hudson agreed to terms and conditions of employment on October 14, 2020, which terms and conditions include an invention assignment provision and post-termination restrictive covenants, including a perpetual confidentiality obligation and 12 month non-solicitation and non-competition obligations.

Executive compensation arrangements—new arrangements

On June 16, 2021, we entered into a term sheet amending the terms of Mr. Spector’s employment agreement, effective as of June 16, 2021. The material terms of Mr. Spector’s term sheet are as follows:

•	Position. Mr. Spector will serve as a Founder Advisor to the Company and will report to our Chief Executive Officer.

•	Salary. Mr. Spector will have an annual base salary of $600,000 through December 31, 2021. Beginning on January 1, 2022, Mr. Spector’s annual base salary will become $120,000.

•

Annual Bonus.    Mr. Spector will have an annual target bonus equal to 40% of his annual base salary for 2021. Beginning in January 1, 2022 and thereafter, Mr. Spector will not be eligible for an annual bonus.

•

Severance.    In the event Mr. Spector is terminated by the Company without cause (as defined in his employment agreement) on or before December 31, 2021, Mr. Spector is entitled to receive severance in accordance with the terms of his employment agreement (i.e., 6 months of continued base salary and health and welfare benefits) and continued vesting of his outstanding LLC Options through March 31, 2022. In the event Mr. Spector is terminated by the Company without cause on or after January 1, 2022, Mr. Spector is entitled to receive only continued vesting of his outstanding LLC Options through March 31, 2022.

•	Restrictive Covenants. The restrictive covenants included in Mr. Spector’s employment agreement remain in place under the term sheet.

•	Other Terms. Except as modified by Mr. Spector’s term sheet, the terms and conditions of Mr. Spector’s employment under his employment agreement remain in full force and effect.

Director compensation

None of our non-employee directors received any compensation for his or her service as a non-employee director during the year ended December 31, 2020. Non-employee director David Mangum currently holds 75,000 LLC Options, which were granted to him on November 1, 2019 with an exercise price of $9.05. Mr. Mangum’s LLC Options are divided equally between Service Options, which generally vest 25% on the first anniversary of the grant date and in 12 equal quarterly installments thereafter subject to Mr. Mangum’s continued service through each applicable vesting date, and Performance Options, which generally vest based on the achievement of multiple of invested capital thresholds for General Atlantic (IC), L.P. in connection with a Change in Control (as such term is defined in the LLC Option Plan).

The vesting of Mr. Mangum’s Service Options is subject to acceleration upon the occurrence of a Change in Control (including a Change in Control within six months following the termination of Mr. Mangum’s directorship without Cause (as defined in the LLC Option Plan) or as a result of his becoming employed by or a member of the board of directors of another portfolio company of General Atlantic (IC), L.P.). Additionally, in the event Mr. Mangum is terminated without Cause or resigns his directorship for any reason and a Change in Control occurs during the six-month period following the date of such termination, then Mr. Mangum’s unvested Performance Units that would have become vested in connection with such Change in Control shall vest as though Mr. Mangum had continued his service through such Change in Control. Further, if Mr. Mangum’s directorship is terminated by General Atlantic (IC), L.P. at any time or by Mr. Mangum’s resignation after three or more years of his service on our board of directors, then, in the event of a Change in Control more than six-months following such termination but prior to the expiration of Mr. Mangum’s LLC Options, Mr. Mangum shall be entitled to pro-rata vesting (based on the number of days of his service over the number of days from his appointment to such Change in Control) of the Performance Units that would have become vested in connection with such Change in Control as though Mr. Mangum had continued his service through such Change in Control.

In connection with this offering, we intend to approve and implement a compensation program for our non-employee directors. The material terms of the non-employee director compensation policy will be summarized in a subsequent filing.

Incentive award plans

LLC Option Plan

The LLC Option Plan was approved by our board of directors in April 2015.

A total of 5,043,218 Class A-3 common shares (“A-3 Shares”) are reserved for issuance under the LLC Option Plan. As of December 31, 2020, 3,111,085 A-3 Shares were subject to outstanding LLC Option awards and 459,550 A-3 Shares remained available for future issuance.

Administration

Our board of directors administers the LLC Option Plan. Subject to the terms and conditions of the LLC Option Plan, the administrator has the authority to select the persons to whom LLC Options are to be granted, to determine the number of LLC Options to grant, to determine the number of shares to be subject to such LLC Options, and the terms and conditions of such LLC Options, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the LLC Option Plan.

Eligibility

LLC Options may be granted to individuals who are then our employees, consultants, and non-employee directors. Only employees may be granted incentive stock options (“ISOs”).

Awards

The LLC Option Plan provides that the administrator may grant options to purchase A-3 Shares, or LLC Options. LLC Options may be non-qualified stock options (“NQSOs”) or ISOs.

•

NQSOs provide for the right to purchase A-3 Shares at a specified price which may not be less than the fair market value of an A-3 Share on the date of grant, and usually will become exercisable in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by the plan administrator. NQSOs may be granted for any term specified by the administrator, but the term may not exceed 10 years.

•

ISOs are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of an A-3 Share on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the LLC Option Plan provides that the exercise price must be at least 110% of the fair market value of an A-3 Share on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

Corporate transactions

In the event of a change in control, unvested LLC Options shall not vest and the plan administrator may provide for any outstanding LLC Options to be continued, assumed, or exchanged, to be purchased by the Company for an amount equal to the excess (if any) of the change in control price over the exercise price of each LLC Option, to be cancelled without payment if the change in control price is less than the exercise price of an LLC Option, or to be accelerated or have any restrictions lapse. The completion of an initial public offering of our stock is not considered a change in control under the LLC Option Plan.

Amendment and termination

The board of directors may amend, suspend or terminate the LLC Option Plan at any time; however, stockholder approval of any amendment to the LLC Option Plan must be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange rule.

CVR Plan

The CVR Plan was adopted by the Company in February 2019.

A total of 2,276,777 CVR Units were originally reserved for issuance under the CVR Plan, 1,919,355 of which remained outstanding as of December 31, 2020.

Administration.    The Hancock Parent, LLC board of directors administers the CVR Plan and is referred to here as the “plan administrator.” Under the CVR Plan, the plan administrator has the authority to interpret and administer the CVR Plan, to reasonably determine whether, to what extent, and under what circumstances, and the methods or methods by which awards under the CVR Plan may be cancelled, forfeited or suspended, to in good faith determine the amount of any CVR Units issued under the CVR Plan and the calculation of any amount to be paid in respect of CVR Units.

Eligibility.    CVR Units were granted to certain individuals in the plan administrators discretion at the time the CVR Plan was established. No additional participants have been added to the CVR Plan since its establishment.

Awards.    The CVR Plan provides that the plan administrator may grant CVR Units. CVR Units entitle the holder, subject to the holder’s continued employment through the date of payment, to a pro-rata portion of a bonus pool (based on a participant’s share of CVR Units held), the amount of which bonus pool is based on the amount of cash distributions received by General Atlantic (including any cash distributions held back and later released) above a certain threshold in connection with and/or following an exit event, as defined in the LLC agreement of Hancock Parent, LLC, and the amount of which bonus pool cannot exceed $9,469,812.41. CVR Units are forfeited in the event of a holder’s termination of employment; provided, that a CVR Unit holder terminated without cause or for good reason (as each such term is defined in the CVR Plan) shall retain his or her right to payments with respect to his or her CVR Units during the six month period following his or her termination (including any cash distributions held back from payments made during such six month period and later released).

Adjustments.    The plan administrator may, in its good faith discretion, adjust the CVR Units to give effect to any corporate event or transaction, including this offering. Such adjustments may include, but are not limited to (i) adjusting the number of CVR Units, (ii) continuing, assuming, or substituting outstanding CVR Units by the surviving entity of such transaction, (iii) adjusting the performance targets under the CVR Units immediately prior to such transaction, and (iv) cancelling the CVR Units in certain circumstances.

Amendment and termination.    The plan administrator may amend the CVR Plan at any time and may terminate the CVR Plan at any time following the earlier of the date when it is confirmed no payments will be made under the CVR Plan and the date on which all benefits have been paid under the CVR Plan.

New incentive arrangements

2021 Incentive Award Plan

In connection with this offering, we intend to adopt the 2021 Plan, subject to approval by our stockholders, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2021 Plan will be summarized in a subsequent filing.

New equity awards

In connection with this offering, we intend to grant equity awards with respect to shares of our common stock under the 2021 Plan to certain of our employees, including named executive officers. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the 2021 Plan.

ESPP

In connection with this offering, we intend to adopt an employee stock purchase plan, subject to approval by our stockholders, the material terms of which will be summarized in a subsequent filing.

Certain relationships and related party transactions

The following includes a summary of transactions since January 1, 2018 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock (“5% Security Holders”) or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Executive and director compensation.” We also describe below certain other transactions with our directors, executive officers and stockholders.

Corporate Conversion

We currently operate as a Delaware limited liability company under the name EngageSmart, LLC. In connection with this offering, we will convert from a Delaware limited liability company to a Delaware corporation pursuant to a statutory conversion and change our name to EngageSmart, Inc. Existing stockholders, including our 5% Security Holders, executive officers and directors, will receive the number of shares of common stock described in this prospectus as a result of the Corporate Conversion. See “Corporate Conversion” for more information.

Employment agreements

We have entered into employment agreements or consulting agreements with each of our executive officers. See “Executive compensation” for a further discussion of these arrangements.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with our 5% Security Holders, Robert P. Bennett, our Chief Executive Officer and a director, and certain other stockholders in connection with this offering. The Registration Rights Agreement will provide such stockholders with “demand” registration rights whereby, following our initial public offering and the expiration or waiver of any related lock-up period, such stockholders can require us to register under the Securities Act the offer and sale of shares of our common stock issuable to them. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.

Stockholders’ Agreement

Prior to the consummation of this offering, we will enter into a Stockholders’ Agreement that will provide General Atlantic and affiliates of Summit with the right to nominate a specified number of our directors determined based on the voting power held by General Atlantic and affiliates of Summit. For so long as General Atlantic beneficially owns at least                 % of the voting power of our common stock, General Atlantic will be entitled to nominate                 directors to serve on our board of directors. When General Atlantic beneficially owns less than                 % but at least                 % of the voting power of our common stock, General Atlantic will be entitled to nominate                 directors. When General Atlantic beneficially owns less than                 % but at least                 % of the voting power of our common stock, General Atlantic will be entitled to nominate                 directors. Thereafter, General Atlantic will be entitled to nominate one director so long as they beneficially own at least                % of the voting power of our common stock. For so long as affiliates of Summit beneficially owns at least                 % of the voting power of our common stock, affiliates of Summit will be entitled to nominate                 directors to serve on our board of directors.

Additionally, so long as General Atlantic beneficially owns at least                 % of the voting power of our common stock, the prior written consent of General Atlantic will be required prior to taking the following actions:

•	;
•	; and
•	.

Indemnification agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us or will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. For further information, see “Executive and director compensation.”

Policies and procedures for related person transactions

Our board of directors intends to adopt a written related person transaction policy, to be effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock, as of                 2021, and as adjusted to reflect our sale of common stock in this offering, by:

•	each person or group of affiliated persons known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

The number of shares beneficially owned by each stockholder is determined under rules issued by the SEC. Under these rules, a person is deemed to be a “beneficial” owner of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the individuals and entities named in the table below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, subject to any applicable community property laws.

Percentage ownership of our common stock before this offering is based on                 shares of our common stock outstanding as of                 , 2020, after giving effect to the conversion of                 shares of our convertible preferred stock into shares of our common stock immediately prior to the completion of this offering. Percentage ownership of our common stock after this offering is based on                 shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of our common stock subject to options, warrants or other rights held by such person that are currently exercisable or that will become exercisable within 60 days of                 , 2020 are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless noted

otherwise, the address of all listed stockholders is 30 Braintree Hill Office Park, Suite 101, Braintree, Massachusetts 02184.

Name of beneficial owners	Shares beneficially owned prior to this offering	% of shares beneficially owned prior to this offering	Shares beneficially owned after this offering	% of shares beneficially owned after this offering

5% Holders
Entities affiliated with General Atlantic
Entities affiliated with Summit Partners

Named Executive Officers and Directors:
Robert P. Bennett
Howard Spector
Cassandra Hudson
Paul G. Stamas
Matthew G. Hamilton
David Mangum
Preston McKenzie
Raph Osnoss
All directors and executive officers as a group (11 individuals)

*	Represents beneficial ownership of less than 1%.

Description of capital stock

The following description summarizes important terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect upon the closing of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of our common stock and preferred stock reflect the completion of the Corporate Conversion that will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. In this “Description of capital stock” section, “we,” “us,” “our,” and “our company” refer to EngageSmart, LLC. and not any of its subsidiaries.

General

Following the closing of this offering, our authorized capital stock will consist of                shares of common stock, par value $                per share, and                shares of preferred stock, par value $                per share.

As of                , 2021 after giving effect to the Corporate Conversion, there were                shares of our common stock, held by approximately                stockholders of record. No shares of our preferred stock are designated, issued or outstanding.

Common stock

Dividend rights

Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding stock. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Applicable insurance laws restrict the ability of our insurance subsidiaries to declare stockholder dividends and require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance subsidiaries may in the future adopt statutory provisions more restrictive than those currently in effect.

We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend policy” and “Risk factors—Risks related to this offering and ownership of our common stock—We do not anticipate paying dividends on our common stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.”

Voting rights

Holders of our common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. The holders of our common stock will vote together as a single class, unless otherwise required by law. The holders of our common stock will not have cumulative voting rights in the election of directors.

Our Amended Charter will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. If the number of directors is changed, any increase or decrease shall be apportioned among the classes by the board of directors so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. See “Management—Board composition.”

No preemptive or similar rights

Holders of our common stock will not have preemptive, subscription, redemption, or conversion rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Right to receive liquidation distributions

In the event of our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Fully paid and non-assessable

All shares of our common stock outstanding upon the completion of this offering will be fully paid and non-assessable.

Preferred stock

Under our certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices, or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. We have no current plan for the issuance of any shares of preferred stock.

Options

As of December 31, 2020, we had outstanding options to purchase an aggregate of                shares of our common stock, with a weighted-average exercise price of approximately $                per share.

Registration rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See “Certain relationships and related party transactions—Registration Rights Agreement” for more information.

Anti-takeover effects of Delaware law and our Amended Charter and Amended Bylaws

The DGCL contains, and our Amended Charter and Amended Bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Classified board of directors

Our Amended Bylaws will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause. The existence of a classified board could delay a potential acquirer from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential acquirer. See “Management—Board composition.”

Authorized but unissued shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the                . These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Advance notice requirements for stockholder proposals and director nominations

Our Amended Bylaws will provide advance notice procedures for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Our Amended Bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Stockholder action by written consent; special meetings of stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the company’s certificate of incorporation provides otherwise. Our Amended Charter will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our Amended Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Amended Bylaws. Our Amended Bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President (in the absence of a chief executive officer), thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

No cumulative voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Amended Charter will not provide for cumulative voting.

Amendment of Amended Charter or Amended Bylaws

Our Amended Charter will require the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock in order to amend certain provisions, including those relating to removal of directors, rights and privileges of our common stock, indemnification, exclusive forum, and the prohibition on stockholder action by written consent. Our Amended Bylaws will provide that the approval of the holders of at least two-thirds in the voting power of the outstanding shares of our capital stock of the outstanding shares of capital stock entitled to vote thereon is required for stockholders to amend or adopt any provision of our Amended Bylaws.

The foregoing provisions of our Amended Charter and Amended Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Issuance of undesignated preferred stock

Our board of directors will have the authority, without further action by our stockholders, to issue up to                 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Section 203 of the DGCL

We will be governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder, unless:

•

the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders.

In general, Section 203 defines a “business combination” to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, if such person is an affiliate or associate of the corporation within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing changes in control of our company.

Exclusive venue

Our Amended Charter will require, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our Amended Charter or Amended Bylaws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Our Amended Charter also will provide that unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts shall be the exclusive forum for the resolution of any claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. See “Risk factors—Risks related to this offering and ownership of our common stock—Our certificate of incorporation will provide that certain courts in the State of Delaware or the federal district courts of the United States for certain types of lawsuits will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.”

Limitations on liability and indemnification of officers and directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our Amended Charter will include a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Our Amended Bylaws generally will provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also will be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification, and advancement provisions in our Amended Charter and Amended Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought.

Indemnification agreements

Prior to the completion of this offering, we intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain relationships and related party transactions—Indemnification agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Dissenters’ rights of appraisal and payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of EngageSmart, LLC. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery in the State of Delaware.

Stockholders’ derivative actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s shares thereafter devolved by operation of law and such suit is brought in the Court of Chancery in the State of Delaware. See “Description of capital stock—Exclusive venue” above.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “                .”

Transfer agent and registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

Description of indebtedness

The following is a summary of the material terms of certain of our indebtedness. The summary is qualified in its entirety by reference to the full text of the agreements governing the terms of such indebtedness, which are filed as exhibits to the registration statement of which this prospectus is a part.

On February 11, 2019, Invoice Cloud, Inc. (formerly Hancock Merger Sub, Inc.), a subsidiary of the Company, as Borrower, entered into a credit agreement (the “Credit Agreement”) with Ares Capital Corporation as administrative agent and collateral agent, and certain other lenders, which provides for the following:

•	a $75.0 million aggregate principal amount senior secured term loan facility (the “Initial Term Loan Facility”);
•	a $35.0 million senior secured delayed draw term loan facility (the “Delayed Draw Term Loan Facility”); and
•	a $7.5 million senior secured revolving credit facility (the “Revolving Credit Facility”).

We collectively refer to the Initial Term Loan Facility and the Delayed Draw Term Loan Facility as the Term Loan Facility. We collectively refer to the Term Loan Facility and the Revolving Credit Facility as the Credit Facilities.

As of December 31, 2020, we had $110.2 million outstanding under the Term Loan Facility. We have not drawn upon the Revolving Credit Facility, although $2.1 million has been pledged against the Revolving Credit Facility in the form of a line of credit, reducing our borrowing capacity.

Interest rates and fees

Borrowings under the Credit Facilities are, at our option, either alternate base rate (“ABR”) loans or LIBOR loans. Term loans and revolving loans comprising each ABR borrowing under the Credit Facilities accrue interest at the ABR plus an applicable rate equal to 5.00% per annum. Term loans and revolving loans comprising each LIBO Rate borrowing bear interest at the LIBO Rate plus an applicable rate equal to 6.00% per annum.

In addition to paying interest on the principal amounts outstanding under the Credit Facilities, we are required to pay (i) a commitment fee of 0.50% per annum under the Revolving Credit Facility in respect of the unutilized commitments thereunder and (ii) a commitment fee of 1.00% per annum under the Delayed Draw Term Loan Facility in respect of the unutilized commitments thereunder. We are also subject to customary letter of credit and agency fees.

Voluntary prepayments

We may voluntarily prepay outstanding borrowings under the Credit Facilities at any time in whole or in part without premium or penalty; provided, that, with respect to voluntary prepayments of the Term Loan Facility and in certain other circumstances, we may, in certain circumstances, have to pay a prepayment premium.

Mandatory prepayments

The Credit Agreement requires us to repay amounts equal to 100% of the net cash proceeds of certain asset sales or other dispositions of property (including insurance and condemnation proceeds); provided, that, in the case of any prepayment events required in connection with certain dispositions and casualty events, if the net proceeds therefrom are invested (or committed to be invested) within 365 days after the receipt of such net proceeds, then no prepayment shall be required except to the extent such net proceeds have not been so invested (or committed to be invested) by the end of such 365 day period.

The Credit Agreement requires 100% of the net proceeds from the issuance or incurrence of certain indebtedness to be applied to prepay the Credit Facilities.

Maturity

The Credit Facilities mature on February 11, 2024, subject to certain permitted extensions.

Guarantees and security

Our obligations under the Credit Facilities are guaranteed by Hancock Midco, LLC (“Holdings”), a direct parent of Invoice Cloud, Inc., and certain of our subsidiaries. All obligations under the Credit Agreement are secured by a first priority lien on substantially all of the assets of the Borrower.

Covenants and other matters

The Credit Agreement contains a number of covenants that, among other things and subject to certain exceptions, restrict us and our restricted subsidiaries’ ability to:

•	incur indebtedness;

•	incur certain liens;

•	make investments, loans, advances, guarantees and acquisitions;

•	pay dividends or make other distributions on equity interests, or redeem, repurchase, or retire equity interests;

•	consolidate, merge, or sell, or otherwise dispose of assets;

•	enter into transactions with affiliates;

•	enter into sale and leaseback transactions;

•	alter the business conducted by us and our subsidiaries;

•	amend or modify governing documents and certain other documents; and

•	change their fiscal year.

In addition, the Credit Agreement contains financial covenants with respect maximum consolidated debt to revenue ratio, minimum liquidity and maximum consolidated total leverage ratio, as detailed below.

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Maximum consolidated debt to revenue ratio:    Holdings must not permit the consolidated debt to revenue ratio to be greater than, subject to certain exceptions, (i) for the last day of the fiscal quarter ended March 31, 2021, 1.10:1.00; (ii) for the last day of the fiscal quarter ended June 30, 2021, 1.05:1.00; (iii) for the last day of the fiscal quarter ended September 30, 2021, 1.00:1.00; and (iv) for the last day of the fiscal quarter ended December 31, 2021, 1.00:1.00.

•	Minimum liquidity: For each month until January 31, 2022, Holdings is not permitted to have liquidity less than $4,000,000 as of the last day of any calendar month.

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Maximum consolidated total leverage ratio:    Holdings must not permit the consolidated total leverage ratio to be greater than (i) for the last day of each of the fiscal quarter ended March 31, 2022 and June 30, 2022, 7.00:1.00; (ii) for the last day of the fiscal quarter ended September 30, 2022, 6.75:1.00; (iii) for the last day of the fiscal quarter ended December 31, 2022, 6.50:1.00; (iv) for the last day of the fiscal quarter ended March 31, 2023, 6.25:1.00; (v) for the last day of the fiscal quarter ended June 30, 2023, 6.00:1.00; (vi) for the last day of the fiscal quarter ended September 30, 2023, 5.75:1.00; (vii) for the last day of the fiscal quarter ended December 31, 2023, 5.50:1.00; (viii) for the last day of the fiscal quarter ended March 31, 2024, 5.25:1.00; and (ix) for the last day of each of the fiscal quarter ended June 30, 2024, September 30, 2024, and December 31, 2024, 5.00:1.00.

The Credit Facilities also contain certain customary representations and warranties and affirmative covenants, and certain reporting obligations. In addition, the lenders under the Credit Facilities will be permitted to accelerate all outstanding borrowings and other obligations and exercise other specified remedies upon the occurrence of certain events of default (subject to certain grace periods and exceptions), which include, among other things, payment defaults, breaches of representations and warranties, covenant defaults, certain cross-defaults to other indebtedness, certain events of bankruptcy and insolvency, certain judgments and changes of control.

The foregoing summary describes the material provisions of the Credit Agreement, but may not contain all information that is important to you. We urge you to read the provisions of the Credit Agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

Shares eligible for future sale

Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we intend to apply to have our common stock listed on the NYSE, we cannot assure you that there will be an active public market for our common stock.

Upon the closing of this offering, we will have outstanding an aggregate of                shares of common stock, assuming the issuance of                shares of common stock offered by us in this offering. Of these shares, all shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                shares of common stock will be “restricted securities,” as that term is defined in Rule 144. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Registration rights

Pursuant to our Registration Rights Agreement, after the completion of this offering, the holders of up to                shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of capital stock—Registration rights” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Lock-up agreements and market stand-off provisions

We, our officers and directors, and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock will agree that, without the prior written consent of                , as representatives of the underwriters, we and they will not, subject to certain exceptions, during the period ending                days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise transfer or dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, or exchangeable for, or that represent the right to receive, shares of our common stock, or publicly disclose an intention to do any of the foregoing; or

•

enter into any swap or other arrangement that transfers to another, all or a portion of the economic consequences of ownership of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. Holders of substantially all of our capital stock and options are subject to market stand-off provisions in agreements with us that impose similar restrictions.

The representatives of the underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the representatives of the underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Upon the expiration of the applicable lock-up periods, substantially all of the shares subject to such lock-up restrictions and market stand-off restrictions will become eligible for sale, subject to the limitations discussed above. For additional information, see “Underwriting.”

Rule 144

Affiliate resales of restricted securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least 180 days would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding; and

•	the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and the NYSE concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate resales of restricted securities

Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.

Equity plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of common stock subject to outstanding stock options and common stock issued or issuable under our 2021 Plan. As of December 31, 2020, options to purchase                shares of common stock were outstanding. We expect to file the registration statement covering shares offered pursuant to our equity incentive plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144. See “Executive and director compensation—Incentive award plans” for a description of our equity compensation plans.

Material U.S. federal income tax consequences to non-U.S. holders

The following discussion is a summary of the material U.S. federal income tax consequences for Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering. This discussion does not purport to be a complete analysis of all potential tax effects relating thereto. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”) in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not requested and will not seek any ruling from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules under the U.S. federal income tax laws, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions, regulated investment companies, or real estate investment trusts;

•	brokers or dealers in securities or currencies;

•	traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our stock;

•

controlled foreign corporations (as defined in Section 957 of the Code), passive foreign investment companies (as defined in Section 1297 of the Code), and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes and other pass-through entities (and investors in such entities);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	pension plans or tax-exempt retirement plans;

•	persons that own, or are deemed to own, more than five percent of our capital stock;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the common stock being taken into account in an applicable financial statement (as defined in Section 451(b) of the Code).

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “United States person” nor an entity treated as a partnership for U.S. federal income tax purposes. A United States person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (as defined in Section 7701(a)(30) of the Code) that have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect to be treated as a United States person under the applicable Treasury Regulations.

Distributions

As described in the section entitled “Dividend policy,” we do not anticipate declaring or paying dividends to holders of our common stock in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or other taxable disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder timely furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder generally will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must timely furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate provided for by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or other taxable disposition

Subject to the discussion below on information reporting, backup withholding and foreign accounts, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (a “USRPI”) by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the rates applicable to United States persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate provided for by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate provided for by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our common stock, which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information reporting and backup withholding

Payments of dividends on our common stock, if any, will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by timely furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional withholding tax on payments made to foreign accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”)), on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. The U.S. Department of the Treasury has issued proposed Treasury Regulations providing that the withholding provisions under FATCA do not apply with respect to the gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed regulations, the U.S. Department of the Treasury stated that taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of shares
J.P. Morgan Securities LLC
Goldman Sachs & Co. LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Raymond James & Associates, Inc.
Truist Securities, Inc.
William Blair & Company, L.L.C.
KeyBanc Capital Markets Inc.
Needham & Company, LLC
Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of                for a period of                days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and our stockholders holding in the aggregate approximately    % of the outstanding shares of our common stock (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up

party, with limited exceptions, for a period of                 after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of                , (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)); (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise; (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities; or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers of lock-up securities: (i) as bona fide gifts, or for bona fide estate planning purposes, (ii) by will or intestacy, (iii) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member, (iv) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust or other business entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (B) as part of a distribution to members or stockholders of the lock-up party; (vii) by operation of law, (viii) to us from an employee upon death, disability or termination of employment of such employee, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

                , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We will apply to have our common stock approved for listing on the NYSE under the symbol “                .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus

Regulation. and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to prospective investors in the United Kingdom

No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or

•	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”).

provided that no such offer of the Shares shall require the company or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to prospective investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to prospective investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of the shares, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are ‘‘prescribed capital markets products’’ (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fenwick & West LLP.

Experts

The financial statements as of December 31, 2019 and 2020, and for the Predecessor 2019 Period, the Successor 2019 Period, and for the year ended December 31, 2020, included in this Registration Statement, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. Please refer to the registration statement and exhibits for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act, and, in accordance with this law, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.engagesmart.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, these websites is not a part of this prospectus. We have included these website addresses in this prospectus solely as an inactive textual reference.

Cautionary note regarding forward-looking statements

Any statements made in this prospectus that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” and other similar expressions. These forward-looking statements are contained throughout this prospectus, including the sections titled “Prospectus summary,” “Risk factors,” “Capitalization,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business.” We base these forward-looking statements on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances at such time. As you read and consider this prospectus, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements are subject to and involve risks, uncertainties and assumptions, and you should not place undue reliance on these forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. Factors that may materially affect such forward-looking statements include:

•	our inability to sustain our rapid growth;

•	failure to manage our infrastructure to support our future growth;

•	our risk management efforts not being effective to prevent fraudulent activities;

•	inability to attract new customers or convert trial customers into paying customers;

•	inability to introduce new features or services successfully or to enhance our solutions;

•	declines in customer renewals or failure to convince customers to broaden their use of solutions

•	inability to achieve or sustain profitability;

•	failure to adapt and respond effectively to rapidly changing technology, evolving industry standards and regulations and changing business needs, requirements or preferences;

•	real or perceived errors, failures or bugs in our solutions;

•	intense competition;

•	lack of success in establishing, growing or maintaining strategic partnerships;

•	fluctuations in quarterly operating results;

•	future acquisitions and investments diverting management’s attention and difficulties associated with integrating such acquired businesses;

•	concentration of revenue in our InvoiceCloud and SimplePractice solutions;

•	COVID-19 pandemic and its impact on our employees, customers, partners, clients and other key stakeholders;

•	legal and regulatory risks;

•	technology and intellectual property risks;

•	tax risks;

•	risks related to our indebtedness;

•	risks related to our status as a controlled company;

•	risks related to our material weakness; and

•	other factors disclosed in this prospectus.

These cautionary statements should not be construed by you to be exhaustive and are made only as of the date of this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Index to consolidated financial statements

Consolidated financial statements

As of December 31, 2019 and 2020 and

for the Predecessor 2019 Period, Successor 2019 Period

and the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the members and the Board of Directors of EngageSmart, LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of EngageSmart, LLC (formerly “Hancock Parent, LLC”) and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, changes in members’ equity and cash flows for the period from January 1, 2019 through February 10, 2019 (Predecessor), the period from February 11, 2019 through December 31, 2019 (Successor), and the year ended December 31, 2020 (Successor), and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for the period from January 1, 2019 through February 10, 2019 (Predecessor), the period from February 11, 2019 through December 31, 2019 (Successor), and the year ended December 31, 2020 (Successor), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

June 30, 2021

We have served as the Company’s auditor since 2021.

EngageSmart, LLC

Consolidated Balance Sheets

(In thousands, except share amounts)

	Successor December 31,
	2019	2020

Assets

Current assets:
Cash and cash equivalents	$6,184	$29,350
Accounts receivable, net	5,910	8,100
Unbilled receivables	925	2,973
Prepaid expenses and other current assets	1,820	3,490

Total current assets	14,839	43,913
Property and equipment, net	1,962	6,211
Goodwill	405,053	425,677
Acquired intangible assets, net	106,785	103,520
Other assets	1,191	1,837

Total assets	$529,830	$581,158

Liabilities and Members’ Equity

Current liabilities:
Accounts payable	$1,705	$3,137
Accrued expenses and other current liabilities	7,340	15,966
Contingent consideration liability	—	1,867
Deferred revenue	4,045	4,776
Notes payable to related parties	—	5,900

Total current liabilities	13,090	31,646
Long-term debt, net of issuance costs	74,933	110,200
Notes payable to related parties, net of current portion	5,900	—
Deferred income taxes	5,827	5,471
Contingent consideration liability, net of current portion	—	1,498
Deferred revenue, net of current portion	—	201
Other long-term liabilities	364	3,482

Total liabilities	100,114	152,498

Commitments and contingencies (Note 14)

Members’ equity:
Class A-1 common shares, 32,403,146 shares issued and outstanding	293,286	293,286
Class A-2 common shares, 15,087,449 shares issued and outstanding	136,559	136,559
Class A-3 common shares, 167,517 and 1,670,310 shares issued and outstanding as of December 31, 2019 and 2020, respectively	14,334	19,956
Accumulated members’ deficit	(14,463)	(21,141)

Total members’ equity	429,716	428,660

Total liabilities and members’ equity	$529,830	$581,158

The accompanying notes are an integral part of these consolidated financial statements.

EngageSmart, LLC

Consolidated Statements of Operations and Comprehensive Loss

(In thousands)

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020
Revenue	$8,151	$74,281	$146,557
Cost of revenue	3,475	21,366	37,593

Gross profit	4,676	52,915	108,964

Operating expenses:
General and administrative	25,584	15,657	26,866
Selling and marketing	6,221	29,282	48,581
Research and development	11,140	12,583	20,788
Contingent consideration net (benefit) expense	—	(212)	257
Restructuring charges	—	—	2,434
Amortization of intangible assets	226	7,508	9,390

Total operating expenses	43,171	64,818	108,316

(Loss) income from operations	(38,495)	(11,903)	648

Other income (expense):
Interest expense, including related party interest (Note 17)	(592)	(7,206)	(9,908)
Other (expense) income, net	(8)	4	(44)

Total other expense, net	(600)	(7,202)	(9,952)

Loss before income taxes	(39,095)	(19,105)	(9,304)
Provision (benefit) for income taxes	40	(4,642)	(2,626)

Net loss and comprehensive loss	(39,135)	$(14,463)	$(6,678)

Less: Net loss attributable to non-controlling interest	(54)

Net loss attributable to Invoice Cloud, Inc.	$(39,081)

Net loss per share attributable to common shareholders of Invoice Cloud, Inc. (Predecessor)/ net loss per share (Successor), basic and diluted	$(2.37)	$(0.30)	$(0.14)

Weighted average common shares outstanding, basic and diluted	16,494,778	47,454,602	48,549,076

The accompanying notes are an integral part of these consolidated financial statements.

EngageSmart, LLC

Consolidated Statements of Stockholders’ Deficit (Predecessor)

(In thousands, except share amounts)

	Redeemable								Total Invoice Cloud, Inc. Stockholders’ Deficit
	Convertible				Additional Paid-in Capital					Non- controlling Interest	Total Stockholders’ Deficit
	Preferred Stock		Common Stock			Treasury Stock		Accumulated Deficit
Predecessor:	Shares	Amount	Shares	Amount		Shares	Amount
Balances as of December 31, 2018	25,273,449	$63,178	16,327,146	$16	$—	1,250	$(18)	$(33,065)	$(33,067)	$1,035	$(32,032)
Issuance of common stock upon exercise of stock options	—	—	580,001	1	926	—	—	—	927	—	927
Purchase of treasury stock	—	—	(15,625)	—	—	15,625	(141)	—	(141)	—	(141)
Stock-based compensation expense	—	—	—	—	2,064	—	—	—	2,064	—	2,064
Net loss	—	—	—	—	—	—	—	(39,081)	(39,081)	(54)	(39,135)
Redemption of non- controlling interest	—	—	—	—	—	—	—	—	—	(981)	(981)

Balances as of February 10, 2019	25,273,449	$63,178	16,891,522	$17	$2,990	16,875	$(159)	$(72,146)	$(69,298)	$—	$(69,298)

The accompanying notes are an integral part of these consolidated financial statements.

EngageSmart, LLC

Consolidated Statements of Members’ Equity (Successor)

(In thousands, except share amounts)

	Class A-1		Class A-2		Class A-3		Accumulated Members’ Deficit	Total Members’ Equity
	Common Shares		Common Shares		Common Shares
Successor:	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of February 11, 2019	—	$—	—	$—	—	$—	$—	$—
Issuance of common shares and assumption of equity- based options	32,403,146	293,286	15,087,449	136,559	—	13,719	—	443,564
Exercise of equity-based options	—	—	—	—	167,517	326	—	326
Equity-based compensation expense	—	—	—	—	—	289	—	289
Net loss	—	—	—	—	—	—	(14,463)	(14,463)

Balances as of December 31, 2019	32,403,146	293,286	15,087,449	136,559	167,517	14,334	(14,463)	429,716
Exercise of equity-based options	—	—	—	—	1,502,793	4,981	—	4,981
Equity-based compensation expense	—	—	—	—	—	641	—	641
Net loss	—	—	—	—	—	—	(6,678)	(6,678)

Balances as of December 31, 2020	32,403,146	$293,286	15,087,449	$136,559	1,670,310	$19,956	$(21,141)	$428,660

The accompanying notes are an integral part of these consolidated financial statements.

EngageSmart, LLC

Consolidated Statements of Cash Flows

(In thousands)

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020

Cash flows from operating activities:
Net loss	$(39,135)	$(14,463)	$(6,678)

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization expense	292	13,225	16,811
Stock/equity-based compensation expense	2,064	289	641
Change in fair value of contingent consideration liability	—	(212)	257
Deferred income taxes	40	(4,642)	(2,775)
Non-cash interest expense	—	2,296	4,017
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	9	(725)	(617)
Accounts receivable, net	349	(1,393)	(2,190)
Unbilled receivables	(636)	1,020	(1,813)
Other assets	—	(750)	(346)
Accounts payable	(759)	795	1,385
Accrued expenses and other current liabilities	37,236	398	7,309
Deferred revenue	491	2,797	526
Other long-term liabilities	(94)	81	3,118

Net cash (used in) provided by operating activities	(143)	(1,284)	19,645

Cash flows from investing activities:
Acquisition of Predecessor, net of cash acquired	—	(353,483)	—
Acquisition of businesses, net of cash acquired	—	—	(25,518)
Purchases of property and equipment, including costs capitalized for development of internal-use software	(97)	(1,298)	(5,392)

Net cash used in investing activities	(97)	(354,781)	(30,910)

Cash flows from financing activities:
Proceeds from issuance of Class A-1 shares	—	293,286	—
Proceeds from issuance of long-term debt, net of issuance costs paid	—	72,637	31,250
Payment of contingent consideration	—	(4,000)	(1,500)
Proceeds from exercise of stock/equity-based options	927	326	4,981
Purchase of treasury stock	(141)	—	—

Net cash provided by financing activities	786	362,249	34,731

Net increase in cash, cash equivalents and restricted cash	546	6,184	23,466
Cash, cash equivalents and restricted cash at beginning of period	4,966	—	6,184

Cash, cash equivalents and restricted cash at end of period	$5,512	$6,184	$29,650

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020

Supplemental cash flow information:
Cash paid for interest	$212	$4,604	$5,662

Supplemental disclosure of noncash investing and financing activities:
Redemption of non-controlling interest in accrued expenses	$981	$—	$—
Issuance of Class A-2 common shares	$—	$136,559	$—
Assumption of equity-based options	$—	$13,719	$—
Additions to property and equipment included in accounts payable	$—	$41	$59
Fair value of contingent consideration recorded in purchase accounting	$—	$—	$4,608

The accompanying notes are an integral part of these consolidated financial statements.

EngageSmart, LLC

Notes to Consolidated Financial Statements

1. Nature of business and basis of presentation

EngageSmart, LLC and its subsidiaries (together referred to herein as the “Company,” “EngageSmart,” or “Successor”), is a provider of vertically-tailored customer engagement software and integrated payments. EngageSmart offers single instance, multi-tenant true Software-as-a-Service (“SaaS”) solutions that simplify customer and client engagement by driving digital adoption and self-service capabilities. The Company serves both small and medium sized businesses, or SMBs, and enterprise customers across five core verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. EngageSmart solutions are purpose-built for each vertical it serves, including end-to-end business management software, customer engagement applications, and billing and payment solutions. EngageSmart is headquartered in Braintree, Massachusetts with additional locations throughout the United States.

Basis of presentation

EngageSmart, LLC was formed on December 7, 2018 as Hancock Parent, LLC. On December 11, 2018, EngageSmart, LLC entered a series of arrangements to indirectly acquire (referred to herein as the “InvoiceCloud Acquisition”), through its wholly-owned subsidiary Hancock Midco, LLC, 100% of the equity interest in Invoice Cloud, Inc. (“InvoiceCloud” or “Predecessor”). On February 11, 2019, Hancock Merger Sub, Inc., a transitory merger company of Hancock Midco, LLC, merged into InvoiceCloud, with InvoiceCloud continuing as the surviving corporation and a wholly-owned subsidiary of Hancock Midco, LLC. For all of the periods reported in these consolidated financial statements, the Company has not and does not have any material operations on a standalone basis, and all of the material operations of the Company are carried out by its subsidiaries. As a result of the InvoiceCloud Acquisition, General Atlantic, LLC controls a majority of the outstanding voting power of EngageSmart, LLC. Refer to Note 5—Acquisitions to these consolidated financial statements for additional information regarding the purchase accounting adjustments of the InvoiceCloud Acquisition.

The accompanying consolidated financial statements are presented as Predecessor or Successor to indicate whether they relate to periods preceding or succeeding the InvoiceCloud Acquisition, respectively. The period from January 1, 2019 to February 10, 2019 that reflects the historical cost basis of accounting of the Predecessor that existed prior to the InvoiceCloud Acquisition is referred to herein as the “Predecessor 2019 Period.” The period from February 11, 2019 to December 31, 2019 is referred to herein as the “Successor 2019 Period.” The Successor 2019 Period and the period from January 1, 2020 to December 31, 2020 reflects costs and activities after the InvoiceCloud Acquisition, as well as the recognition of assets and liabilities of the Company at their fair values, as of the date of the InvoiceCloud Acquisition, pursuant to the application of acquisition accounting. The Successor 2019 Period and the period from January 1, 2020 to December 31, 2020 are referred to herein as the “Successor Periods.”

Due to the application of acquisition accounting, the results for the Successor Periods are not comparable to those of the Predecessor Period. As used herein, the “Company” refers to, for periods subsequent to the InvoiceCloud Acquisition, EngageSmart, LLC, and for periods prior to the InvoiceCloud Acquisition, InvoiceCloud.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Impact of the COVID-19 Coronavirus

The Company is subject to risks and uncertainties relating to the ongoing outbreak of the novel strain of coronavirus (“COVID-19”), which the World Health Organization declared a pandemic in March 2020. The COVID-19 pandemic has continued to spread throughout the United States and the world and has resulted in authorities implementing numerous measures to contain the virus, including travel bans and restrictions, quarantines, shelter-in-place orders, and business limitations and shutdowns. Work-from-home and other measures have introduced additional operational risks, including cybersecurity risks, and may adversely affect the way the Company and its customers and insurance providers conduct business.

In response to the COVID-19 pandemic, the Company eliminated corporate travel and reduced certain professional services. In addition, the Company implemented remote working capabilities and measures that focused on the safety of its employees. The Company continues to monitor the rapidly evolving conditions and circumstances as well as guidance from international and domestic authorities, including public health authorities. The Company does not currently foresee the need to take additional actions, however it continues to evaluate the ongoing impact of COVID-19 as facts and circumstances change. The Company does not expect the COVID-19 pandemic to have any material effect on the Company’s revenues and financial results, although the magnitude and duration of the ultimate effects as a result of the COVID-19 pandemic are not possible to predict at this time.

2. Summary of significant accounting policies

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, revenue recognition, valuation of goodwill and intangible assets, valuation of contingent consideration liabilities, valuation of common stock/shares and equity-based awards, and income taxes. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates as there are changes in circumstances, facts and experience. Actual results may differ from those estimates or assumptions.

Risk of concentrations of credit and significant customers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. At times, the Company may maintain cash balances in excess of federally insured limits. The Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Significant customers are those that accounted for 10% or more of the Company’s total revenue or accounts receivable during any period presented herein. During the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, no customer accounted for 10% or more of revenue. As of December 31, 2019 and 2020, no customer accounted for 10% or more of accounts receivable.

Cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation.

Restricted cash

As of December 31, 2020, restricted cash consisted of $0.3 million deposited in a separate restricted bank account as collateral required for one of the Company’s operating bank accounts. This amount is classified within other assets on the Company’s consolidated balance sheets. The Company did not have any restricted cash as of December 31, 2019.

Accounts receivable, net and unbilled receivables

Accounts receivable are presented net of an allowance for doubtful accounts, which is an estimate of amounts that may not be collectible. The allowance for doubtful accounts is the best estimate of the amount of probable credit losses in the existing accounts receivable. An allowance for doubtful accounts is established when it is probable a credit loss has been incurred based on historical collection information, a review of major customer accounts receivable balances, and an assessment of current economic conditions. The Company writes off accounts receivable against the allowance when it determines a balance is uncollectible and no longer actively pursues collection of the receivable. As of December 31, 2019 and 2020, the Company’s allowance for doubtful accounts was $0.1 million and $0.2 million, respectively. During the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, the Company wrote off accounts receivable balances of less than $0.1 million in each period.

Unbilled receivables represent amounts for which payment of consideration is subject only to the passage of time and are assessed for collectability at each reporting period.

Fair value measurements

Certain assets and liabilities are carried at fair value under GAAP, ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company’s cash equivalents are carried at fair value, determined according to the fair value hierarchy described above (refer to Note 6 – Fair Value Measurements). The carrying values of the Company’s accounts receivable, unbilled receivables, accounts payable, and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities. The carrying value of the Company’s long-term debt approximates its fair value due to its variable interest rate. Due to the short-term maturity date of the notes payable to related parties (due in the first quarter of 2021), the Company believes the carrying value of the notes payable to related parties approximates their fair value as of December 31, 2019 and 2020. The

Company’s recurring fair value measurements using Level 3 inputs relate to our contingent consideration liability. Refer to Note 6 – Fair Value Measurements for a discussion of the changes in the fair value of our contingent consideration liability.

Segment information

Operating segments are defined as components of a business for which separate financial information is regularly evaluated by the chief operating decision maker (“CODM”), which is the Company’s chief executive officer, in deciding how to allocate resources and assess performance. The CODM views its operations and manages its business through two reportable segments: Enterprise Solutions and SMB Solutions. Financial information is provided in Note 18- Segment and Geographic Information of the accompanying consolidated financial statements regarding our reportable segments and geographic operations and revenue.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset as follows:

Estimated Useful Life
Computer equipment and purchased software	3 years
Internal-use software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of useful life or remaining life of lease

Costs for capital assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred.

Business combinations

In accordance with ASC 805, Business Combinations (“ASC 805”), the Company recognizes tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. Determining these fair values requires management to make significant estimates and assumptions, especially with respect to intangible assets.

The Company recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair value. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair value of the assets acquired and the liabilities assumed. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded in the consolidated statements of operations.

Goodwill and acquired intangible assets

The Company records goodwill when consideration paid in a business acquisition exceeds the value of the net assets acquired. Goodwill is not amortized, but rather is tested for impairment annually, or more frequently if facts and circumstances warrant a review, at the reporting unit level. The Company assesses both the existence of potential impairment and the amount of impairment loss, if any, by comparing the fair value of the reporting unit that includes goodwill with its carrying amount, including goodwill. To date, the Company has not identified any impairment to goodwill. Intangible assets are recorded at their estimated fair values at the date of acquisition. The Company amortizes acquired intangible assets over their estimated useful lives based on the pattern of consumption of the economic benefits or, if that pattern cannot be readily determined, on a straight-line basis.

Valuation of contingent consideration liabilities

The Company’s acquisitions may provide for potential cash payments to former owners upon achievement of certain future performance targets. The Company estimates the fair value of these payments as of each respective acquisition date. The Company remeasures the fair value of the potential payments based upon the estimated achievement levels of the remaining targets at each subsequent reporting date until the liability is fully settled. Increases or decreases in the fair value of the contingent consideration liability are recorded through contingent consideration net (benefit) expense on the consolidated statement of operations.

Impairment of long-lived assets

Long-lived assets consist primarily of property and equipment and intangible assets with finite lives. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized in loss from operations to the extent estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. For the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, the Company did not record any impairment losses on long-lived assets.

Revenue

The Company derives its revenue primarily from providing access to its SaaS solutions via subscription and transaction and usage based fees for services provided through its solutions. To a lesser extent, the Company also generates revenues from the sale of implementation and other professional services, and the sale of hardware. In accordance with ASU 2014-09, Revenue from Contracts with Customers: Topic 606 (“ASC 606”), the Company recognizes revenue following a five step model, as outlined below:

•	identification of the contract(s) with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when (or as) performance obligations are satisfied.

The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. Revenue is reported net of applicable sales and use tax and is recognized when control of these services or products are transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the contract’s performance obligations.

Performance obligations and timing of revenue recognition

Revenue from the Company’s subscription services as well as from its transaction and usage based services represents a single promise to provide continuous access (i.e., a stand-ready obligation) to its software solutions in the form of a service through one of the Company’s hosted data providers. Customers do not have the right or practical ability to take possession of the software and use it on their own or another entity’s hardware. For subscription services, as each day of providing access to the software is substantially the same and the customer simultaneously receives and consumes the benefits as access is provided, the Company has determined that its subscription services arrangements include a single performance obligation comprised of a series of distinct services. Revenue from the Company’s subscription services is recognized over time on a ratable basis over the contract term beginning on the date that the Company’s service is made available to the customer. Subscription periods, while primarily monthly, range from monthly to multi-year, are billed in advance and are non-cancelable. For transaction and usage based services, since the timing and quantity of transactions to be facilitated by the Company are not determinable, the Company views transaction processing services as an obligation to stand ready to facilitate as many transactions as the customer requests. Under a stand-ready obligation, the evaluation of the nature of a performance obligation is focused on each time increment rather than the underlying activities. As each day of providing these services is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services. The Company satisfies its performance obligation as these services are provided. Revenue is recognized in the month the service is complete.

The majority of transaction and usage based services arrangements are priced as a percentage of transaction value or a specified fee per transaction. Given the nature of the promise based on unknown quantities or outcomes of services to be performed over the contract term, the total consideration is determined to be variable consideration. The variable consideration relates specifically to the Company’s effort to transfer each distinct daily service, as such the Company allocates the variable consideration earned to the distinct day in which those activities are performed and it recognizes these fees as revenue in the period earned, at which point the variable amount is known.

In determining the amount of consideration received related to these services, the Company applied the principal-agent guidance in ASC 606 and assessed whether it controls services performed by other intermediaries. As it relates to transaction and usage based services, the Company’s software solutions provide an interface that allows customers to integrate with a variety of payment processors to route and clear each transaction through the applicable payment network(s). As third parties are involved in the transfer of goods or services to customers, the Company considers the nature of each specific promised good or service and applies judgment to determine whether the Company controls the good or service before it is transferred to the customer or whether the Company is acting as an agent of the third party. To determine whether or not the Company controls the good or service before it is transferred to the customer, the Company assesses indicators including whether the Company or the third party is primarily responsible for fulfillment and which party has discretion in determining pricing for the good or service, as well as other considerations. Based on this assessment, the Company determined that EngageSmart does not control the services performed by card networks, sponsor banks and credit card processors as each of these parties is the primary obligor for their portion of payment and transaction processing services performed. Therefore, transaction usage based service revenue is recognized net of any fees owed to these intermediaries.

Reserve for sales refunds and credits

The Company maintains a reserve for sales refunds and credits to customers for which the Company can estimate based upon historical experience. The reserve for sales refunds and credits is recorded as a reduction in revenue. As of December 31, 2019 and 2020, the Company’s allowance for sales refunds and credits was $0.2 million and $0.3 million, respectively, included within accrued expenses and other current liabilities included within the consolidated balance sheets.

Deferred financing costs

The Company capitalizes certain legal and other third-party fees that are directly associated with obtaining access to capital under credit facilities. Deferred financing costs incurred in connection with obtaining access to capital are recorded in prepaid expenses and other current assets and are amortized on a straight line basis over the term of the credit facility. Deferred financing costs related to a recognized debt liability are recorded as a reduction of the carrying amount of the debt liability and amortized to interest expense using the effective interest method over the repayment term.

Deferred rent

Payment escalations, rent holidays and other lease incentives that may be included in lease agreements are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the respective lease term. Adjustments for such items are recorded as deferred rent and amortized over the respective lease terms. As of December 31, 2019 and 2020, the Company had deferred rent of $0.3 million and $1.7 million, respectively. The short-term portion of the deferred rent is included within accrued expenses and other current liabilities and the long-term portion is included within other long-term liabilities in the accompanying consolidated balance sheets.

Research and development

Research and development expenses consist primarily of personnel-related expenses, contractor-related fees, and costs for software tools for product management and software development. Research and development costs are expensed as incurred, except for certain costs which are capitalized in connection with the development of the Company’s internal-use software and websites.

The Company accounts for its software and website development costs in accordance with the guidance in ASC 350-40, Internal-Use Software and ASC 350-50, Website Development Costs. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use, at which point such costs are amortized over the estimated useful life of three years. Capitalized software costs are recorded as a component of property and equipment.

Advertising expense

The Company expenses advertising costs as incurred and such costs are included in selling and marketing expense in the accompanying statements of operations and comprehensive loss. During the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, advertising expense totaled $0.2 million, $1.5 million, and $6.7 million, respectively.

Costs associated with exit activities

The Company records cost associated with exit activities in accordance with ASC 420, Exit of Disposal Cost Obligations (“ASC 420”). Costs associated with exit activities include contract termination costs, including costs related to leased facilities to be abandoned or subleased, which are expensed in accordance with ASC 420 and are included in Restructuring charges within the consolidated statements of operations. A restructuring liability is recorded on the Company’s consolidated balance sheets within accrued expenses and other current liabilities and other long-term liabilities.

Stock/equity-based compensation

The Company measures awards with service-based vesting or performance-based vesting granted to employees, non-employees, and directors based on the fair value of the award on the date of grant.

Compensation expense for the awards is recognized over the requisite service period for employees and directors and as services are delivered for non-employees, both of which are generally the vesting period of the respective award. The Company uses the straight-line method to record the expense of awards with only service-based vesting conditions. The Company uses the graded-vesting method to record the expense of awards with both service-based and performance-based vesting conditions, commencing once achievement of the performance condition becomes probable. The Company accounts for forfeitures of stock/equity-based awards as they occur.

The Company classifies stock/equity-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

Net loss per share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per share is calculated by dividing net loss by the sum of the weighted average number of common shares and potentially dilutive securities outstanding during the period using the treasury stock method. For periods in which the Company reported a net loss, diluted net loss per common share is the same as basic net loss per common share, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

The Company has three classes of common shares outstanding: Class A-1 common shares, Class A-2 common shares, and Class A-3 common shares. As more fully described in Note 11 – Common Stock, Common Shares, and Redeemable Convertible Preferred Stock, the rights of the holders of Class A-1 common shares, Class A-2 common shares, and Class A-3 common shares are identical, except with respect to distribution rights upon an Exit Event (as defined in the Operating Agreement) for the holders of Class A-2 common shares as specified in the Second Amended and Restated Limited Liability Company Agreement dated February 11, 2019 (“Operating Agreement”), for amounts distributable in excess of $889.1 million to General Atlantic (IC) LP or its affiliates (holders of Class A-1 common shares issued to them on February 11, 2019 in conjunction with the InvoiceCloud Acquisition). As a result, the Company allocates undistributed losses between the classes of common shares on a one-to-one basis when computing net loss per share. As such, basic and diluted net loss per share of Class A-1 Class A-2 and Class A-3 common shares are equivalent.

Income taxes

The Company is treated as a corporation for federal income tax purposes and is subject to taxation in the United States. In each reporting period, the Company’s tax provision includes the effects of consolidating the results of the operations of its subsidiaries.

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the consolidated financial statements or in the Company’s tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision (benefit) for income taxes. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the consolidated financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties.

Recently adopted accounting pronouncements

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (Subtopic 350-40) (“ASU 2018-15”). The objective of the standard is to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted ASC 2018-15 as of January 1, 2020 prospectively for implementation costs incurred after the date of adoption, and the adoption of this standard did not have a material impact on the consolidated financial statements and related disclosures.

Recently issued accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to recognize most leases on their balance sheet as a right-of-use asset and a lease liability. In general, lease arrangements exceeding a twelve-month term must be recognized as assets and liabilities on the balance sheet. Under ASU 2016-02, a right of use asset and lease obligation is recorded for all leases, whether operating or financing, while the income statement reflects lease expense for operating leases and amortization/interest expense for financing leases. The FASB also issued ASU 2018-10, Codification Improvements to Topic 842 Leases, and ASU 2018-11, Targeted Improvements to Topic 842 Leases, which allows the new lease standard to be applied as of the adoption date with a cumulative-effect adjustment to the opening balance of retained earnings rather than retroactive restatement of all periods presented. In June 2020, the FASB issued ASU No. 2020-05, which grants a one-year effective-date delay for nonpublic entities to annual reporting periods beginning after December 15, 2021 and to interim periods within fiscal years beginning after December 15, 2022. Early adoption continues to be permitted. The Company is currently evaluating when to adopt this guidance, the method of adoption and the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes may result in earlier recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, which narrowed the scope and changed the effective date for non-public entities for ASU 2016-13. The FASB subsequently issued supplemental guidance within ASU No. 2019-05, Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief (“ASU 2019-05”). ASU 2019-05 provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For public entities that are Securities and Exchange Commission filers, excluding entities eligible to be smaller reporting companies, ASU 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, ASU 2016-13 is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-13 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes—Simplifying the Accounting for Income Taxes (Topic 740). The amendments in this update simplify the accounting for income taxes by removing certain exceptions to the general principles as well as clarifying and amending existing guidance to improve consistent application. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. Depending on the amendment, adoption may be applied on the retrospective, modified retrospective, or prospective basis. The Company is currently assessing the impact of the adoption of this guidance on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”), which intends to address accounting consequences that could result from the global markets’ anticipated transition away from the use of the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. The amendments within ASU 2020-04 provide operational expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions to affected by reference rate reform if certain criteria are met. The amendments within ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in ASC 2020-04 are effective immediately and may be applied through December 31, 2022. The Company is currently assessing the impact of the adoption of this guidance on its consolidated financial statements.

3. Revenue

Revenue disaggregated

The Company disaggregates revenue from contracts with customers by reportable segment, as the Company believes it best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors and is consistent with the manner in which the Company operates the business. The Company generates a significant majority of its revenue in the Enterprise Solutions segment from transaction and usage-based revenue and a significant majority of its revenue in the SMB Solutions segment from subscription revenue.

Refer to Note 18 – Segment and Geographic Information for the table that depicts disaggregated revenue by segment.

Contract assets and liabilities

Contract assets are rights to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditional on something other than the passage of time. Contract assets are transferred to accounts receivable once the rights become unconditional. The Company did not have contract assets as of December 31, 2019 or December 31, 2020.

Contract liabilities (deferred revenue) primarily consist of billings and payments received in advance of revenue recognition. The Company primarily bills and collects payments from customers for its services in advance on a monthly, quarterly or annual basis. Contract liabilities are recognized as revenue when services are performed and all other revenue recognition criteria have been met. Amounts expected to be recognized as revenue within 12 months of the balance sheet date are classified as current deferred revenue and amounts expected to be recognized as revenue beyond 12 months of the balance sheet date are classified as noncurrent deferred revenue. Deferred revenue was $4.0 million as of December 31, 2019, all of which was current. Deferred revenue (current and non-current) was $4.8 million and $0.2 million as of December 31, 2020, respectively. During the year ended December 31, 2020, the Company recognized revenue of $4.0 million from the deferred revenue balance as of December 31, 2019.

Remaining performance obligations

ASC 606 requires disclosure of the aggregate amount of the transaction price allocated to unsatisfied performance obligations. As permitted by ASC 606, the Company has elected to exclude from this disclosure any contracts with an original duration of one year or less and any variable consideration that meets specified criteria. As described in Note 2—Summary of Significant Accounting Policies, for contracts greater than one year in length, our most significant performance obligations consist of variable consideration. Such variable consideration meets the specified criteria for the disclosure exclusion; therefore, the majority of the aggregate amount of transaction price that is allocated to performance obligations that have not yet been satisfied is variable consideration that is not required for this disclosure.

Costs to obtain and fulfill a contract

The Company also considered ASC 340-40, Other Assets and Deferred Costs—Contracts with Customers. The Company capitalizes incremental costs incurred in obtaining contracts with customers if the amortization period is greater than one year. For costs that the Company would have capitalized and amortized over one year or less, the Company has elected to apply the practical expedient and expense these contract costs as incurred. The Company’s incremental costs of obtaining a contract consist of sales commissions paid to employees for new bookings and in certain situations, upon the go-live date for a new customer. Sales commissions are not paid on contract renewals. Sales commissions (related to new bookings and go-lives) are deferred and amortized on a straight-line basis over the period of benefit, which the Company has estimated to be five years for initial contracts. The period of benefit was determined based on an average customer contract term, expected customer life, and expected useful life of its related technology.

Deferred commissions are classified as current or noncurrent assets based on the timing the expense will be recognized. The current and noncurrent portions of deferred commissions are included in prepaid expenses and other current assets and other assets, respectively, in the Company’s consolidated balance sheets. For the Successor 2019 Period, the Company capitalized less than $0.1 million in costs to obtain contracts with customers. For the year ended December 31, 2020, the Company capitalized $0.6 million in costs to obtain contracts with customers. As of December 31, 2020, the Company has $0.1 million and $0.5 million in current and non-current deferred costs of obtaining contracts with customers, respectively. For the year ended December 31, 2020, the Company had amortization expense of less than $0.1 million related to deferred costs. Amortization expense is included in sales and marketing expense in the consolidated statements of operations.

4. Net Loss Per Share

Basic and diluted net loss per share attributable to common shareholders of InvoiceCloud (Predecessor)/net loss per share (Successor) was calculated as follows (in thousands, except share and per share amounts):

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020

Numerator:
Net loss	$(39,135)	$(14,463)	$(6,678)

Less: Net loss attributable to non-controlling interest	(54)

Net loss attributable to common shareholders of Invoice Cloud, Inc.	$(39,081)

Denominator:
Weighted average common shares outstanding, basic and diluted	16,494,778	47,454,602	48,549,076

Net loss per share attributable to common shareholders of Invoice Cloud, Inc. (Predecessor)/ net loss per share (Successor), basic and diluted	$(2.37)	$(0.30)	$(0.14)

The Company’s potentially dilutive securities, which included redeemable convertible preferred stock (Predecessor) and options (Predecessor and Successor), have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share attributable to common shareholders of InvoiceCloud (Predecessor)/net loss per share (Successor). Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common shareholders of InvoiceCloud (Predecessor)/net loss per share (Successor) is the same. The Company excluded the following potential common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to common shareholders of InvoiceCloud (Predecessor)/net loss per share (Successor) for the periods indicated because including them would have had an anti-dilutive effect:

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020
Options to purchase common stock/shares	6,539,697	4,231,691	3,111,085
Redeemable convertible preferred stock (as converted to common stock)	25,273,449	—	—

	31,813,146	4,231,691	3,111,085

Predecessor

During the Predecessor 2019 Period, the Company followed the two-class method when computing net loss per share attributable to common shareholders of InvoiceCloud, as the Company had issued shares that met the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common shareholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Net loss per share attributable to common shareholders of InvoiceCloud was calculated based on net loss attributable to InvoiceCloud and excluded net loss attributable to non-controlling interest.

The Company’s redeemable convertible preferred stock contractually entitled the holders of such shares to participate in dividends but did not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reported a net loss, such losses were not allocated to such participating securities. In periods in which the Company reported a net loss attributable to common shareholders of InvoiceCloud, diluted net loss per share attributable to common shareholders of InvoiceCloud was the same as basic net loss per share attributable to common shareholders of InvoiceCloud since dilutive common shares were not assumed to have been issued as their effect was anti-dilutive. The Company reported a net loss attributable to common shareholders of InvoiceCloud during the Predecessor 2019 Period.

Successor

The Company has three classes of common shares. As specified in the Operating Agreement, the rights of the holders of the Class A-1, Class A-2, and Class A-3 common shares are identical, except with respect to distribution rights upon an Exit Event (as defined in the Operating Agreement), for the holders of Class A-2 common shares for amounts distributable in excess of $889.1 million to General Atlantic (IC) LP or its affiliates (holders of Class A-1 common shares issued to them on February 11, 2019 in conjunction with the InvoiceCloud Acquisition). As a result, the Company allocates undistributed losses between the classes of common shares on a one-to-one basis when computing net loss per share, As such, basic and diluted net loss per share of Class A-1, Class A-2, and Class A-3 common shares are equivalent.

5. Acquisitions

Successor

InvoiceCloud Acquisition

On February 11, 2019, the Company consummated the InvoiceCloud Acquisition for total purchase consideration of $503.8 million. The InvoiceCloud Acquisition was accounted for as a business combination under ASC 805 with EngageSmart as the acquirer. The Company has elected to apply push down accounting as a result of the change in ownership of the Company.

Under the acquisition method of accounting, the total purchase consideration is allocated to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values to establish a new basis of accounting. Accordingly, the assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the acquisition, with the residual consideration transferred recorded as goodwill.

The final allocation of the purchase price was as follows (in thousands):

Cash paid, net of cash acquired	$353,483
Issuance of Class A-2 common shares to former shareholders	136,559
Assumption of equity-based options for purchase of Class A-3 common shares	13,719

Total purchase price consideration	$503,761

Fair value of assets acquired and liabilities assumed:
Accounts receivable	$4,517
Unbilled receivables	1,945
Prepaid expenses and other current assets	1,095
Property and equipment	1,313
Other assets	441
Customer relationships	74,079
Tradenames	5,431
Developed technology	39,810
Goodwill	405,053

Total assets acquired	533,684
Accounts payable	(869)
Accrued expenses and other current liabilities	(6,942)
Deferred revenue	(1,248)
Notes payable to related parties	(5,900)
Deferred income taxes	(10,469)
Contingent consideration liability	(4,212)
Other long-term liabilities	(283)

Net assets acquired	$503,761

Customer relationships were valued using the income approach. Significant assumptions and estimates utilized in the model include the customer attrition rate and discount rate. The developed technology and tradename intangibles were valued using a relief from royalty method, which considers both the market approach and the income approach. Significant assumptions and estimates utilized in the model include the royalty and discount rates. Acquired intangible assets are amortized over their estimated useful lives based on the pattern of consumption of the economic benefits of the intangible asset or, if that pattern cannot be readily determined, on a straight-line basis.

Goodwill was calculated as the excess of the consideration transferred over the fair value of the identifiable net assets acquired and liabilities assumed and is derived from expected synergies from the InvoiceCloud Acquisition, including complementary services that are anticipated to enhance the Company’s overall service portfolio, resulting in incremental revenue and profitability. Goodwill resulting from the InvoiceCloud Acquisition is not deductible for tax purposes.

The related acquisition costs were expensed as incurred by both EngageSmart as the accounting acquirer and InvoiceCloud as the seller in their respective pre-acquisition financial statements. The Predecessor incurred $36.1 million of transaction costs related to the InvoiceCloud Acquisition included in the consolidated statement of operations and comprehensive loss for the Predecessor 2019 Period. Transaction costs primarily related to $28.9 million associated with an option termination charge and transaction bonuses and $7.2 million related to professional fees, inclusive of accounting, legal, advisory and other professional fees.

In connection with the InvoiceCloud Acquisition, the Company settled preexisting InvoiceCloud debt with a principal amount of $20.0 million and accrued interest (Note 10—Debt), as well as notes payable to related parties with a principal amount of $3.0 million and accrued interest (Note 17 – Related Parties). In connection with the InvoiceCloud Acquisition, the Company entered into a credit agreement (the “Credit Agreement”) which provides for a $75.0 million aggregate principal amount senior secured term loan facility (the “Initial Term Loan Facility”). Proceeds from the Initial Term Loan Facility were used to fund the InvoiceCloud Acquisition, and the Company incurred debt issuance costs in the amount of $2.4 million, which were recorded as a direct reduction to the carrying value of the loan and are being amortized to interest expense over the life of the Credit Agreement. Refer to Note 10 – Debt for additional details.

2020 Acquisitions

Payment Service Network, Inc.

On January 2, 2020, the Company consummated a stock purchase agreement with Payment Service Network, Inc. (“PSN”) and certain other parties to acquire 100% of the outstanding equity interests of PSN for a purchase price of $24.6 million. PSN is a SaaS electronic billing and payment provider that provides online billing and end-user communication across multiple industries, including utilities and municipalities.

The PSN acquisition was accounted for as a purchase of a business under ASC 805. Under the acquisition method of accounting, the assets and liabilities of PSN were recorded as of the acquisition date, at their respective fair values. The purchase consideration of $24.6 million reflected a net cash payment of $20.2 million, a working capital adjustment of $0.1 million owed to the Company, and contingent consideration of $4.4 million representing the fair value of potential payments to the former shareholders of PSN. The former shareholders of PSN are eligible to receive up to $5.5 million upon achievement of certain annual net recurring revenue targets over a three-year period, and $1.0 million upon achievement of a single customer conversion target.

The Company estimated the fair value of the contingent consideration upon achievement of the three annual net recurring revenue targets and the single customer conversion target as of the acquisition date. The Company remeasures the fair value of the contingent consideration upon the estimated achievement levels of the remaining targets at each reporting date until the liability is fully settled, recognizing changes in the fair value of the liability in earnings. The Company uses a Monte Carlo simulation model in its estimates, and significant assumptions and estimates utilized in the model include the forecasted net recurring revenue, net recurring revenue volatility, and discount rate. During the year ended December 31, 2020, the Company paid $1.5 million upon achievement of the initial annual recurring revenue target. As of December 31, 2020, the Company estimated the remaining fair value of the contingent consideration to be $3.4 million.

The final allocation of the purchase price was as follows (in thousands):

Cash paid, net of cash acquired	$20,213
Fair value of contingent consideration at acquisition	4,434
Working capital adjustment	(52)

Total purchase price consideration	$24,595

Fair value of assets acquired and liabilities assumed:
Unbilled receivables	$1,040
Prepaid expenses and other current assets	183
Property and equipment	127
Customer relationships	6,563
Tradenames	356
Developed technology	2,732
Goodwill	17,447

Total assets acquired	$28,448
Accounts payable	(27)
Accrued expenses and other current liabilities	(1,303)
Deferred revenue	(104)
Deferred income taxes	(2,419)

Net assets acquired	$24,595

Customer relationships were valued using the income approach. Significant assumptions and estimates utilized in the model include the customer attrition rate and discount rate. The developed technology and tradename intangibles were valued using a relief from royalty method, which considers both the market approach and the income approach. Significant assumptions and estimates utilized in the model include the royalty and discount rates. Acquired intangible assets are amortized over their estimated useful lives based on the pattern of consumption of the economic benefits of the intangible asset or, if that pattern cannot be determined, on a straight-line basis.

Goodwill was recognized for the excess purchase price over the fair value of the net assets acquired. Goodwill is primarily attributable to the workforce of the acquired business (which is not eligible for separate recognition as an identifiable intangible asset) and synergies expected to arise from the acquisition. Goodwill resulting from the acquisition of PSN is not deductible for tax purposes.

The operating results of PSN have been included in the consolidated financial statements beginning on the acquisition date, and pro forma information has not been presented, as the operating results of PSN are not material. Acquisition-related costs related to the acquisition of PSN are not material for the year ended December 31, 2020.

Track Your Hours, LLC

On April 3, 2020, the Company consummated an equity purchase agreement with Track Your Hours, LLC (“TYH”) and its sole owner to acquire 100% of the outstanding equity interests of TYH. TYH is a leading provider of software for tracking progress and hours for students and trainees who are in process of obtaining their licensure as marriage and family therapists, licensed clinical social workers, and licensed professional clinical counselors. The acquisition of TYH was accounted for as a purchase of a business under ASC 805. The total consideration for this acquisition was $5.5 million, comprised of $5.3 million of cash paid, net of cash acquired, and contingent consideration with a fair value of $0.2 million at the time of the acquisition. In allocating the total purchase consideration for this acquisition based on estimated fair values, the Company recorded goodwill of $3.2 million and identifiable intangible assets of $2.6 million. Goodwill is primarily attributable to future economic benefits expected to arise from the utilization of the intangible assets as well as the economic benefits expected from the workforce. Intangible assets acquired consisted of customer relationships valued using the income approach and developed technology and marketing relations valued a relief from royalty method. Goodwill resulting from this acquisition is not deductible for tax purposes. The operating results of TYH have been included in the consolidated financial statements beginning on the acquisition date, and pro forma information has not been presented, as the operating results of TYH are not material. Acquisition-related costs related to the acquisition of TYH are not material for the year ended December 31, 2020.

6. Fair Value Measurements

The following tables present the Company’s fair value hierarchy for its assets and liabilities that were measured at fair value on a recurring basis (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Cash equivalents:
Money market funds	$4,405	$—	$—	$4,405

	$4,405	$—	$—	$4,405

Liabilities:
Contingent consideration liability	$—	$—	$3,365	$3,365

Money market funds held as of December 31, 2020 were valued by the Company based on quoted market prices, which represent a Level 1 measurement within the fair value hierarchy. There were no transfers into or out of Level 3 during the Predecessor 2019 Period, Successor 2019 Period, or year ended December 31, 2020.

The contingent consideration liability in the table above consisted of the fair value of contingent consideration related to acquisitions made during the year ended December 31, 2020 and was based on significant inputs not observable in the market, which represented a Level 3 measurement within the fair value hierarchy (Note 5—Acquisitions). The following table provides a rollforward of the aggregate fair values of the Company’s contingent consideration liability for which fair value was determined by Level 3 inputs (in thousands):

Contingent Consideration

Predecessor:
Fair value at December 31, 2018	$4,212
Change in fair value	—

Fair value at February 10, 2019	$4,212

Successor:
Fair value at February 11, 2019	$—
Contingent consideration liability assumed as part of the InvoiceCloud Acquisition	4,212
Payment of contingent consideration	(4,000)
Change in fair value	(212)

Fair value at December 31, 2019	—
Contingent consideration liability recorded in connection with acquisitions	4,608
Payment of contingent consideration	(1,500)
Change in fair value	257

Fair value at December 31, 2020	$3,365

As of December 31, 2020, the maximum amount of future contingent consideration (undiscounted) that the Company could be required to pay associated with our prior acquisitions was $6.0 million.

7. Goodwill and Acquired Intangible Assets

The carrying amount of goodwill was $405.1 million and $425.7 million as of December 31, 2019 and 2020, respectively, related to goodwill from the Company’s acquisitions.

Changes in goodwill were as follows (in thousands):

Carrying Amount

Predecessor:
Balance as of December 31, 2018	$38,923
Redemption of non-controlling interest	657

Balance as of February 10, 2019	$39,580

Successor:
Balance as of February 11, 2019	$—
Goodwill acquired	405,053

Balance as of December 31, 2019	405,053
Goodwill acquired	20,624

Balance as of December 31, 2020	$425,677

Changes in the carrying amount of goodwill by reportable segment as of December 31, 2020 are as follows (in thousands):

	December 31, 2019	Additions	December 31, 2020
Enterprise Solutions	$201,211	$17,447	$218,658
SMB Solutions	203,842	3,177	207,019

Total goodwill	$405,053	$20,624	$425,677

Goodwill is not amortized, but instead is reviewed for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. To date, the Company has had no impairments to goodwill.

Acquired intangible assets of the Company consisted of the following (in thousands):

		December 31, 2019
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Carrying Value
	(in years)
Customer relationships	10.0	$74,079	$(6,548)	$67,531
Developed technology	7.0	39,810	(5,027)	34,783
Tradenames	5.0	5,431	(960)	4,471

		$119,320	$(12,535)	$106,785

		December 31, 2020
	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Carrying Value
	(in years)
Customer relationships	10.0	$82,841	$(14,775)	$68,066
Developed technology	7.0	42,913	(11,160)	31,753
Tradenames	5.0	5,824	(2,123)	3,701

		$131,578	$(28,058)	$103,520

The Company recorded amortization expense of $0.2 million, $12.5 million, and $15.5 million for the Predecessor 2019 Period, Successor 2019 Period, and year ended December 31, 2020. Amortization of developed technology is recorded within cost of revenue, while amortization of customer relationships and tradenames is recorded within the separate caption amortization of intangible assets within operating expenses within the Company’s consolidated statements of operations and comprehensive loss. Future estimated amortization expense of the Company’s intangible assets as of December 31, 2020, is expected to be as follows (in thousands):

Year Ending December 31,
2021	$15,601
2022	15,601
2023	15,601
2024	14,640
2025	14,383
Thereafter	27,694

$103,520

8. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	Successor
	December 31,
	2019	2020
Computer equipment and software	$1,809	$3,139
Internal-use software	—	1,268
Furniture and fixtures	578	1,820
Leasehold improvements	265	1,961

	2,652	8,188
Less: Accumulated depreciation and amortization	(690)	(1,977)

	$1,962	$6,211

For the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, depreciation and amortization expense was $0.1 million, $0.7 million, and $1.3 million, respectively. The Company did not capitalize any costs associated with the development of internal-use software during the Predecessor 2019 Period or Successor 2019 Period. The Company capitalized costs associated with the development of internal-use software of $1.3 million and recorded related amortization expense of less than $0.1 million during the year ended December 31, 2020. The remaining net book value of capitalized software costs was $1.3 million as of December 31, 2020.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following (in thousands):

	Successor
	December 31,
	2019	2020
Accrued employee compensation and benefits	$3,381	$7,073
Accrued channel partner fees	1,187	1,615
Accrued sales tax	5	2,019
Accrued interest payable	951	794
Other	1,816	4,465

	$7,340	$15,966

10. Debt

Predecessor

Prior to the InvoiceCloud Acquisition (Note 5—Acquisitions), InvoiceCloud had a loan and security agreement with a financial institution which provided for a revolving line of credit (the “Predecessor Line of Credit”) with maximum available borrowings of $18.0 million. The Predecessor Line of Credit bore interest at a rate of 1.50% above prime (7.0% at the time of the InvoiceCloud Acquisition) and had a maturity date of February 26, 2021. At the time of the InvoiceCloud Acquisition, InvoiceCloud had drawn down $15.0 million under the Predecessor Line of Credit.

The loan and security agreement also provided for an additional cash advance (the “Predecessor Term Loan”) of $5.0 million, which was outstanding at the time of the InvoiceCloud Acquisition. Interest-only payments were required through March 2019, at which time the Company would be required to make 36 equal monthly payments of principal and interest. In connection with the InvoiceCloud Acquisition, the amounts outstanding under both the Predecessor Line of Credit and the Predecessor Term Loan of $20.0 million were fully repaid and the loan and security agreement was terminated.

Successor

Long-term debt consisted of the following (in thousands):

	Successor
	December 31,
	2019	2020
Principal amount of long-term debt	$76,877	$111,671
Less: Current portion of long-term debt	—	—

Long-term debt, net of current portion	76,877	111,671
Less: Debt issuance costs, net of accretion	(1,944)	(1,471)

Long-term debt, net of debt issuance costs and current portion	$74,933	$110,200

On February 11, 2019, in connection with the InvoiceCloud Acquisition, the Company entered into a Credit Agreement with a financial institution which provides for a revolving line of credit (the “Revolving Credit

Facility”) with maximum available borrowings of $7.5 million. The Revolving Credit Facility bears interest at a rate of either the base rate, as defined, plus 5.00% per annum or adjusted LIBOR, as defined, plus 6.00% per annum and requires quarterly interest-only payments with the unpaid principal balance plus any accrued but unpaid interest due upon maturity on February 11, 2024. In September 2019, a letter of credit was issued related to one of the Company’s leases in the amount of $2.1 million which reduced the amount of borrowings available under the Revolving Credit Facility to $5.4 million. As of December 31, 2019 and 2020, there were no outstanding borrowings under the Revolving Credit Facility.

The Credit Agreement also provides for the Initial Term Loan Facility with maximum available borrowings of $75.0 million. The Initial Term Loan Facility bears interest at adjusted LIBOR, as defined, plus 3.25% per annum (7.50% as of December 31, 2020) and bears paid-in-kind (“PIK”) interest at a rate of 3.25% per annum. The PIK interest is added to the principal amount of the borrowings outstanding at the end of each quarter until the maturity date of the Term Loan. The Initial Term Loan Facility requires quarterly interest-only payments with the unpaid principal balance plus any accrued but unpaid interest due upon maturity on February 11, 2024. Proceeds from the Initial Term Loan Facility were used to fund the InvoiceCloud Acquisition. As of December 31, 2019 and December 31, 2020, PIK interest capitalized on the Initial Term Loan Facility and included in the outstanding principal balance was $1.9 million and $4.4 million, respectively. In conjunction with the Initial Term Loan Facility, the Company incurred debt issuance costs in the amount of $2.4 million, which were recorded as a reduction to the carrying value of the loan on the consolidated balance sheets. During the Successor 2019 Period, the payments of debt issuance costs are recorded as a reduction in proceeds form issuance of long-term debt, net of debt issuance costs on the Company’s consolidated statements of cash flows as they primarily relate to payments to the lenders. During the Successor 2019 Period and the year ended December 31, 2020, the weighted average effective interest rate on outstanding borrowings under the Initial Term Loan Facility was approximately 8.8% and 8.7%, respectively.

Additionally, the Credit Agreement also provides for a delayed draw term loan (the “Delayed Draw Term Loan Facility”) which allows the Company to draw up to an additional $35.0 million until the second anniversary of the Credit Agreement. For the year ended December 31, 2020, the Company drew down $31.3 million under the Delayed Draw Term Loan Facility to partially fund the acquisitions of PSN and TYH. These amounts bear interest at adjusted LIBOR, as defined, plus 3.25% per annum (7.50% as of December 31, 2020) and bear PIK interest at a rate of 3.25% per annum. As of December 31, 2020, PIK interest capitalized on the Delayed Draw Term Loan Facility and included in the outstanding principal balance was $1.0 million. As of December 31, 2020, the Company had $3.7 million of available borrowings under the Delayed Draw Term Loan Facility, which remained undrawn and expired in February 2021 consistent with the terms of the Credit Agreement. For the year ended December 31, 2020, the weighted average effective interest rate on outstanding borrowings under the Delayed Draw Term Loan Facility was approximately 7.9%.

The Credit Agreement is subject to covenants, that, among other things, limit or restrict the ability of the Company to incur debt; incur liens; make investments, loans, advances, guarantees and acquisitions; pay dividends or make other distributions on equity interests, or redeem, repurchase or retire equity interests; consolidate, merge or sell or otherwise dispose of assets; and enter into transactions with affiliates, among other covenants. The Credit Agreement also contains financial covenants with respect maximum consolidated debt to revenue ratio, minimum liquidity and maximum consolidated total leverage ratio. Additionally, the Credit Agreement contains certain customary representations and warranties and affirmative covenants, and certain reporting obligations. As of December 31, 2020, the Company was in compliance with these financial covenants.

11. Common stock, Common shares, and Redeemable convertible preferred stock

Predecessor

Prior to the InvoiceCloud Acquisition, InvoiceCloud had authorized common stock of 52,000,000 shares with a par value of $0.001 per share. The voting, dividend, and liquidation rights of the common stockholders were subject to, and qualified by, the rights, powers, and preferences of the preferred stockholders and as designated in the Amended and Restated Certificate of Incorporation of InvoiceCloud. The holders of common stock were entitled to one vote for each share of common stock held.

Prior to the InvoiceCloud Acquisition, the Company had issued Series A-1, A-2, A-3, A-4, A-5, and A-6 redeemable convertible preferred stock, collectively referred to as the “Preferred Stock”. The holders of Preferred Stock were entitled to vote on all matters and possessed the number of votes equal to the number of shares of common stock into which the Preferred Stock was convertible. The holders of Preferred Stock were entitled to cumulative dividends at a rate equal to 8% of the respective series issuance price per share per year accruing daily and compounding annually. No dividends were declared prior to the InvoiceCloud Acquisition. In the event of any liquidation, dissolution, or winding-up of the Company, each share of Preferred Stock was entitled to receive, at the holders election, the greater of the amount of distributions prior to and in preference to the holders of common stock (including any accrued and unpaid dividends), as provided in the Amended and Restated Certificate of Incorporation of InvoiceCloud, or the amount of distributions available on an as if converted to Common Stock of the Company basis.

Each share of the Preferred Stock was convertible at the option of the holder into a number of fully paid shares of common stock as determined by dividing the respective issuance price by the conversion price in effect at the time.

The Preferred Stock was to be redeemable beginning on October 30, 2021 upon written request at an amount equal to the greater of the then fair market value of such shares or the original issuance price per share (as may be adjusted), plus accrued and unpaid dividends, whether or not declared, and any declared but unpaid, payable upon the first anniversary of the written request for redemption. The Company classified the Preferred Stock outside of stockholders’ deficit because the shares contain certain redemption features that were not solely within the control of the Company.

Non-controlling interest

Prior to the InvoiceCloud Acquisition, the non-controlling interest reflected the non-controlling shareholder’s 14.75% equity interest in ImageVision.net, LLC (“IVN”), doing business as HealthPay24, a consolidated subsidiary of InvoiceCloud. The non-controlling interest in the consolidated statements of operations and comprehensive loss reflect the results of operations from IVN attributable to the non-controlling shareholder of IVN. During the Predecessor 2019 Period, prior to the InvoiceCloud Acquisition, the Company elected to redeem the non-controlling interest and recorded a related accrual for the contractual purchase price.

Successor

Subsequent to the InvoiceCloud Acquisition, as of December 31, 2019 and 2020, the Company has Class A-1 common shares, Class A-2 common shares, and Class A-3 common shares outstanding, collectively referred to as the “Common Shares”.

The Class A-3 common shares are intended to be equity-incentive interests in accordance with certain provisions of the Internal Revenue Code. The fair value of any Class A-3 common share options granted is determined at the date of grant and the resulting equity-based compensation is recognized over the related vesting period (Note 12 – Stock/equity-based Compensation).

On February 11, 2019, in connection with the InvoiceCloud Acquisition (Note 5—Acquisitions), the Company issued 32,403,146 Class A-1 common shares for cash proceeds in the amount of $293.3 million.

On February 11, 2019, in connection with the InvoiceCloud Acquisition (Note 5—Acquisitions), the Company issued 15,087,449 Class A-2 common shares with an estimated fair value of $136.6 million to former shareholders of InvoiceCloud.

The holders of the Common Shares shall vote together as a single class on a pro rata basis on all matters properly submitted for a vote.

Prior to an Exit Event, holders of the common shares are entitled to distributions on a pro rata basis. In connection with or following an Exit Event, holders of common shares are entitled to receive distributions on a pro rata basis until cumulative distributions received by General Atlantic (IC) LP or its affiliates, with respect to the shares issued to them on February 11, 2019 equal $889.1 million. After full payment has been made to the holders of the Class A-1 common shares, holders of the Class A-2 common shares are entitled to a percentage of remaining distributions, as defined in the Operating Agreement, on a pro rata basis, with an additional percentage of distributions retained by the Company in order to fund a pool for the payment of certain contingent value right bonus awards (Note 14—Commitments and Contingencies). Thereafter, any remaining distributions will be made pro rata to the holders of the common shares.

12. Stock/equity-based compensation

During the Predecessor 2019 Period, the Company’s 2009 Stock Option Plan and 2015 Stock Option Plan provided for the grant of incentive stock options (ISOs) and non-qualified stock options (NSOs) for the purchase of the Company’s common stock. In connection with the InvoiceCloud Acquisition, on February 11, 2019, all outstanding options issued under InvoiceCloud’s 2009 Stock Option Plan and 2015 Stock Option Plan became fully vested and exercisable as Class A-3 common shares of the Successor and were assumed by the Company. During the Predecessor 2019 Period, InvoiceCloud recognized $2.1 million of stock-based compensation expense related to the acceleration of these options.

On February 11, 2019, as part of the InvoiceCloud Acquisition, the Company adopted Invoice Cloud, Inc., 2015 Stock Option Plan which was subsequently amended and restated as the EngageSmart, LLC Amended and Restated 2015 Stock Option Plan (the “Plan”), which provides for the grant of ISOs and NSOs to purchase the Company’s Class A-3 common shares. The Company has the authority to select specific employees, consultants, and nonemployee directors to whom options are granted and to determine the terms of each option. Generally, fifty (50%) percent of the options vest based on performance of the Company and fifty (50%) percent of the options vest over a period determined by the Company, generally four years, and expire not more than ten years from the date of grant. As of December 31, 2020, 5,043,218 Class A-3 common shares were reserved for the issuance of options under the Plan, of which 459,550 shares are available for future grants.

The Company’s board of directors values the Company’s common stock/shares, taking into consideration its most recently available valuation of common stock/shares performed by third parties, as well as additional relevant factors which may have changed since the date of the most recent valuation, through the date of grant.

Option valuation

The fair value of option grants is estimated using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected share volatility based on the historical volatility of a publicly traded set of peer companies. The expected term of the Company’s options has been determined based on the average of the vesting term and the contractual lives of all options awarded. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of options granted:

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020
Fair value of common stock/shares	$9.05	$9.05	$11.04
Risk-free interest rate	2.5%	1.6%	0.6%
Expected volatility	22.3%	22.4%	27.0%
Expected dividend yield	—	—	—
Expected term (in years)	5.0	8.1	8.1

Option activity

The following table summarizes the Company’s option activity for the year ended December 31, 2020:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2019	4,231,691	$6.17	8.68	$12,170
Granted	540,000	10.37
Exercised	(1,502,793)	3.32
Forfeited	(157,813)	8.70

Outstanding as of December 31, 2020	3,111,085	$8.15	8.41	$16,882

Vested and expected to vest as of December 31, 2020	3,111,085	$8.15	8.41	$16,882
Options exercisable as of December 31, 2020	806,319	$4.71	6.74	$7,154

The aggregate intrinsic value of options is calculated as the difference between the exercise price of the options and the fair value of the Company’s common stock/shares for those options that had strike prices lower than the fair value of the Company’s common stock/shares. The total intrinsic value of options exercised during the Predecessor 2019 Period was less than $0.1 million, during the Successor 2019 Period was $1.2 million, and during the year ended December 31, 2020 was $9.6 million.

The weighted average grant-date fair value per share of options granted during the Predecessor 2019 Period, the Successor 2019 Period, and the year ended December 31, 2020, was $2.25, $2.68, and $3.78, respectively.

Stock/equity-based compensation

The Company recorded stock/equity-based compensation expense related to common stock/share options in the following expense categories in its consolidated statements of operations and comprehensive loss (in thousands):

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020
Cost of revenue	$28	$8	$14
General and administrative	1,201	211	519
Selling and marketing	201	63	81
Research and development	634	7	27

	$2,064	$289	$641

As of December 31, 2020, total unrecognized equity-based compensation cost related to unvested options with service-based vesting conditions was $2.4 million, which is expected to be recognized over a weighted average period of 3.1 years. Additionally, the Company had unrecognized equity-based compensation cost of $4.5 million related to unvested awards with performance-based vesting conditions for which achievement of the performance conditions was not deemed probable as of December 31, 2020. We do not expect the performance conditions to be satisfied in connection with this initial public offering.

13. Income Taxes

The Company does not have any foreign operations and therefore has not provided for any foreign taxes.

The components of the provision (benefit) for income taxes were as follows (in thousands):

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020

Current tax provision:
State	$—	$—	$150

Total current provision	—	—	150

Deferred tax benefit:
Federal	16	(3,534)	(2,334)
State	24	(1,108)	(442)

Total deferred tax benefit	40	(4,642)	(2,776)

Total provision (benefit) for income taxes	$40	$(4,642)	$(2,626)

A reconciliation of our income tax provision (benefit) to the statutory federal tax rate is as follows:

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020
U.S. federal income tax rate	21.0%	21.0%	21.0%
Change in valuation allowance	(22.5)	0.0	0.0
Permanent adjustments	(2.1)	(1.1)	(0.4)
State taxes, net of federal benefit	3.9	4.0	6.2
Stock/equity-based compensation expense	(0.2)	(0.2)	6.2
State rate change	0.0	0.6	(4.8)
Other adjustments	(0.2)	0.0	0.0

Effective income tax rate	(0.1)%	24.3%	28.2%

The Company recorded a provision (benefit) for income taxes of less than $0.1 million, $(4.6) million and $(2.6) million for the Predecessor 2019 Period, Successor 2019 Period and year ended December 31, 2020, respectively. For the year ended December 31, 2020, the Company’s tax benefit was primarily driven by the current year loss the Company generated.

The components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	Successor December 31,
	2019	2020

Deferred tax assets:
Net operating loss carryforwards	$13,642	$12,350
Accrued expenses	710	1,466
Stock/equity-based compensation expense	113	115
Deferred transaction costs	245	262
Capitalized interest expense	1,363	1,891
Cease-use liability	—	583
Other	162	116

Total deferred tax assets	16,235	16,783

Deferred tax liabilities:
Amortization	(22,062)	(22,254)

Total deferred tax liabilities	(22,062)	(22,254)

Net deferred tax liabilities	$(5,827)	$(5,471)

As of December 31, 2020, the Company had U.S. federal and state net operating loss carryforwards of $47.7 million and $38.3 million, respectively. The federal net operating loss carryforwards will expire at various dates beginning in 2032. State net operating loss carryforwards will expire at various dates beginning in 2023. The Company had federal and state net operating losses that do not expire of $37.6 million and $4.2 million, respectively that are included in the cumulative balances.

Management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As required by the provisions of ASC 740, Income Taxes (“ASC 740”), management has determined that it is more-likely-than-not that the Company will utilize the tax benefits related to the federal and state deferred tax assets that will be realized for financial reporting purposes. The U.S. net deferred tax liability primarily relates to non-tax-deductible intangible assets recognized in the financial statements which generate a deferred tax liability. The net deferred tax liability established is estimated to be a source of income to utilize previously unrecognized deferred tax assets in the U.S.

Future changes in Company ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change, as defined by Section 382 of the Internal Revenue Code of 1986, as amended, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. The Company has not yet undertaken a formal study on any potential Section 382 limitations.

Unrecognized tax benefits

The Company accounts for uncertain tax positions under the recognition and measurement criteria of ASC 740. For those tax positions for which it is more likely than not that a tax benefit will be sustained, we record the largest amount of tax benefit with a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If we do not believe that it is not more likely than not that a tax benefit will be sustained, no tax benefit is recognized. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to uncertain tax positions as a component in income tax expense. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s consolidated statements of operations. The statute of limitations for assessment by the Internal Revenue Service (“IRS”) and state tax authorities is open for all tax years.

The Company is subject to U.S. federal income tax and various state jurisdictions. In the normal course of business, the Company is subject to examination by taxing authorities within these jurisdictions. The Company is not currently under examination in any domestic or foreign jurisdiction.

14. Commitments and Contingencies

Operating leases

The Company is party to various noncancelable operating leases that expire at varying dates through November 2030. As of December 31, 2019 and 2020, the Company maintained a letter of credit for a security deposit of $2.1 million in conjunction with one of its leases (Refer to Note 10—Debt).

The Company has a seven-year operating lease for office space in Los Angeles, California, entered into in 2018. In July 2020, the Company abandoned the office space. Refer to Note 15 – Restructuring for additional information regarding the restructuring charge and liability associated with exiting this office location.

The Company’s lease agreements may include lease incentives, payment escalations, and rent holidays, which are accrued or deferred as appropriate such that rent expense for each lease is recognized on a straight-line basis over the terms of occupancy. As of December 31, 2019 and 2020, the Company had deferred rent of $0.3 million and $1.7 million, respectively. The short-term portion of the deferred rent is included within accrued expenses and other currently liabilities and the long-term portion is included within other long-term liabilities in the accompanying consolidated balance sheets.

Rent expense for the Predecessor 2019 Period, Successor 2019 Period, and the year ended December 31, 2020, was $0.2 million, $1.8 million, and $3.9 million, respectively. Rent expense was recorded within cost of revenue, general and administrative, selling and marketing and research and development expense lines in the Company’s consolidated statement of operations.

Future minimum payments under operating leases as of December 31, 2020 are as follows (in thousands):

Year Ending December 31,
2021	$5,188
2022	5,176
2023	5,288
2024	4,877
2025	3,970
Thereafter	18,438

$42,937

Other non-cancellable commitments

As of December 31, 2020, the Company had non-cancellable commitments to vendors primarily consisting of subscriptions to third party software products. Obligations under contracts that are cancellable or with a remaining term of 12 months or less are not included. As of December 31, 2020, future minimum payments under other non-cancellable agreements were $0.6 million, of which $0.4 million and $0.2 million is expected to be paid by December 31, 2021 and December 31, 2022, respectively.

Contingent value payments

In connection with the InvoiceCloud Acquisition (Note 5 – Acquisitions), a CVR Bonus Award Plan (“CVR Plan”) was established for the benefit of option holders as of February 11, 2019 in the event that holders of the Company’s Class A-1 common shares receive cash distributions in connection with an Exit Event of at least $889.1 million (the “Performance Threshold”). Subject to the achievement of the Performance Threshold, from a general standpoint, participants in the CVR Plan, who are still employed by the Company at the time of the distribution will receive up to a maximum amount in aggregate of $9.5 million. Also, in the event the Performance Threshold is met, Class A-2 rollover participants would receive in aggregate $70.0 million that would have otherwise been distributed to Class A-1 shareholders upon an Exit Event. We do not expect this initial public offering to constitute an Exit Event pursuant to the terms of our existing limited liability company agreement. No compensation expense has been recognized in relation to the CVR Plan as the Company has determined that an Exit Event is not probable as of December 31, 2020.

Indemnification agreements

In the normal course of business, the Company may provide indemnification of varying scope and terms to third parties and may enter into commitments and guarantees (“Agreements”) under which it may be required to make payments. The duration of these Agreements varies, and in certain cases, may be indefinite with no limit to the Company’s maximum potential payment exposure. In addition, the Company has obligations with certain members of its board of directors and certain executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. For the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, the Company has not incurred any material costs as a result of such indemnifications. The Company does not believe that the outcome of any claims under indemnification arrangements will have a material effect on its financial position, results of operations or cash flows, and it has not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2019 and 2020, respectively.

Legal proceedings

The Company is from time to time subject to various other legal proceedings and claims, either asserted or unasserted, which arise in the ordinary course of business. The Company routinely assesses its current litigation and/or threatened litigation as to the probability of ultimately incurring a liability and records its best estimate of the ultimate loss if reasonably possible to estimate, in situations where the Company assesses the likelihood of loss as probable. While the outcome of these claims cannot be predicted with certainty, the Company believes that these pending or threatened legal proceeding or claims could not have a material impact on the Company’s consolidated financial statements.

15. Restructuring

For the year ended December 31, 2020, the Company relocated certain of its operations and incurred a restructuring charge related to abandoning office space in Los Angeles, California. The Company recorded a charge of $2.4 million that was recorded within restructuring charges in the Company’s consolidated statement of operations, representing the present value of remaining contractual lease payments, net of estimated sublease income. The following table summarizes the restructuring activity for the year ended December 31, 2020 (in thousands):

Facility Related Costs
Accrued restructuring as of December 31, 2019	$—
Charges	2,434
Cash payments	(349)
Other	167

Accrued restructuring as of December 31, 2020	$2,252

As of December 31, 2020 the remaining restructuring liability was $2.3 million, of which $0.6 million was included within accrued expenses and other current liabilities and $1.7 million was included within other long-term liabilities within the Company’s consolidated balance sheet. The restructuring liability will be adjusted for any future changes to the estimated sublease income and will be reduced by restructuring payments through the remaining term of the lease in May 2025.

16. Defined Contribution Plan

The Company has a 401(k) defined contribution plan (the “401(k) Plan”) for its employees. Eligible employees may make pretax contributions to the 401(k) Plan up to statutory limits. The Company provides a matching contribution of 25% of the employees’ contributions up to a maximum amount per participant. The Company made contributions to the plan of less than $0.1 million during the Predecessor 2019 Period, $0.3 million during the Successor 2019 Period, and $0.5 million during the year ended December 31, 2020. Expense related to 401(k) contributions was recorded within cost of revenue, general and administrative, selling and marketing and research and development expense lines in the Company’s consolidated statement of operations.

17. Related Parties

On February 11, 2019, in connection with the InvoiceCloud Acquisition, the Company assumed unsecured notes payable in the aggregate amount of $3.0 million (the “GC Notes”) with individuals that are former shareholders and a former employee and a current employee of Global Cloud, Ltd. (“GC”). The GC Notes have an original aggregate principal amount of $3.0 million, bear interest at a rate of 7% per annum, and require quarterly interest-only payments with the outstanding principal amount and any accrued but unpaid interest due on the maturity date of March 12, 2021. As of December 31, 2019 and 2020, the outstanding principal balance of the GC Notes was $3.0 million and is included in notes payable to related parties (current and long-term) within the accompanying consolidated balance sheets. In March 2021, the GC Notes were repaid in full.

On February 11, 2019, in connection with the InvoiceCloud Acquisition, the Company assumed an unsecured note payable the amount of $2.9 million (“IVR Note”) with individuals that are former shareholders and former employees of IVR Technologies Group, LLC (“IVR”). The IVR Note had an original principal amount of $2.9 million, bears interest at a rate of 5% per annum and requires quarterly interest-only payments with the outstanding principal amount and any accrued but unpaid interest due on the original maturity date of January 19, 2020. On January 14, 2020, the IVR Note was amended to extend the maturity date to January 16, 2021, and the interest rate was increased to 8% per annum. As of December 31, 2019 and 2020, the outstanding principal balance of the IVR Note was $2.9 million and is included in notes payable to related parties (current and long-term) within the accompanying consolidated balance sheets. In January 2021, the IVR Note was repaid in full.

On February 11, 2019, in connection with the InvoiceCloud Acquisition, the Company settled an unsecured note payable with a shareholder that was entered into in April 2016 (“2016 Shareholder Note”).

Within its consolidated statements of operations and comprehensive loss, the Company recognized interest expense related to the GC Notes, IVR Note, and 2016 Shareholder Note of less than $0.1 million, $0.3 million and $0.4 million in the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, respectively. The Company made cash interest payments related to the GC Notes, IVR Note, and 2016 Shareholder Note of $0.1 million, $0.8 million, and $0.4 million, respectively. At both December 31, 2019 and 2020, the Company recorded accrued interest payable of $0.1 million related to the GC Notes and IVR Note.

18. Segment and Geographic Information

Segment Information

The Company has determined that its chief executive officer is its CODM and the Company is organized into two reportable segments: Enterprise Solutions and SMB Solutions. The reportable segments were determined based on how the CODM reviews business performance and makes decisions about resources to be allocated.

The Enterprise Solutions segment is primarily engaged in providing SaaS solutions that simplify customer-client engagement primarily through electronic billing and digital payments. Enterprise solutions are built to address the unique needs of specific verticals: Health & Wellness, Government, Utilities, Financial Services, and Giving. For our Enterprise Solutions segment, the Company integrates directly with our customers’ core software systems and go to market with a partner-assisted direct sales model. For the year ended December 31, 2020, this segment generated 57% of total revenue.

The SMB Solutions segment is primarily engaged in providing end-to-end practice management solutions geared toward the wellness industry. For our SMB Solutions segment, the Company primarily relies on a free-trial to paid customer sales model and generate interest for our offerings through a combination of search engine optimization, word-of-mouth, paid customer referrals, and search engine marketing. For the year ended December 31, 2020, this segment generated 43% of total revenue.

The CODM evaluates segment operating performance using revenue and Adjusted EBITDA from reportable segments to make resource allocation decisions and evaluate segment performance. Adjusted EBITDA assists management in comparing our performance on a consistent basis for purposes of business decision-making. The Company defines Adjusted EBITDA as net loss excluding interest expense, net; provision (benefit) for income taxes; depreciation; and amortization of intangible assets, as further adjusted for acquisition-related expenses, fair value adjustment of acquired deferred revenue, stock/equity-based compensation, and restructuring charges. Adjusted EBITDA from reportable segments excludes unallocated corporate costs which are primarily comprised of costs for accounting, finance, legal, human resources and costs for certain executives supporting the whole business.

The following table sets forth the revenue and Adjusted EBITDA results attributable to each reportable segment and includes a reconciliation of the totals reported for the reportable segments to the applicable line items in our accompanying consolidated statements of operations are as follows (in thousands):

	Predecessor	Successor
	Period from January 1, 2019 through February 10, 2019	Period from February 11, 2019 through December 31, 2019	Year Ended December 31, 2020

Revenue
Enterprise Solutions	$5,908	$50,232	$83,944
SMB Solutions	2,243	24,049	62,613

Total revenue	8,151	74,281	146,557

Adjusted EBITDA
Enterprise Solutions	332	3,002	11,997
SMB Solutions	537	7,586	21,122

Total adjusted EBITDA from reportable segments	869	10,588	33,119
Unallocated corporate expenses	(928)	(6,057)	(11,080)

Total adjusted EBITDA	(59)	4,531	22,039

Reconciling items:
Interest expense, net	(592)	(7,206)	(9,903)
Amortization of intangible assets	(226)	(12,535)	(15,523)
Depreciation	(66)	(690)	(1,288)
Acquisition-related expenses	(36,088)	(305)	(1,011)
Fair value adjustment of acquired deferred revenue	—	(2,611)	(543)
Stock/equity-based compensation	(2,064)	(289)	(641)
Restructuring charges	—	—	(2,434)

Loss before income taxes	(39,095)	(19,105)	(9,304)
Provision (benefit) for income taxes	40	(4,642)	(2,626)

Net loss	$(39,135)	$(14,463)	$(6,678)

The Company’s CODM does not separately evaluate assets by segment, and therefore assets by segment are not presented.

Geographic Information

For the Predecessor 2019 Period, Successor 2019 Period and the year ended December 31, 2020, revenues by geographic region are not disclosed as revenue outside the United States does not exceed 10% of total revenue.

The Company does not disclose geographic information for long-lived assets as long-lived assets located outside the United States do not exceed 10% of total assets.

19. Subsequent Events

For its consolidated financial statements as of December 31, 2020 and for the year then ended, the Company has evaluated subsequent events through June 30, 2021, the date that these consolidated financial statements were available to be issued.

Shares available for issuance under the Amended and Restated 2015 Stock Option Plan

In February 2021, the Company increased the number of Class A-3 common shares reserved to be issued upon exercise of stock options by 350,000. After the increase, the Company had 5,393,218 Class A-3 common shares reserved to be issued under the Plan.

Part II

Information not required in prospectus

Item 13. Other expenses of issuance and distribution

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”), filing fee and the stock exchange listing fee.

Amount paid or to be paid
SEC registration fee	$ *
FINRA filing fee	*
Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment

Item 14. Indemnification of directors and officers

Prior to the closing of the offering to which this Registration Statement relates, EngageSmart, LLC intends to convert into a Delaware corporation pursuant to a statutory conversion, and will change its name to EngageSmart, Inc. Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation to be effective upon the corporate conversion will provide that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation to be effective upon the corporate conversion will provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our restated certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent sales of unregistered securities

Set forth below is information regarding unregistered securities issued by us since December 7, 2018, which is the date of formation of EngageSmart, LLC (formerly Hancock Parent, LLC). Also included is the consideration received by us for such unregistered securities and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

Common stock issuances

On February 11, 2019, we issued 32,403,145.6392 of Class A-1 common shares to 1 accredited investor for an aggregate purchase price of $293.3 million.

On February 11, 2019, we issued 15,087,448.6353 of Class A-2 common shares to 15 investors in exchange for an equivalent number of shares of Invoice Cloud, Inc.

2015 plan-related issuances

Since December 7, 2018, we granted to certain directors, officers, and employees options to purchase an aggregate of 3,769,900 of Class A-3 common shares under our 2015 Incentive Plan at exercise prices ranging from $9.05 to $52.00 per unit.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16. Exhibits and financial statement schedules

(a) Exhibits

A list of exhibits required to be filed under this item is set forth on the Exhibit Index of this registration statement and is incorporated in this Item 16(a) by reference.

(b) Financial statement schedules.

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Index to Exhibits

The following exhibits are filed as part of this registration statement.

Exhibit no.
1.1*	Form of Underwriting Agreement.

2.1*	Form of Plan of Conversion.

2.2*	Form of Certificate of Conversion of EngageSmart, LLC.

3.1*	Form of Certificate of Incorporation of EngageSmart, Inc., to be in effect upon completion of the Corporate Conversion.

3.2*	Form of Bylaws of EngageSmart, Inc., to be in effect upon completion of the Corporate Conversion.

3.3*	Second Amended and Restated Limited Liability Company Agreement of EngageSmart, LLC (formerly Hancock Parent, LLC) dated February 11, 2019.

4.1*	Form of Registration Rights Agreement, to be in effect upon completion of the Corporate Conversion.

4.2*	Form of Stockholders’ Agreement, to be in effect upon completion of the Corporate Conversion.

4.3*	Specimen Common Stock Certificate evidencing the shares of common stock.

5.1*	Opinion of Latham & Watkins LLP.

10.1*#	EngageSmart, LLC Amended and Restated 2015 Stock Option Plan.

10.2*#	Form of Incentive Stock Option Agreement pursuant to the EngageSmart, LLC Amended and Restated 2015 Stock Option Plan.

10.3*#	Incentive Stock Option Agreement pursuant to the EngageSmart, LLC Amended and Restated 2015 Stock Option Plan dated November 1, 2019, by and between EngageSmart, LLC and David Mangum.

10.4*#	EngageSmart, LLC CVR Bonus Award Plan.

10.5*#	Form of CVR Bonus Award Certificate under the EngageSmart, LLC CVR Bonus Award Plan.

10.6*#	Employment Agreement dated April 15, 2015, by and between EngageSmart, LLC and Robert Bennett.

10.7*#	Employment Agreement dated March 17, 2017, by and between EngageSmart, LLC and Howard Spector.

10.8*#	Employment Agreement dated October 14, 2020, by and between EngageSmart, LLC and Cassandra Hudson.

10.9*#	Employment Agreement Term Sheet dated June 16, 2021, by and between EngageSmart, LLC and Howard Spector.

10.10*	Credit Agreement, dated February 11, 2019, by and among Ares Capital Corporation, Golub Capital LLC, Hancock Merger Sub, Inc. and Hancock Midco, LLC.

10.11*	Form of Indemnification Agreement.

10.12*	2021 Incentive Award Plan.

10.13*	2021 Employee Stock Purchase Plan.

21.1*	List of Subsidiaries.

23.1*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

23.2*	Consent of Deloitte & Touche LLP.

24.1*	Powers of Attorney (included in the signature pages to this registration statement).

*	To be filed by amendment.

#	Indicates a management contract or compensatory plan.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Braintree, state of Massachusetts on                 , 2021.

EngageSmart, LLC

By:
Robert P. Bennett
Chief Executive Officer

We, the undersigned directors and officers of EngageSmart, LLC (the “Company”), hereby severally constitute and appoint Robert P. Bennett and Cassandra Hudson, and each of them singly, our true and lawful attorneys, with full power to them, and to each of them singly, to sign for us and in our names in the capacities indicated below, the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of us might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer (Principal Executive Officer)	, 2021
Robert P. Bennett

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021
Cassandra Hudson

	Director	, 2021
Paul G. Stamas

	Director	, 2021
Matthew G. Hamilton

	Director	, 2021
David Mangum

	Director	, 2021
Preston McKenzie

	Director	, 2021
Raph Osnoss